As filed with the Securities and Exchange Commission on May 25, 2011
Registration No. 333-164232

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRAYMARK HEALTHCARE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Oklahoma	8093	20-0180812
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102
(405) 601-5300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102
(405) 601-5300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Robert E. Puopolo, Esq. Greenberg Traurig LLP One International Place Boston, MA 02110 (617) 310-6000 Fax: (617) 310-6001	Michael D. Maline, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800 Fax: (212) 355-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐ (Do not check if a smaller reporting company	Smaller Reporting Company☑

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 25, 2011

Preliminary Prospectus

4,000,000 Shares

Graymark Healthcare, Inc.

Common Stock

We are offering 4,000,000 shares of our common stock. Our common stock is listed on The Nasdaq Capital Market under the symbol “GRMH.” The last reported sale price of our common stock on May 18, 2011 was $0.50 per share (or $2.00 as adjusted for the reverse stock split described below). We will affect a 1-for-4 reverse stock split of our common stock after the close of business on June 3, 2011.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Us (Before Expenses)	$	$

(1)	Does not include a corporate financing fee of 2% of gross proceeds. In addition, we have agreed to reimburse the underwriter for certain of its expenses as described under “Underwriting” on page 93 of this prospectus.

Delivery of the shares of common stock will be made on or about          . We expect to grant the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional 600,000 shares of our common stock to cover over-allotments, if any.

Roth Capital Partners

Prospectus dated          , 2011

You should rely only on the information contained in this prospectus, any amendment or supplement hereto, any free writing prospectus prepared by us or on our behalf, or any document incorporated herein by reference. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus, any free writing prospectus, or document incorporated herein by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any free writing prospectus or of any sale of the common stock.

This prospectus contains estimates and other statistical data made by independent parties relating to market size, expenditures, growth and other data about our industry. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness.

Nocturna, somniCare and somniTech are registered trademarks of Graymark Healthcare or its subsidiaries. This prospectus also includes other Graymark Healthcare trademarks, including Sleep Disorder Centers, and SDC as well as the registered and unregistered trademarks of other persons. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read carefully this entire prospectus, including the matters set forth in the section entitled “Risk Factors,” our consolidated financial statements and the related notes thereto, which are incorporated by reference into this prospectus and management’s discussion and analysis thereof included elsewhere in this prospectus, before deciding whether to invest in our common stock. In this prospectus, unless otherwise expressly stated or the context otherwise requires, “Graymark,” “our company,” “we,” “us” and “our” refer to Graymark Healthcare, Inc., an Oklahoma corporation, and its subsidiaries and “Sleep Management Solutions,” or “SMS,” refer to our sleep centers and related service and supply business, and “ApothecaryRx” refers to the discontinued operations of Apothecary Rx, LLC, our subsidiary that pertains to our discontinued business of operating independent retail pharmacies.

We are one of the largest providers of care management solutions to the sleep disorder market based on the number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. We provide a comprehensive diagnosis and care management solution for patients suffering from sleep disorders. On December 6, 2010, we completed the sale of substantially all of the assets of ApothecaryRx to Walgreens. ApothecaryRx operated independent retail pharmacy stores selling prescription drugs, over-the-counter drugs and an assortment of general merchandise.

We provide diagnostic sleep testing services and care management solutions for people with chronic sleep disorders. In addition, we sell equipment and related supplies and components used to treat obstructive sleep apnea, or OSA, which is the most commonly diagnosed sleep disorder at sleep medicine centers. OSA occurs when the soft tissue in the rear of the throat enlarges, thus narrowing the airway, and causing the body to temporarily stop breathing.

Our sleep management solution is driven by our clinical approach to managing sleep disorders. Our approach to managing the care of patients diagnosed with OSA is a key differentiator for us. Five key elements support our clinical approach:

•	Referral: Our medical directors, who are board-certified physicians in sleep medicine, have forged strong relationships with referral sources, which include primary care physicians, as well as physicians from a wide variety of other specialties and dentists.

•	Diagnosis: We own and operate sleep testing clinics that diagnose the full range of sleep disorders including OSA, insomnia, narcolepsy and restless legs syndrome.

•	CPAP Device Supply: We sell continuous positive airway pressure, or CPAP, devices, which are used to treat OSA.

•	Re-Supply: We offer a re-supply program for our patients and other CPAP users to obtain the required components for their CPAP devices that must be replaced on a regular basis.

•	Care Management: We provide continuing care to our patients led by our medical directors who are board-certified physicians in sleep medicine and their staff.

Our clinical approach increases the long-term CPAP device usage compliance of our patients, and enables us to manage a patient’s sleep disorder care throughout the lifecycle of the disorder, thereby allowing us to generate a long-term, recurring revenue stream. We generate revenues via three primary sources: providing the diagnostic tests and related studies for sleep disorders through our sleep diagnostic centers, the sale of CPAP devices, and the ongoing re-supply of components of the CPAP device that need to be replaced. In addition, as a part of our ongoing care management program, we monitor the patient’s sleep disorder and as the patient’s medical condition changes we are paid for additional diagnostic tests and studies.

In addition, we believe that our clinical approach to comprehensive patient care provides higher quality of care and achieves higher patient compliance. We believe that higher compliance rates are directly correlated to higher revenue generation per patient compared to our competitors through increased utilization of our re-

supply program and a greater likelihood of full reimbursement from federal payors and those commercial carriers who have adopted federal payor standards.

Our Market and Opportunity

We believe that the market for Sleep Management Solutions is large and growing with no clear market leader. A number of factors support the future growth of this market:

•	Large and undiagnosed population of patients that suffer from sleep disorders. There are a substantial number of undiagnosed people who could benefit from diagnosis and treatment of sleep disorders. There are an estimated 40 million Americans that suffer from chronic, long-term sleep disorders according to the National Institutes of Health, or NIH. There are over 80 different sleep disorders, including OSA, insomnia, narcolepsy and restless legs syndrome. The primary focus of our business is OSA, which the National Sleep Foundation estimates occurs in at least 18 million Americans. Moreover, according to the American College of Physicians, about 80-90% of people with OSA go undiagnosed.

•	Increasing awareness of diagnosis and treatment options, particularly for OSA. We believe there is an increasing awareness among the U.S. population and physicians in particular about the health risks and the availability and benefits of treatment options for sleep disorders. Of significant importance, OSA can have serious effects on people’s health and personal lives. OSA is known to increase the risk for several serious health conditions, including obesity, high blood pressure, heart disease, stroke, diabetes, depression and sexual dysfunction. Additionally, OSA may result in excessive daytime sleepiness, memory loss, lack of concentration and irritability. OSA and its effects may increase the risk for automobile accidents and negatively affect work productivity and personal relationships. In addition, as physicians become aware of the links between OSA and other serious health conditions, physicians are increasingly referring patients for sleep studies.

•	Growth in obesity rates. OSA is found in people of every age and body type, but is most commonly found in the middle-aged, obese population. Obesity is currently found in approximately 72 million adults and is a growing problem in the United States. Obesity exacerbates OSA by enlarging the upper airway soft tissue structures and narrowing the airway. Not only does obesity contribute to sleep disorders such as OSA, but sleep disorders can also contribute to obesity. We believe that individuals suffering from OSA generally have less energy and ability to exercise or keep a strict diet. Medical studies have also shown that sleep disorders can impair metabolism and disrupt hormone levels, promoting weight gain.

•	Large aging population. An aging U.S. population, led by approximately 78 million baby-boomers, is becoming increasingly at risk for OSA. As their soft palates enlarge, their pharyngeal fat pads increase in size and the shape of bony structures around the airway change.

We believe these factors present a significant business opportunity for us because we provide a complete continuum of care for those who suffer from OSA — from initial diagnosis to treatment with a CPAP device to providing ongoing CPAP supplies and long-term follow-up care.

•	The amount being spent on sleep disorder diagnosis and treatment is increasing. A 2010 Frost & Sullivan report estimated the U.S. sleep diagnostic market was $1.4 billion in 2008, and that it will grow to $3.4 billion by 2015 for a compound annual growth rate of 14.3%.

•	The sleep diagnostic market is highly fragmented. Our presence as one of the largest overall providers of sleep diagnostic services with 22 independent sleep diagnostic and therapy locations and 76 hospital sleep diagnostic programs, out of a total we estimate includes 4,000 sleep clinics in the United States, illustrates the level of fragmentation in the market. Only a limited number of companies provide a comprehensive solution which includes initial diagnosis to treatment with a CPAP device to providing ongoing CPAP supplies to long-term follow-up care.

Competitive Strengths

We believe the following competitive strengths position us to grow our business and gain market share:

•	Clinical approach to managing patient care that improves our patients’ clinical outcomes. We believe that we offer a clinical approach to managing our patients’ care, beginning with the patient’s initial referral, to diagnosis and CPAP device set-up, and through the long-term care management of their disorder.

•	Comprehensive diagnostic and care management solution for sleep disorder patients. The comprehensive nature of our sleep management solution allows us to maintain a long-term relationship with patients and their physicians, to improve CPAP compliance rates and to achieve a diversified, long-term recurring revenue stream over the entire lifecycle of OSA.

•	Benefits of scale. Our size allows us to maintain an efficient cost structure across multiple facilities, to access national contracts with third-party payors, and to seek out new and greater revenue opportunities that will not be available to smaller competitors that do not provide a comprehensive sleep management solution.

•	Experience in successfully executing acquisitions of viable targets to fuel our growth and integrating the targets into our operations. We believe that the highly fragmented sleep diagnostic market, coupled with barriers to entry caused by the dynamic and complex regulatory environment, creates an opportunity for consolidation that we are uniquely positioned to take advantage of due to our business model and our experience in successfully implementing an acquisition strategy.

•	Strong management team with an extensive track record of successful growth of sleep diagnostic and therapy businesses through acquisition. Over the past several years our management team has acquired and integrated numerous sleep diagnostic and therapy businesses.

Our Growth Strategy

We intend to grow as a provider of sleep diagnostic services and care management for sleep disorders. The following are the key elements of our growth strategy:

•	Expand sleep diagnostic and care management capabilities through strategic acquisitions. We intend to drive growth primarily by acquiring successful sleep clinics and hospital sleep diagnostic centers in our existing geographic markets and by expanding into new markets.

•	Drive internal growth. We use marketing initiatives to increase the awareness of sleep disorders and their negative health effects, as well as to promote our comprehensive solution to those that suffer from sleep disorders in the markets we serve. We plan to grow referral volumes at our existing facilities using direct marketing representatives to identify strategic hospital and physician group alliances and to market our sleep diagnostic services and care management alternatives to area physicians. We will drive the growth of our sleep therapy business by referring patients who receive positive OSA diagnosis from sleep diagnostic tests.

•	Expand on-going care management and disposable re-supply program. Generally OSA is a long-term chronic disorder, and patients being treated for OSA are generally treated for life. With our comprehensive model of care, ability to improve patient compliance with therapy, and scale, we are able to maintain a long-term, diversified, recurring revenue stream throughout the entire life-cycle of the OSA sleep disorder.

Risks Associated With Our Business

Our ability to execute our strategy and capitalize on our competitive strengths is subject to a number of risks more fully discussed in the “Risk Factors” section immediately following this summary. Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” such as:

•	changes to the programs of third-party payors could adversely affect our revenues and profitability;

•	delays or decreases in reimbursement from insurance or government payors could adversely affect our liquidity;

•	our industry is highly competitive, fragmented and market-specific, with limited barriers to entry;

•	we are subject to extensive government regulation; and

•	our current principal stockholders will continue to have significant influence over us after this offering.

Recent Developments

Private Placement

On April 30, 2011, we executed subscription agreements with existing accredited investors or their affiliates to sell 1,293,103 shares of the Company’s common stock in a private placement at a price of $2.32 per share. The proceeds of the private placement were approximately $3 million. The proceeds included $2 million in cash and $1 million from the cancellation of a note to Valiant Investments, LLC. In conjunction with the private placement, each investor received a warrant to purchase one share of common stock for each common share purchased pursuant to the subscription agreement. The warrants are exercisable for the purchase of one share of common stock for $1.80 beginning November 4, 2011 and on or before May 4, 2014. The transaction closed on May 4, 2011.

Sale of Assets of Nocturna East, Inc.

On May 10, 2011, we executed an Asset Purchase Agreement with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of our subsidiary, Nocturna East, Inc. for $2,500,000. In conjunction with the sale of East assets which closed on May 10, 2011, the Management Services Agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. Our decision to sell the assets of East was primarily based on our determination that the operations of East no longer fit into our strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit our ability to sell CPAP devices and other supplies at the East locations. Our decision to sell the East assets was also influenced by our current cash needs.

Reverse Split

On January 26, 2011, our Board of Directors approved a reverse stock split in one of five ratios, namely 1 for 2, 3, 4, 5 or 6. On February 1, 2011, we received the consent of a majority of our shareholders for this reverse stock split. On May 23, 2011, our Board of Directors resolved to affect the reverse stock split of our common stock in a ratio of 1-for-4 effective after the close of business on June 3, 2011. We affecting a reverse stock split to regain compliance with the continued listing standards of the Nasdaq Capital Market. The Nasdaq Capital Market requires issuers to maintain a $1.00 minimum bid price. In determining a reverse stock split ratio of 1-for-4, the Board of Directors considered the continued listing standards of the Nasdaq Capital Markets, considered a ratio that would allow us to achieve long-term compliance with the listing standards and which allowed us to have a number of outstanding shares to have sufficient trading volume. Our Board of Directors determined that a ratio of 1-for-4 was the best balance of these various factors.

Company Information

We are organized in the state of Oklahoma. Prior to December 31, 2007, we were named Graymark Productions, Inc. and were an independent producer and distributor of film entertainment content. On January 2, 2008, we completed the acquisition of ApothecaryRx, LLC (“ApothecaryRx”) and SDC Holdings, LLC (“SDC Holdings”) through a reverse triangular merger and in connection therewith changed our name to Graymark Healthcare, Inc. On December 6, 2010, we completed the sale of substantially all of the assets of ApothecaryRx. SDC Holdings is organized in the State of Oklahoma and began operations on January 31, 2007. Our principal executive offices are located at 210 Park Avenue, Suite 1350, Oklahoma City, Oklahoma 73102. Our telephone number is (405) 601-5300. We maintain a website at www.graymarkhealthcare.com. The URL of our website is included herein as an inactive textual reference. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	4,000,000 shares

Common stock to be outstanding immediately after this offering	12,531,506 shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $6.5 million, after deducting the estimated underwriting discounts and estimated offering expenses. We intend to use approximately $1.1 million of the net proceeds to pay amounts owed under our credit facility with Arvest Bank for principal and interest payments through December 31, 2011 with the remainder to fund potential acquisitions for our Sleep Management Solutions business, though no acquisitions have yet been identified, and for working capital and general corporate purposes.

Dividend policy	We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for repayment of amounts owed under our credit facility and term loan, for use in connection with the expansion of our business, for working capital and general corporate purposes.

Nasdaq Capital Market symbol	“GRMH”

Risk Factors	See “Risk Factors” beginning on page 9 for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 8,531,506 shares of common stock outstanding on May 16, 2011. This number excludes, as of March 31, 2011:

•	95,159 shares issuable upon the exercise of outstanding stock options at a weighted average price of $10.06 per share; and

•	50,068 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $9.10 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the underwriter’s overallotment option; and

•	the one-for-four reverse stock split of our common stock to be affected after the close of business on June 3, 2011, subject to adjustment to account for rounding up of fractional shares to the next whole share.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present our summary consolidated historical and pro forma statement of operations data for the fiscal years ended December 31, 2008, 2009 and 2010, for the three months ended March 31, 2010 and 2011, our historical results on a pro forma basis adjusted for our acquisitions of somniTech, Inc., somniCare, Inc. (collectively, “Somni”) and Avastra Eastern Sleep Centers, Inc., or Eastern, for the years ended December 31, 2008 and 2009, and our summary consolidated historical and pro forma as adjusted balance sheet data as of December 31, 2009. The summary statement of operations data for the fiscal years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2008, 2009 and 2010 included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2010 and 2011 and our historical results on a pro forma basis adjusted for our acquisitions of Somni and Eastern for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of March 31, 2011 have been derived from our unaudited consolidated financial statements not included in or incorporate by reference into this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited period. Our historical results for prior or interim periods are not necessarily indicative of results to be expected for a full fiscal year or for any future period. You should read this data together with our consolidated financial statements and related notes incorporated by reference into this prospectus and the information under “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Audited			Unaudited
						Pro Forma
	Actual For Years Ended			Actual for Three Months		Years Ended
	December 31,			Ended March 31,		December 31,
	2008	2009	2010	2010	2011	2008	2009

Statement of Operations Data:
Revenues	$15,292,164	$17,571,539	$22,764,089	$5,912,035	$4,689,873	$27,441,366	$25,846,789
Costs and Expenses:
Cost of services and sales	5,779,918	5,522,932	7,144,066	1,852,935	1,631,640	9,959,992	8,283,306
Selling, general and administrative	7,726,693	13,593,655	17,277,322	4,892,600	3,992,736	13,381,041	17,695,312
Bad debt expense	—	3,768,699	1,763,736	238,899	117,847	—	3,768,699
Impairment of goodwill and Intangible assets	—	—	10,751,997	—	—	—	—
Impairment of fixed assets	—	—	762,224	—	—	—	—
Depreciation and amortization	598,627	1,074,132	1,337,990	344,399	294,628	1,160,562	1,469,148

	14,105,238	23,959,418	39,037,335	7,328,833	6,036,851	24,501,595	31,216,465

Net other (expense)	(696,181)	(952,724)	(1,433,395)	(284,231)	(349,711)	(857,396)	(1,108,169)

Income (loss) from continuing operations, before taxes	490,745	(7,340,603)	(17,706,641)	(1,701,029)	(1,696,689)	2,082,375	(6,447,845)
Benefit (provision) for income taxes	—	—	(166,795)	(47,986)	(9,603)	(636,652)	—

Income (loss) from continuing operations, net of taxes	490,745	(7,340,603)	(17,873,436)	(1,749,015)	(1,706,292)	1,445,723	(6,447,845)

	Audited			Unaudited
						Pro Forma
	Actual For Years Ended			Actual for Three Months		Years Ended
	December 31,			Ended March 31,		December 31,
	2008	2009	2010	2010	2011	2008	2009

Income (loss) from discontinued operations, net of taxes	806,623	1,998,901	(1,416,083)	283,267	(214,678)	806,623	1,998,901

Net Income (loss)	1,297,368	(5,341,702)	(19,289,519)	(1,465,748)	(1,920,970)	2,252,346	(4,478,944)
Less: Net income (loss) attributable to noncontrolling interests	552,970	(153,806)	(153,513)	(40,799)	(84,704)	552,970	(153,806)

Net income (loss) attributable to Graymark Healthcare	$744,398	$(5,187,896)	$(19,136,006)	$(1,424,949)	$(1,836,266)	$1,699,376	$(4,325,138)

Net earnings per common share (basic and diluted):
Net income (loss) from continuing operations attributable to Graymark Healthcare	$(0.01)	$(1.01)	$(2.45)	$(0.24)	(0.22)	$0.13	$(0.87)
Net income (loss) from discontinued operations	0.12	0.28	(0.20)	0.04	(0.03)	0.12	0.28

Net income (loss) per share	$0.11	$(0.73)	$(2.65)	$(0.20)	$(0.25)	$0.25	$(0.59)

Weighted average common shares outstanding	6,471,407	7,103,627	7,245,840	7,252,919	7,238,403	6,959,606	7,235,624

Weighted average common shares outstanding assuming dilution	6,525,710	7,103,627	7,245,840	7,252,919	7,238,403	6,713,909	7,235,624

The following table presents our summary consolidated balance sheet data as of March 31, 2011:

•	on an actual basis; and

•	on an as adjusted basis to further reflect the receipt by us of net proceeds of $6.5 million from the sale of the common stock offered by us in this offering, less underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2011
	Actual	As Adjusted
	(unaudited)	(unaudited)

Balance Sheet Data:
Cash and cash equivalents(1)	$591,952	$6,026,333
Working capital (deficit)	(22,319,286)	(16,388,398)
Total assets	26,802,765	32,237,146
Short-term debt	734,683	734,683
Long-term debt, including current portion	23,093,528	22,597,021
Total liabilities from discontinued operations	1,750,092	1,750,092
Accumulated Deficit	31,055,243	31,055,243
Total stockholders’ equity (deficit)	(1,724,825)	4,775,175

(1)	Includes cash and cash equivalents from discontinued operations of $17,898.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in or incorporated by reference into this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We have limited liquidity and we have insufficient capital to fund our operations for the next twelve months or less.

We have insufficient liquidity to fund our operations for the next twelve months or less. While we are in the process of re-engineering our business operations to operate on a positive operating cash flow basis, we do not have sufficient liquidity to operate until such time without additional funds.

As of March 31, 2011, we had an accumulated deficit of approximately $31.1 million and reported a net loss of approximately $1.8 million for the quarter then ended and approximately $19.1 million for the year ended December 31, 2010. We used approximately $1.9 million and $2.4 million in cash from operating activities of continuing operations during the quarter ended March 31, 2011 and the year ending December 31, 2010, respectively. Furthermore, we have a working capital deficit of approximately $22.3 million as of March 31, 2011. We are required to make a $3.0 million principal payment to Arvest Bank by June 30, 2011 and we are not currently in compliance with certain covenants required by our lending agreement with Arvest Bank. On May 14, 2011, we paid Arvest Bank $3.0 million in satisfaction of this requirement.

We expect to raise gross proceeds of $8 million or more in a public stock offering by the end of June 2011. From the proceeds of the offering, if any, we will be required to pay one-third of the proceeds of the equity offering less $3 million to Arvest Bank. We also intend to pay an additional $1.1 million to Arvest Bank in order to pay the remaining amount of principal and interest through December 31, 2011 to obtain a waiver from Arvest of the Debt Service Coverage Ratio and Minimum Net Worth covenants through such date. We intend to use the remaining proceeds, if any, to provide working capital for our continued operations. In the event that we are unable to obtain debt or equity financing or we are unable to obtain such financing on terms and conditions acceptable to us, we may have to cease or severely curtail our operations.

We have insufficient liquidity to fund our operations for the next twelve months or less. In addition, any of the following factors could result in insufficient capital to fund our operations for a period significantly shorter than twelve months:

•	if our capital requirements or cash flow vary materially from our current projections;

•	if we are unable to timely collect our accounts receivable;

•	if we are unable to re-engineer our business operations to operate on a positive operating cash flow basis;

•	if we are unable to raise funds to operate our business; and

•	if other unforeseen circumstances occur.

Inability to fund our operations may require us to substantially curtail our operations, which will likely result in a complete loss of any investment in shares of our common stock.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern. This report may impair our ability to raise additional financing and adversely affect the price of our common stock.

The report of our independent registered public accounting firm contained in our consolidated financial statements as of and for the year ended December 31, 2010 includes a paragraph that explains that we have incurred significant operating losses, have serious liquidity issues and may require additional financing in the foreseeable future. The report concludes that these matters, among others, raise substantial doubt about our ability to continue as a going concern. Reports of independent auditors questioning a company’s ability to continue as a going concern are generally viewed unfavorably by analysts and investors. This report may make it difficult for us to raise additional financing necessary to grow or operate our business.

We have a bank credit facility of approximately $19 million and we may not achieve compliance with the Debt Service Coverage Ratio requirements which begin June 30, 2011.

We are party to an amended Loan Agreement with Arvest Bank (the “Arvest Credit Facility”). The Arvest Credit Facility provides for a term loan in the principal amount of $30 million (referred to as the “Term Loan”) and provides an additional credit facility in the principal amount of $15 million (the “Acquisition Line”) for total principal of $45 million. As of March 31, 2011, the outstanding principal amount of the Arvest Credit Facility was $22,396,935. In connection with our sale of the assets of ApothecaryRx to Walgreens, we reduced the outstanding balance on the Arvest Credit Facility by $22 million during 2010. Commencing with the calendar quarter ending June 30, 2010 and thereafter during the term of the Arvest Credit Facility, based on the latest four rolling quarters, we agreed to continuously maintain a “Debt Service Coverage Ratio” of not less than 1.25 to 1. As of March 31, 2011, our Debt Service Coverage Ratio is less than 1.25 to 1. The Debt Service Coverage Ratio is calculated using the latest four rolling quarters. We are currently developing and executing a combination of strategic, operational and debt reduction strategies and expect to be in compliance with the Debt Service Coverage Ratio, but do not anticipate being in compliance by June 30, 2011. If we are unsuccessful in fully executing these strategies, there is no assurance that Arvest Bank will waive or further delay the requirement. Arvest Bank has agreed to waive the Debt Service Coverage Ratio and the Minimum Net Worth covenants through December 31, 2011 if we pay to Arvest Bank one-third of the proceeds of this offering less $3.0 million, plus the principal and interest due for the remainder of 2011 which is approximately $1.1 million, plus, if we raise over $15 million in proceeds from this transaction, we will need to deposit into an escrow account the amount required to make principal and interest payments to Arvest Bank from January 1 to June 30, 2012. On May 12, 2011, we made a $3 million principal payment to Arvest Bank.

If an event of default is not cured within 10 days following notice of the default by Arvest Bank, Arvest Bank will have the right to declare the outstanding principal and accrued and unpaid interest immediately due and payable. Payment and performance of our obligations under the Arvest Credit Facility are secured by the personal guaranties of certain of our current and former executive officer and our largest stockholder and in general our assets. In addition, in connection with a third amendment to the Arvest Credit Facility in July 2010, we also entered into a Deposit Control Agreement with Arvest Bank covering our accounts at Valliance Bank. Arvest Bank may exercise its rights to give instructions to Valliance Bank under the Deposit Control Agreement only in the event of an uncured default under the Loan Agreement, as amended.

If Arvest Bank accelerates the payment of outstanding principal and interest, we will need to file a current report on Form 8-K with the SEC disclosing the event of default and the acceleration of payment of all principal and interest. In addition, we do not expect to be able to pay all outstanding principal and interest if Arvest Bank accelerates the due dates for such amounts. Since we have granted Arvest Bank a security interest in all of our assets, Arvest Bank could elect to foreclose on such assets as well as to move to enforce the guaranty which is provided by certain of our current and former officers and directors. If Arvest Bank declares an event of default and/or accelerates the payment of our obligations under the Arvest Credit Facility, then the disclosure of such fact may cause a material decrease in the price of our stock on The Nasdaq Capital Market. The declaration of an event of default and the move to foreclose on our assets may cause a material adverse effect on our ability to operate our business in the ordinary course of business as well as a material adverse effect on our liquidity, results of operations and financial position.

We need to obtain additional financing to fund our ongoing working capital needs.

We currently fund our working capital needs with cash generated from operations, from funds previously raised from equity and debt financings and from funds generated from the sale of the assets of ApothecaryRx and of Nocturna East. We are currently evaluating various measures to maintain sufficient liquidity for the continuity of normal business operations. Certain of these options include the acceleration of collection of our accounts receivable, the deceleration of payments on our trade payables, the negotiation of extended payment terms with certain of our vendors and the possibility of raising additional capital through the issuance and sale of equity or debt securities. We continually project and evaluate our cash and working capital needs and plan for the timing of these payments, but there can be no assurance that we can raise additional capital or maintain liquidity sufficient to fund our working capital for normal business operations. If we are unable to maintain working capital sufficient for normal business operations, our business, results of operation and financial position may be materially adversely affected.

We require a significant amount of cash flow from operations and third-party financing to pay our indebtedness, to execute our business plan and to fund our other liquidity needs.

We may not be able to generate sufficient cash flow from operations, and future borrowings may not be available to us under existing loan facilities or otherwise in an amount sufficient to pay our indebtedness, to execute our business plan or to fund our other liquidity needs. We anticipate the need for substantial cash flow to fund future acquisitions, which is our primary growth strategy. In addition, we may need to refinance some or all of our current indebtedness at or before maturity.

We incurred indebtedness with an outstanding balance at December 31, 2010 of approximately $22 million to fund the acquisitions of our existing sleep centers. The outstanding principal amounts under the Arvest Bank credit facility and the term loan bear interest at the greater of the Wall Street Journal prime rate or 6%. Prior to June 30, 2010, the floor rate was 5%. Further details about this indebtedness can be found in the footnotes to our interim financial statements included elsewhere in this report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

At March 31, 2011, we had total liabilities of approximately $28.5 million. Because of our lack of significant historical operations, there is no assurance that our operating results will provide sufficient funding to pay our liabilities on a timely basis. There is no assurance that we will be able to refinance any of our current indebtedness on commercially reasonable terms or at all. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future business growth strategies or expenditure plans.

The markets for sleep diagnostic services and sale of related products are highly competitive, and we compete against substantially larger healthcare providers, including hospitals and clinics.

Competition among companies that provide healthcare services and supplies is intense. If we are unable to compete effectively with existing or future competitors, we may be prevented from retaining our existing customers or from attracting new customers, which could materially impair our business. There are a number of companies that currently offer or are in the process of offering services and supplies that compete with our sleep diagnostic and care management services and related product and supplies sales. These competitors may succeed in providing services and products that are more effective, less expensive or both, than those we currently offer or that would render some of our services or supplies obsolete or non-competitive. Some of our competitors may submit lower bids in a competitive bidding process or may be able to accept lower reimbursement rates from third party payors, thus gaining market share in our target markets. Many of our competitors have greater financial, research and development, manufacturing, and marketing resources than we have and may be in a better position than us to withstand the adverse effects on gross margins and profitability caused by price decreases prevalent in this competitive environment.

If third party payors determine that we violate Medicare, Medicaid or other payor reimbursement laws, regulations, or requirements, our revenues may decrease, we may have to restructure our method of billing and collecting Medicare, Medicaid or other payor program payments, respectively, and we could incur substantial defense costs and be subject to fines, monetary penalties and exclusion from participation in government-sponsored programs such as Medicare and Medicaid.

Our operations, including our billing and other arrangements with healthcare providers, are subject to extensive federal and state government regulation and requirements of other third-party payors. Such regulations and requirements include numerous laws directed at payment for services, conduct of operations, preventing fraud and abuse, laws prohibiting general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians, laws regulating billing and collection of reimbursement from government programs, such as Medicare and Medicaid, and requirements of other payors. Those laws and requirements may have related rules and regulations that are subject to alternative interpretations and may not provide definitive guidance as to their application to our operations, including our arrangements with hospitals, physicians and professional corporations.

For our SMS business, we verify patient benefit eligibility prior to providing services or products. We submit claims for service and products after they have been provided. Claims are supported by required documentation including physician orders. Despite our measures to ensure compliance with Medicare, Medicaid, or other payor billing standards, such third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable, that the service was not medically necessary, that there was a lack of sufficient supporting documentation, or for other reasons. Incorrect or incomplete documentation and billing information could result in nonpayment, recoupment or allegations of billing fraud.

We are not aware of any inquiry, investigation or notice from any governmental entity or other payor indicating that we are in violation of any of the Medicare, Medicaid or other payor reimbursement laws, regulations, or requirements. We believe we are in substantial compliance with these laws, rules and regulations based upon what we believe are reasonable and defensible interpretations of these laws, rules and regulations. However, such laws and related regulations and regulatory guidance may be ambiguous or contradictory, and may be interpreted or applied by prosecutorial, regulatory or judicial authorities in ways that we cannot predict. If federal or state government officials or other payors challenge our operations or arrangements with third parties that we have structured based upon our interpretation of these laws, rules and regulations, the challenge could potentially disrupt our business operations and we may incur substantial defense costs, even if we successfully defend our interpretation of these laws, rules and regulations. In addition, if the government or other payors successfully challenge our interpretation as to the applicability of these laws, rules and regulations as they relate to our operations and arrangements with third parties, we would potentially incur substantial cost restructuring our billing practice, as well as fines or penalties for non-compliance which could have a material adverse effect on our business, financial condition and results of operations.

In the event regulatory action were to limit or prohibit us from carrying on our business as we presently conduct it or from expanding our operations to certain jurisdictions, we may need to make structural, operational and organizational modifications to our company and/or our contractual arrangements with third-party payors, physicians, or others. Our operating costs could increase significantly as a result. We could also lose contracts or our revenues could decrease under existing contracts. Any restructuring would also negatively impact our operations because our management’s time and attention would be diverted from running our business in the ordinary course.

We are subject to complex rules and regulations that govern our licensing and certification, and the failure to comply with these rules can result in delays in, or loss of, reimbursement for our services or civil or criminal sanctions.

There has been a trend developing to require facilities that provide sleep diagnostic testing and durable medical equipment to become accredited by an approved accreditation organization as well as additional credentialing for physicians diagnosing sleep disorders and the licensing of technical personnel to perform diagnostic testing procedures. As of May 1, 2011, 16 of our free standing sleep centers are accredited by the American Academy of Sleep Medicine, or the AASM. Another three free standing sleep centers are accredited through The Joint Commission. We are actively pursuing accreditation for our remaining sleep centers. We believe we will achieve full accreditation for these centers by mid-2011. Additionally, as of September 30, 2009, Medicare required that all Durable Medical Equipment (DME) suppliers be accredited with the exception of pharmacies supplying DME, whose deadline was extended to January 1, 2010. All of our sleep therapy facilities providing DME were granted accreditation by The Joint Commission or by the Accreditation Commission for Healthcare, or ACHC. One of our DME suppliers, somniCare Overland Park, Kansas location, recently underwent the nation’s first ever DME site accreditation visit held by the AASM, to which we expect to have a letter of certification as the first accredited sleep therapy company by the AASM.

Physicians, physician assistants, nurse practitioners, and respiratory therapists who provide services as part of our operations are required to obtain and maintain certain professional licenses or certifications and are subject to state regulations regarding professional standards of conduct.

Some states also require our free-standing diagnostic testing facilities and DME providers to be licensed by or registered with state authorities such as state departments of health. We believe that we are in compliance with the licensing and registration in applicable states.

Some state laws require that companies dispensing DME and supplies within the state be licensed by the state board of pharmacy. We currently have a pharmacy license for dispensing of durable medical equipment and supplies in applicable states.

The relevant laws and regulations are complex and may be unclear or subject to interpretation. Currently we believe we are in compliance with all requisite regulatory authorities; however, agencies that administer these programs may find that we have failed to comply in some material respects. Failure to comply with these licensing, certification and accreditation laws, regulations and standards could result in our services being found non-reimbursable or prior payments being subject to recoupment, and can give rise to civil or, in extreme cases, criminal penalties.

Government and private insurance plans may further reduce or discontinue healthcare reimbursements, which could result in reductions in our revenue and operating margins.

A substantial portion of the cost of medical care in the United States is funded by managed care organizations, insurance companies, government funded programs, employers and other third-party payors, which are collectively referred to as “third-party plans.” These plans continue to seek cost containment. If this funding were to be reduced in terms of coverage or payment rates or were to become unavailable to our sleep disorder patients, our business will be adversely affected. Furthermore, managed care organizations and insurance companies are evaluating approaches to reduce costs by decreasing the frequency of treatment or the utilization of a medical device or product. These cost containment measures have caused the decision-making function with respect to purchasing to shift in many cases from the physician to the third-party plans or payors, resulting in an increased emphasis on reduced price, as opposed to clinical benefits or a particular product’s features. Efforts by U.S. governmental and private payors to contain costs will likely continue. Because we generally receive payment for our sleep diagnostic services and related products directly from these third-party plans, our business operations are dependent upon our ability to obtain adequate and timely reimbursement for our sleep diagnostic services and related products.

The third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a diagnostic test was not covered under the patient’s plan or performed properly or that a device is not covered under the patient’s plan, is not used in accordance with approved indications, or is unnecessary or deemed to be inappropriate treatment for the patient. For example, federal payors and commercial concerns that have adopted similar standards will only fully reimburse us for a CPAP device if the patient can demonstrate compliance for the first 90 days after the initial set-up. Third-party payors are also increasingly challenging prices charged for medical products and services. There is no assurance that our sleep diagnostic services and the related products will be considered cost-effective by third-party payors, that reimbursement will be available, or that payors’ reimbursement policies will not adversely affect our ability to offer and sell our services and products on a profitable basis, if at all.

Changes in reimbursement levels for sleep diagnostic services and related products continue to reduce our margins and could have a material, adverse effect on our overall operating results.

During the quarter ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, we were wholly or partially reimbursed by third-party plans for approximately 90%, 94%, 96% and 99%, respectively, of our revenue from sleep diagnostic services and product sales. The sleep diagnostic revenue reimbursed by third-party plans, including Medicare and Medicaid plans, generally have lower gross margins compared to sales or services paid outside a third-party plan. Increases in the costs of our sleep related products may not be sufficiently offset by increases in reimbursement rates. In addition, continued increases in co-payments by third-party plans may result in decreases in sales and revenue, operating and cash flow losses, and may deplete working capital reserves.

In particular, Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective reimbursement rate adjustments, administrative rulings, executive orders and freezes and funding restrictions, all of which may significantly impact our operations. During the quarter ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, 15%, 16%, 18% and 6%, respectively, of our sleep diagnostic revenues were attributable to Medicaid and Medicare reimbursement. Over the last several years, a number of states experiencing budget deficits have moved to reduce Medicaid reimbursement rates as part of healthcare cost containment.

We depend on reimbursements by third-party payors, as well as payments by individuals, which could lead to delays and uncertainties in the reimbursement process.

We receive a substantial portion of our payments for sleep center services and related supplies from third-party payors, including Medicare, Medicaid, private insurers and managed care organizations. The reimbursement process for these third-party payors is complex and can involve lengthy delays. Third-party payors continue their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. While we recognize revenue when healthcare services are provided, there can be delays before we receive payment. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, that services provided were not medically necessary, or that additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payors. These risks may be exacerbated for patients for whom we are out-of-network. We are subject to governmental audits of our reimbursement claims under Medicare and Medicaid and may be required to repay these agencies if a finding is made that we were incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional borrowing costs.

We also may not be paid with respect to co-payments and deductibles that are the patient’s financial responsibility, or in those instances when our facilities provide services to uninsured and underinsured individuals. Amounts not covered by third-party payors are the obligations of individual patients for which we may not receive whole or partial payment. In such an event, our earnings and cash flow would be adversely affected.

Healthcare reform has been enacted into law and could impact the profitability of our business.

The Affordable Care Act, enacted in March 2010, is dramatically altering the U.S. health care system. The law is intended to increase access to health care and health insurance services, increase the quality of care that is provided, and control or reduce health care spending. In addition, health care reform reduces Medicare and Medicaid payments to hospitals and other healthcare providers and bundle payments to hospitals, physicians, and other providers for certain services. We are unable to predict how changes in the law or new interpretations of existing laws may have a dramatic effect on the costs associated with doing business and the amount of reimbursement patients and customers receive both from government and third-party plans or payors. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative regulations and payment methodologies.

Healthcare reform and enforcement initiatives of federal and state governments may also affect our sales and revenue. These include:

•	Significant reductions in spending on Medicare, Medicaid and other government programs;

•	changes in programs providing for lower reimbursement rates for the cost healthcare products and services by third-party plans or payors;

•	regulatory changes relating to the approval process for healthcare products and services in general.

There is uncertainty regarding the nature of healthcare reform implementation and whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system. Recently enacted or future healthcare or budget legislation or other changes, including those referenced above, may materially adversely affect our business resulting in operating and cash flow losses, depletion of working capital reserves and adversely affect our financial condition.

We rely on primary suppliers of sleep related products to sell their products to us on satisfactory terms, and a disruption in our relationship with these suppliers could have a material, adverse effect on our business.

We are dependent on merchandise vendors to provide sleep disorder related products for our resale. Our largest sleep product supplier is Fisher and Paykel Healthcare, which supplied approximately 39% and 44% of our sleep supplies in the years ended December 31, 2010 and 2008, respectively. In the fiscal year ended December 31, 2009, our largest sleep product supplier was Resmed, which supplied approximately 37% of our sleep supplies. In our opinion, if any of these relationships were terminated or if any contracting party were to experience events precluding fulfillment of our needs, we would be able to find a suitable alternative supplier, but possibly not without significant disruption to our business. This could take a significant amount of time and result in a loss of customers and revenue, operating and cash flow losses and may deplete working capital reserves.

We could be subject to professional liability lawsuits, some of which we may not be fully insured against or reserved for, which could adversely affect our financial condition and results of operations.

In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing, and vicarious liability for acts of their employees or independent contractors. Many of these lawsuits involve large claims and substantial defense costs. We maintain professional liability insurance, which covers third-party claims that may be brought against the physicians and staff that work at our sleep centers, up to a maximum of $3 million, which amount may be insufficient to satisfy all third-party claims that may be brought against our healthcare professionals.

We are dependent upon our ability to recruit and retain physicians who are properly licensed and certified in the specialty of sleep medicine to oversee our sleep centers and provide medical services to our patients.

Our success depends largely upon our ability to recruit and retain physicians who are licensed to practice medicine in the jurisdictions relevant to the sleep diagnostic testing centers. We currently have medical directors who oversee each of our sleep centers, provide sleep study interpretations and consultations to our patients. The loss of one or more medical directors could result in a time-consuming search for a replacement, and could distract our management team from the day-to-day operations of our business. Any change in our relationship with our supervising or interpreting physicians, whether resulting from a dispute between the parties, a change in government regulation, or the loss of contracts with these physicians, could impair our ability to provide services and could have a material adverse affect on our business, financial condition and operations.

In many markets our success is highly dependent upon the continuing ability to recruit and retain qualified sleep specialists to supervise sleep diagnostic testing services and interpret results of such tests for us due to the current shortage of sleep specialists in the medical profession. We face competition for sleep specialists from other healthcare providers, including hospitals and other organizations. The competitive demand for sleep specialists may require us in the future to offer higher compensation in order to secure the services of sleep specialists. As a result, our compensation expense for our affiliated sleep specialists may increase and if we were not able to offset any such increase by increasing our prices, this could have a material adverse effect on our results of operations. An inability to recruit and retain sleep specialists would have a material adverse effect on our ability to maintain accreditation status and would adversely affect our results of operations.

The loss of our accreditation or our inability to obtain accreditation could negatively impact our business and operating results.

There has been a trend developing to require facilities that provide sleep diagnostic testing and equipment to become accredited by a Medicare approved accreditation organization in order to obtain reimbursement for provided such services. It is anticipated that many other government and private payors will follow suit requiring accreditation by certain approved organizations as a condition to reimbursement for sleep testing and treatment services or products. The loss of our accreditation or our inability to obtain accreditation for new facilities or existing facilities not yet accredited could cause us to be unable to provide services to certain accredited institutions, could cause non-compliance with certain of our third party payor contracts, and could cause us to lose our ability to participate in certain government programs such as Medicare, all of which could, in turn, negatively impact our financial condition and results of operations.

If our arrangements with physicians or our patients are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business, financial condition and ability to operate in those states could be adversely affected.

The laws of many states, including states in which we engage physicians to perform medical services, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. In states which do not allow us to exercise control over physicians or prohibit certain financial arrangements, we enter into agreements with physicians as independent contractors pursuant to which they render professional medical services. In some states, such as New York, we are only able to enter into agreements with independent physicians in which we provide administrative and other services. In addition, in some states, we enter into agreements with physicians to deliver professional sleep interpretation services and professional clinic services in exchange for a service fee.

We structure our relationships with physicians in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting. While we have not received notification from any state regulatory or similar authorities asserting that we are engaged in the corporate practice of medicine or that the payment of service fees to us by physicians or to physicians by us constitutes fee splitting, if such a claim were successful we could be subject to substantial civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements and our contractual arrangements may be unenforceable in that particular state. A determination that our arrangements with physicians violate state statutes, a change in government regulation, or our inability to successfully restructure these arrangements to comply with these statutes, could eliminate business located in certain states from the market for our services, which would have a material adverse effect on our business, financial condition and operations.

Our failure to comply with government regulations, including broad and complex federal and state fraud and abuse laws, may result in substantial reimbursement obligations, damages, penalties, injunctive relief or exclusion from participation in federal or state healthcare programs.

Our sleep diagnostic, therapy, and supply operations are subject to a variety of complex federal, state and local government laws and regulations targeted at fraud and abuse, including:

•	The federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind: (i) for referring an individual to a person for the provision of an item or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid; or (ii) to induce a person to refer an individual to a person for the provision of an item or service covered under a federal healthcare program, or arrange for or recommend that someone purchase, lease, or order a good, facility, service, or item covered under a federal healthcare program;

•	State law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;

•	The federal False Claims Act, which prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor;

•	The Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits fraud on a health benefit plan and false statements. HIPAA created a federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. Among other things, HIPAA also imposes criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a federal healthcare offense;

•	The Stark Law prohibits the referral of Medicare and Medicaid “designated health services” which includes outpatient prescription drugs and durable medical equipment such as CPAP devices and may also include sleep diagnostic testing if the testing is billed by a hospital to Medicare or Medicaid to an entity if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The Stark Law provides that the entity that renders the “designated health services” may not present or cause to be presented a claim for “designated health services” furnished pursuant to a prohibited referral. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme.

In addition, anyone who presents or causes to be presented a claim in violation of the Stark Law is subject to payment denials, mandatory refunds, monetary penalties of up to $15,000 per service, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs; and

•	Many state laws prohibit physician referrals to entities with which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. State law equivalents to the Stark law may be applicable to different types of services than those that are “designated health services” under the federal law and may have fewer or different exceptions.

In addition to those sanctions described above, violations of these or other government regulations could result in material penalties, including: civil monetary penalties, suspension of payments from government programs, loss of required government certifications, loss of licenses, loss of authorizations to participate in or exclusion from government reimbursement programs (including Medicare and Medicaid programs). Also, violations of federal, state, and common law privacy protections could give rise to significant damages, penalties, or injunctive relief. We believe that our practices are not in violation of the federal anti-kickback statute, false claims laws, HIPAA, the Stark law, or state equivalents, but we cannot assure you that enforcement authorities will not take action against us and, if such action were successful, we could be required to pay significant fines and penalties and change our corporate practices. Such enforcement could have a significant adverse effect on our ability to operate our business and to enforce our contracts with payors and others.

Non-compliance with federal and state anti-kickback laws could affect our business, operations or financial condition.

Various federal and state laws govern financial arrangements among healthcare providers. The federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients in private as well as government programs. There is a risk that an investment in our shares or in our subsidiary sleep centers by our affiliated physicians, including the distribution of any profits to our affiliated physicians, referrals for sleep testing or treatment services by physicians who own our securities, the marketing of our affiliated physicians’ services or our compensation arrangements with our affiliated physicians may be considered a violation of these laws. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. If we are excluded from federal or state healthcare programs, our affiliated physicians who participate in those programs would not be permitted to continue doing business with us. We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

We have physicians who own non-controlling investment interests in some of our sleep diagnostic testing facilities who also have a referral relationship with our sleep testing or care management services. If the ownership distributions paid to physicians by our testing facilities are found to constitute prohibited payments made to physicians under the federal Anti-kickback Statute, physician self-referral or other fraud and abuse laws, our business may be adversely affected. Over the years, the federal government has published regulations that established “safe harbors” to the federal Anti-Kickback Statute. An arrangement that meets all of the elements of the safe harbor is immunized from prosecution under the federal Anti-Kickback Statute. The failure to satisfy all elements, however, does not necessarily mean the arrangement violates the federal Anti-Kickback Statute. We endeavor to meet safe harbors designed for small entity investments and believe we are in compliance with such laws. However, if we were found to be violation of a federal or state anti-kickback statute, our business, results of operations, and financial condition would be harmed and we would be subject to substantial civil and criminal penalties.

If government laws or regulations change or the enforcement or interpretation of them change, we may be obligated to purchase some or all of the ownership interests of the physicians associated with us.

Changes in government regulation or changes in the enforcement or interpretation of existing laws or regulations could obligate us to purchase at the then fair market value some or all of the ownership interests of the physicians who have invested in our sleep diagnostic facilities. Regulatory changes that could create this obligation include changes that:

•	make illegal the referral of Medicare or other patients to our sleep diagnostic facilities by physicians affiliated with us,

•	create the substantial likelihood that cash distributions from our sleep diagnostic facilities to our physician partners will be illegal, or

•	make illegal the ownership by physicians of their interests in our sleep diagnostic facilities.

From time to time, we may voluntarily seek to increase our ownership interest in one or more of our sleep diagnostic testing facilities, in accordance with any applicable limitations. We may seek to use shares of our common stock to purchase physicians’ ownership interests instead of cash. If the use of our stock is not permitted or attractive to us or the physicians, we may use cash or promissory notes to purchase the physicians’ ownership interests. Our existing capital resources may not be sufficient for the acquisition or the use of cash may limit our ability to use our capital resources elsewhere, limiting our growth and impairing our operations. The creation of these obligations and the possible adverse effect on our affiliation with these physicians could have a material adverse effect on us.

Federal or state self-referral regulations could impact our arrangements with our affiliated physicians.

The federal physician self-referral statute, known as the “Stark” statute, prohibits a physician from making a referral for certain designated health services, including DME such as CPAP devices, to any entity with which the physician has a financial relationship, unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit a bill to Medicare for that service. Many state laws prohibit physician referrals to entities in which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. There is a risk that an investment in our shares or in our subsidiary sleep centers by our affiliated physicians, including the distribution of any profits to our affiliated physicians, the use of our equipment by physicians who own our securities, any assistance from healthcare providers in acquiring, maintaining or operating sleep diagnostic testing equipment, the marketing of our affiliated physicians’ services or our compensation arrangements with our affiliated physicians, could be interpreted as a violation of the federal Stark statute or similar state laws, if we were to accept referrals from our affiliated physicians. Violation of the Stark statute can result in substantial civil penalties for both the referring physician and any entity that submits a claim for a healthcare service made pursuant to a prohibited referral. In addition, federal courts have ruled that violations of the Stark statute can be the basis for a legal claim under the Federal False Claims Act. We believe that all of our affiliated physician arrangements are in compliance with the Stark statute. However, these laws could be interpreted in a manner inconsistent with our operations.

Because we submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us under the Federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and results of operations.

The federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to have a claim approved. Federal courts have ruled that a violation of the anti-kickback provision of the Stark statute can serve as the basis for the federal False Claims Act suit. The federal False Claims Act further provides that a lawsuit brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations, known as the relator. Actions brought under the federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us that we are unaware of or which we have been ordered by the court not to discuss until the court lifts the seal from the case. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of the violator.

We believe that we are operating in compliance with the Medicare rules and regulations and, thus, the federal False Claims Act. However, if we were found to have violated certain rules and regulations and, as a result, submitted or caused our affiliated physicians to submit allegedly false claims, any sanctions imposed under the federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs, which could have a material adverse effect on our business and financial condition. If we are excluded from participation in federal or state healthcare programs, our affiliated physicians who participate in those programs could not do business with us.

Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and regulations, including laws and regulations that govern our activities and the activities of providers of sleep diagnostic testing and durable medical equipment. These increased enforcement activities may have a direct or indirect adverse affect on our business, financial condition and results of operations.

Additionally, some state statutes contain prohibitions similar to and possibly even more restrictive than the federal False Claims Act. These state laws may also empower state administrators to adopt regulations restricting financial relationships or payment arrangements involving healthcare providers under which a person benefits financially by referring a patient to another person. We believe that we are operating in compliance with these laws. However, if we are found to have violated such laws, our business, results of operations and financial condition would be harmed.

Future changes in healthcare regulation are difficult to predict and may constrain or require us to restructure our operations, which could negatively impact our business and operating results.

The healthcare industry is heavily regulated and subject to frequent changes in governing laws and regulations as well as to evolving administrative interpretations. Our business could be adversely affected by regulatory changes at the federal or state level that impose new requirements for licensing, new restrictions on reimbursement for medical services by government programs, new pretreatment certification requirements for patients seeking sleep testing procedures or treatment products, or new limitations on services that can be performed by us. In addition, federal, state and local legislative bodies have adopted and continue to consider medical cost-containment legislation and regulations that have restricted or may restrict reimbursement to entities providing services in the healthcare industry and referrals by physicians to entities in which the physicians have a direct or indirect financial interest or other relationship. For example, Medicare recently adopted a regulation that limits the technical component of the reimbursement for multiple diagnostic tests performed during a single session at medical facilities other than hospitals. Any of these or future reimbursement regulations or policies could limit the number of diagnostic tests ordered and could have a material adverse effect on our business.

The Center for Medicare & Medicaid Services, or CMS, recently finalized certain anti-markup rules relating to diagnostic tests paid for by the Medicare program. The anti-markup rules are generally applicable where a physician or other supplier bills for the technical component or professional component of a diagnostic test that was ordered by the physician or other supplier (or ordered by a party related to such physician or other supplier through common ownership or control), and the diagnostic test is performed by a physician who does not share a practice with the billing physician or other supplier. If the anti-markup rule applies to an interpretation, then the reimbursement provided by Medicare to a billing physician or other supplier for that interpretation may be limited. Because our sleep diagnostic testing facilities bill Medicare for the technical and professional fees of sleep diagnostic tests that are ordered by community physicians or our affiliated physicians, we believe that the anti-markup rule does not apply to the professional services our affiliated physicians perform or the technical services that our sleep diagnostic testing facilities perform. However, this rule could be subject to an interpretation that affects the amounts that may be reimbursed by Medicare for professional diagnostic interpretations.

Although we monitor legal and regulatory developments and modify our operations from time to time as the regulatory environment changes, we may not be able to adapt our operations to address every new regulation, and such regulations may adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, our business operations have not been scrutinized or assessed by judicial or regulatory agencies. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our operations or that the healthcare regulatory environment will not change in a way that will restrict our operations.

Non-compliance with state and federal regulations concerning health information practices may adversely affect our business, financial condition or operations, and the cost of compliance may be material.

We collect and use information about individuals and their medical conditions. Numerous federal and state laws and regulations, including the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the Health Information Technology For Economic and Clinical Health Act (“HITECH Act”), govern the collection, dissemination, security, use and confidentiality of such patient-identifiable health information. HIPAA sets forth standards for electronic transactions between health plans, providers and clearinghouses; unique provider, employer, health plan and patient identifiers; security and electronic signatures as well as privacy protections relating to the exchange of individually identifiable health information. The Department of Health and Human Services (“DHHS”) has released several rules mandating compliance with the standards set forth under HIPAA. We believe our sleep centers and sleep related products and services achieved compliance with DHHS’s standards governing the privacy of individually identifiable health information and DHHS’s standards governing the security of electronically stored health information. In addition, we have fully implemented the required uniform standards governing common healthcare transactions. Finally, we have taken or will take all necessary steps to achieve compliance with other HIPAA rules as applicable, including the standard unique employer identifier rule, the standard health care provider identifier rule and the enforcement rule. While it is believed that we currently comply with HIPAA, there is some uncertainty of the extent to which the enforcement or interpretation of the HIPAA regulations will affect our business. Continuing compliance and the associated costs with these regulations may have a significant impact on our business operations. Criminal and civil sanctions may be imposed for failing to comply with HIPAA.

In addition to the HIPAA restrictions relating to the exchange of healthcare information, individual states have adopted laws protecting the confidentiality of patient information which impact the manner in which patient records are maintained. Violation of patient confidentiality rights under common law, state or federal law could give rise to damages, penalties, civil or criminal fines and/or injunctive relief. We believe that our sleep center operations are in compliance with federal and state privacy protections. However, an enforcement agency or court may find a violation of state or federal privacy protections arising from our sleep center operations.

The failure to comply with other provisions of HIPAA potentially could result in liability, civil and criminal penalties, and could have a material adverse effect on our business and financial condition.

HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities that have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated physicians, and we do not believe that we engage or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition.

HIPAA also establishes several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims

Act covers in connection with governmental health programs. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes, including those in which we received direct reimbursement because of the reassignment by affiliated physicians to us or those in which we may be considered to receive an indirect reimbursement because of the reassignment by us to hospitals of the right to collect for professional interpretations and technical services.

We believe that our sleep centers have taken all appropriate steps to achieve compliance with the HIPAA requirements. We do not currently believe that the ongoing cost of compliance with the existing HIPAA requirements will be material to our operations; however, we cannot predict the cost of future compliance with HIPAA requirements.

Our failure to successfully implement our growth plan may adversely affect our financial performance.

We have grown primarily through acquisitions. We intend to continue to grow incrementally through acquisitions with our current focus primarily on the sleep disorder market through our comprehensive sleep management care model. As this growth plan is pursued, we may encounter difficulties expanding and improving our operating and financial systems to maintain pace with the increased complexity of the expanded operations and management responsibilities.

The success of our growth strategy will also depend on a number of other factors, including:

•	economic conditions;

•	competition;

•	consumer preferences and purchasing power;

•	the ability to attract and retain sleep technicians and physicians;

•	financing and working capital requirements;

•	the ability to negotiate sleep center leases on favorable terms; and

•	the availability of new locations at a reasonable cost.

Even if we succeed in acquiring established sleep centers as planned, those acquired facilities may not achieve the projected revenue or profitability levels comparable to those of currently owned sleep centers in the time periods we estimate or at all. Moreover, our newly acquired sleep centers may reduce the revenues and profitability of our existing locations and other operations. The failure of our growth strategy may have a material adverse effect on our operating results and financial condition.

We identified a material weakness in the design and operation of our internal controls over financial reporting.

During the fourth quarter of 2010 and as part of the sale of substantially all of the assets of ApothecaryRx, we incurred significant charges related to the accounts receivable and inventory balances at ApothecaryRx. In addition, we noted additional control deficiencies that in aggregate with the material special charges incurred at ApothecaryRx caused us to conclude that we had a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Although the accounts receivable trends and the inventory physical counts related to ApothecaryRx throughout prior periods did not generate unusual results or cause us to question the validity of the accounts receivable or inventory balances, we feel that the significant charges recorded as a result of adjusting the inventory and accounts receivable amounts to their net realizable value subsequent to the sale of the ApothecaryRx assets represented a material weakness in our internal controls over financial reporting.

Since the operations of ApothecaryRx were sold, no remediation efforts are needed relating to those specific control deficiencies. However, due to the significance of the ApothecaryRx special charges, we began an evaluation of the circumstances and potential changes to our entity wide controls to address the other identified control deficiencies. The evaluation of entity wide controls is still in process. We have not identified any additional material weaknesses or significant deficiencies, but we have identified areas of improvement to eliminate identified control deficiencies, including enhancing the level of documentation and testing of our internal controls over financial reporting.

Material weaknesses in the design and operation of the internal controls over financial reporting of companies that we acquire could have a material adverse effect on our financial statements.

Our business has primarily grown through the acquisition of existing businesses and in the future we intend to continue to grow our SMS business through the acquisition of existing businesses. When we acquire such existing businesses our due diligence may fail to discover defects or deficiencies in the design and operations of the internal controls over financial reporting of such companies, or defects or deficiencies in the internal controls over financial reporting may arise when we try to integrate the operations of these newly acquired businesses with our own. We can provide no assurances that we will not experience such issues in future acquisitions, the result of which could have a material adverse effect on our financial statements.

The goodwill and other intangible assets acquired pursuant to our acquisitions of sleep centers may become further impaired and require additional write-downs and the recognition of additional substantial impairment expense.

At March 31, 2011, we had approximately $13.0 million and $2.4 million in goodwill and other intangible assets, respectively, that was recorded in connection with the acquisitions of our sleep centers during the years 2007 through September 30, 2009. We periodically evaluate whether or not to take an impairment charge on our goodwill, as required by the applicable accounting literature. Based on our (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each business unit and (iii) assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers located in Oklahoma, Nevada and Texas exceeded their fair value. In addition, we determined the carrying value of our intangible assets associated with Eastern and certain other intangibles exceeded their fair value. Accordingly, we recorded a noncash impairment charge, in December 2010, of $7.5 million and $3.2 million, respectively, on goodwill and other intangible assets. In the event that this goodwill or other intangible assets are determined to be further impaired for any reason, we will be required to write-down or reduce the value of the goodwill and recognize an impairment expense. The impairment expense may be substantial in amount and, in which case, adversely affect the results of our operations for the applicable period and may negatively affect the market value of our common stock.

Risks Related to Ownership of Our Common Stock

If the trading price of our common stock remains below $1 per share or if we fail to maintain any of the other required listing standards, our common stock could be delisted from the NASDAQ Capital Market.

We must meet NASDAQ’s continuing listing requirements in order for our common stock to remain listed on the NASDAQ Capital Market. The listing criteria we must meet include, but are not limited to, a minimum bid price for our common stock of $1.00 per share. Failure to meet NASDAQ’s continued listing criteria may result in the delisting of our common stock on the NASDAQ Capital Market.

On February 4, 2011, we received a notice from NASDAQ stating that the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days and that we were therefore not in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market set forth in Listing Rule 5550(a)(2). The notice indicated that we had been granted 180 calendar days, or until August 3, 2011, to regain compliance.

If we decide to implement a reverse stock split, the split must be complete no later than ten business days prior to August 3, 2011 in order to regain compliance. On February 1, 2011, we received shareholder approval for an amendment to our certificate of incorporation in order to effect a reverse stock split in one of 5 ratios, namely 1 for 2, 3, 4, 5 or 6. On May 23, our board of directors resolved to adopt a reverse stock split in the ratio of 1-for-4. This reverse stock split will be affected on June 6, 2011.

On April 1, 2011, we received a written notice from NASDAQ indicating that we are not in compliance with NASDAQ Marketplace Rule 5550(b), the continued listing standards for primary equity securities on The Nasdaq Capital Market, because our stockholders’ equity was less than $2.5 million at December 31, 2010, and it does not meet the alternative standards of market value of listed securities or net income from continuing operations. Under the rules of The Nasdaq Stock Market, we had until May 16, 2011 to submit a plan to regain compliance with the continued listing standards. We have submitted our compliance plan and are waiting for a response from Nasdaq. If the plan is accepted, we will be granted an extension of up to 180 calendar days from the date of the notice, or until September 28, 2011, to regain compliance with the continued listing standards. There is no assurance that our plan will be accepted or, if accepted, the plan will be successfully implemented by September 28, 2011. If we do not regain compliance with the continued listing standards, our common stock will be subject to delisting.

A delisting from the NASDAQ Capital Market would make the trading market for our common stock less liquid, and would also make us ineligible to use Form S-3 to register the sale of shares of our common stock or to register the resale of our securities held by certain of our security holders with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

Upon completion of this offering, our executive officers, directors and holders of greater than 5% of our outstanding common stock will together beneficially own approximately 51% of our outstanding common stock. As a result, our executive officers, directors and holders of greater than 5% of our outstanding common stock will have the ability to significantly influence all matters submitted to our stockholders for approval, including:

•	changes to the composition of our Board of Directors, which has the authority to direct our business and appoint and remove our officers;

•	proposed mergers, consolidations or other business combinations; and

•	amendments to our certificate of incorporation and bylaws which govern the rights attached to our shares of common stock.

This concentration of ownership of shares of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. The interests of our executive officers, directors and holders of greater than 5% of our outstanding common stock may not always coincide with the interests of the other holders of our common stock. This concentration of ownership may also adversely affect our stock price.

The market price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of securities, including securities of healthcare companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in healthcare laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or

•	general economic and stock market conditions.

In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of healthcare companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend solely on appreciation in the price of our common stock.

We do not pay dividends on our shares of common stock and intend to retain all future earnings to finance the continued growth and development of our business and for general corporate purposes. In addition, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors. Our current credit facility with Arvest Bank restricts our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Arvest Credit Facility.”

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not yield profitable results or increase the market price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an assumed offering price of $2.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $2.94 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “approximately,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. We believe that the statements in this prospectus and the documents incorporated by reference that we make regarding the following subject matters are forward-looking by their nature:

•	our clinical approach and its impact on patient compliance and federal and third-party payor reimbursement rates;

•	our on-going care management and re-supply program;

•	our ability to retain or attract new customers in the increasingly competitive sleep diagnostic and care management;

•	our expectations regarding growth strategies in our sleep management solutions business;

•	our predictions of opportunities in our sleep management solutions business;

•	our ability to generate sufficient cash flow to service our debt and lease obligations;

•	our ability to realize our future growth plans, attract qualified physicians and medical personnel, and engage in additional sleep center acquisitions;

•	reimbursement rates from federal and third-party payors for our sleep disorder related products and services;

•	inventory and operation costs;

•	our competitors, market pressures, and our assessment of our ability to compete favorably;

•	plans to increase labor efficiency;

•	costs associated with remaining in compliance with government regulations and laws;

•	our ability to remain in compliance with government regulations and laws and the consequences if we are found in violation of any of these regulations or laws;

•	Medicaid, Medicare and other third-party payor reimbursement policies;

•	the effect of current and anticipated domestic legislation on our business;

• the accreditation of our centers;

• the assumptions used in the preparation of our financial statements and any pro forma adjustments;

• financial projections;

• sleep study trends; and

• net proceeds and expenses of this offering.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Although the forward-looking statements in this prospectus reflect our good faith judgment, based on currently available information, they involve known and unknown risks, uncertainties and other factors that may cause our actual results or our industries’ actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” contained in this prospectus or the documents incorporated by reference. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results, or to changes in our expectations. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $6.5 million (or approximately $7.7 million if the underwriters exercise their overallotment in full) after deducting the underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the estimated net proceeds from the sale of these securities to pay approximately $1.1 million to Arvest Bank including approximately $0.5 million and $0.6 million in principal and interest and bank fees, respectively, which represents amounts due through December 31, 2011 under our credit facility with Arvest Bank with the remainder to fund potential acquisitions of sleep diagnostic therapy and supply businesses, although no such acquisitions have currently been identified, for working capital and other general corporate purposes. While we have not identified any specific acquisitions at this time, we believe opportunities may exist from time to time to expand our current sleep diagnostic therapy and supply businesses through acquisitions of other companies or businesses. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities. Pending any use, as described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The Arvest Bank credit facility is comprised of a $30.0 million Term Loan and a $15.0 million Acquisition Line. We anticipate that our expected payment of approximately $0.5 from the proceeds of this offering will be applied against the Term Loan. The Term Loan will become due on May 21, 2014. The outstanding principal amounts of Term Loan bear interest at the greater of the prime rate as reported in the “Money Rates” section of The Wall Street Journal (the “WSJ Prime Rate”) or 6% (“Floor Rate”). The WSJ Prime Rate is adjusted annually, subject to the Floor Rate, then in effect on May 21 of each year of the Term Loan. In the event of our default under the terms of the Arvest Bank credit facility, the outstanding principal will bear interest at the per annum rate equal to the greater of 15% or the WSJ Prime Rate plus 5%. Provided we are not in default, the Term Note is payable in quarterly payments of accrued and unpaid interest on each September 1, December 1, March 1, and June 1. Commencing on September 1, 2011, and quarterly thereafter on each December 1, March 1, June 1 and September 1, we are obligated to make equal payments of principal and interest calculated on a seven-year amortization of the unpaid principal balance of the Term Note as of June 1, 2011 at the then current WSJ Prime Rate or Floor Rate, and adjusted annually thereafter for any changes to the WSJ Prime Rate or Floor Rate as provided herein. The entire unpaid principal balance of the Term Note plus all accrued and unpaid interest thereon will be due and payable on May 21, 2014.

DIVIDEND POLICY

Historically, we have not paid dividends on our common stock, and we currently do not intend to pay any dividends on our common stock after the completion of this offering. We currently plan to retain any earnings to support the operation, and to finance the growth, of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our Board of Directors. Our existing credit facility restricts our ability to pay dividends without the approval of our lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DILUTION

Our pro forma net tangible book value as of March 31, 2011 was $(17.1) million, or $(2.36) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of March 31, 2011, after giving effect to the conversion of each outstanding share of our preferred stock upon the closing of this offering.

After giving effect to this offering and the receipt of $6.5 million of estimated net proceeds from this offering, the pro forma net tangible book value of our common stock as of March 31, 2011 would have been $(10.6) million, or $(0.94) per share. This amount represents an immediate increase in net tangible book value of $1.42 per share to the existing stockholders and an immediate dilution in net tangible book value of $2.94 per share to purchasers of our common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $2.00 per share even though the per share value of our assets after subtracting our liabilities is only $(0.24). The following table illustrates such dilution:

Assumed public offering price per share		$2.00
Historical net tangible book value per share as of March 31, 2011	$(2.36)
Increase per share attributable to this offering	1.42

Pro forma net tangible book value per share after this offering		(0.94)

Dilution per share to new investors		$2.94

If the underwriter exercise its overallotment option in full, the pro forma net tangible book value per share after the offering would be $(9.4) million, or $(0.79) per share. This amount represents an immediate increase in net tangible book value of $1.57 per share to the existing stockholders and an immediate dilution in net tangible book value of $2.79 per share to purchasers of our common stock in this offering.

The share information and net tangible book value set forth above gives effect to a one-for-four reverse stock split of our common stock, subject to adjustments for rounding up of fractional shares to the next whole share.

MARKET PRICE OF COMMON STOCK AND OTHER RELATED MATTERS

Reverse Split

On January 26, 2011, our Board of Directors approved a reverse stock split in one of five ratios, namely 1 for 2, 3, 4, 5 or 6. On February 1, 2011, we received the consent of a majority of our shareholders for this reverse stock split. On May 23, 2011, our Board of Directors resolved to affect the reverse stock split in a ratio of 1-for-4 effective after the close of business on June 3, 2011. We affecting a reverse stock split to regain compliance with the continued listing standards of the Nasdaq Capital Market. The Nasdaq Capital Market requires issuers to maintain a $1.00 minimum bid price. In determining a reverse stock split ratio of 1-for-4, the Board of Directors considered the continued listing standards of the Nasdaq Capital Markets, considered a ratio that would allow us to achieve long-term compliance with the listing standards and which allowed us to have a number of outstanding shares to have sufficient trading volume. Our Board of Directors determined that a ratio of 1-for-4 was the best balance of these various factors.

We expect to effect the reverse stock split of our common stock after the close of business on June 3, 2011 and expect the trading of our common stock on the Nasdaq Capital Market on a split-adjusted basis will begin at the opening of trading on June 6, 2011.

Market

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol GRMH. The following table sets forth the high and low sale prices of our common stock during the calendar quarters presented as reported by the Nasdaq.

	High	Low

2011
Second Quarter (through May 18, 2011)	$2.88	$1.64
First Quarter	$3.80	$2.56
2010
Fourth Quarter	$6.00	$2.80
Third Quarter	$5.36	$4.36
Second Quarter	$6.08	$4.00
First Quarter	$7.36	$4.24
2009
Fourth Quarter	$11.80	$7.00
Third Quarter	$14.00	$5.60
Second Quarter	$11.40	$6.00
First Quarter	$11.56	$5.20

On May 18, 2011, the closing price of our common stock as quoted on Nasdaq was $2.00.

The market price of our common stock is subject to significant fluctuations in response to, and may be adversely affected by:

•	variations in quarterly operating results;

•	changes in earnings estimates by analysts;

•	developments in the sleep disorder diagnostic and treatment markets;

•	announcements and introductions of product or service innovations; and

•	general stock market conditions.

Holders of Equity Securities

As of May 2, 2011, we had approximately 791 owners of our common stock shares, which consisted of 114 record owners and approximately 677 owners in street name.

CAPITALIZATION

The following table sets forth, as of March 31, 2011, our cash and cash equivalents, long-term debt and our unaudited capitalization on an actual basis and on an as adjusted basis to give effect to this offering and the application of the net proceeds of this offering, as described under “Use of Proceeds.”

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	As Adjusted
	(Unaudited)	(Unaudited)

Cash and cash equivalents(1)	$591,952	$6,026,333

Short-term debt	$734,683	$734,683

Long-term debt, including current portion	$23,093,528	$22,597,021

Equity:
Shareholders’ equity:
Preferred stock $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	$—	$—
Common stock $0.0001 par value, 500,000,000 shares authorized; 7,238,403 and 11,238,403 issued and outstanding, respectively	724	1,124
Paid-in capital	29,545,274	36,044,874
Accumulated deficit	(31,055,243)	(31,055,243)

Total Graymark Healthcare shareholders’ equity	(1,509,245)	4,990,755
Noncontrolling interest	(215,580)	(215,580)

Total equity	$(1,724,825)	$4,775,175

Total Capitalization	$22,695,338	$34,133,212

(1)	Includes cash and cash equivalents from discontinued operations of $17,898.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statement of operations data for the period from July 1, 2006 (inception) to December 31, 2006 and for the fiscal years ending December 31, 2007 and 2008 and the balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements which are not incorporated by reference or included in this prospectus. The summary statement of operations data for the fiscal years ended December 31, 2009 and 2010 and balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and related notes, which are incorporated by reference into this prospectus, and have been audited by Eide Bailly LLP, independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with our financial statements and the related notes which have been incorporated herein by reference and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

The selected consolidated statement of operations data for the three months ended March 31, 2010 and 2011 and our historical results on a pro forma basis adjusted for our acquisitions of Somni and Eastern for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited consolidated financial statements that have been incorporated by reference into this prospectus.

	Audited					Unaudited
	Actual for
	July 1					Actual for Three		Pro Forma
	to	Actual For Years Ended				Months Ended		Years Ended
	December 31	December 31,				March 31,		December 31,
	2006	2007	2008	2009	2010	2010	2011	2008	2009

Statement of Operations Data:
Revenues	$—	$9,553,230	$15,292,164	$17,571,539	$22,764,089	$5,912,035	$4,689,873	$27,441,366	$25,846,789
Costs and Expenses:
Cost of services and sales	—	3,633,929	5,779,918	5,522,932	7,144,066	1,852,935	1,631,640	9,959,992	8,283,306
Selling, general and administrative	—	3,398,931	7,726,693	13,593,655	17,277,322	4,892,600	3,992,736	13,381,041	17,695,312
Bad debt expense	—	—	—	3,768,699	1,763,736	238,899	117,847	—	3,768,699
Impairment of goodwill and Intangible assets	—	204,000	—	—	10,751,997	—	—	—	—
Impairment of fixed assets	—	—	—	—	762,224	—	—	—	—
Depreciation and amortization	—	313,874	598,627	1,074,132	1,337,990	344,399	294,628	1,160,562	1,469,148

	—	7,550,734	14,105,238	23,959,418	39,037,335	7,328,833	6,036,851	24,501,595	31,216,465

Net other (expense)	—	(935,874)	(696,181)	(952,724)	(1,433,395)	(284,231)	(349,711)	(857,396)	(1,108,169)

Income (loss) from continuing operations, before taxes	—	1,066,622	490,745	(7,340,603)	(17,706,641)	(1,701,029)	(1,696,689)	2,082,375	(6,477,845)
Benefit (provision) for income taxes	—	—	—	—	(166,795)	(47,986)	(9,603)	(636,652)	—

Income (loss) from continuing operations, net of taxes	—	1,066,622	490,745	(7,340,603)	(17,873,436)	(1,749,015)	(1,706,292)	1,445,723	(6,477,845)

Income (loss) from discontinued operations, net of taxes	(269,444)	(5,558,289)	806,623	1,998,901	(1,416,083)	283,267	(214,678)	806,623	1,998,901

Net income (loss)	(269,444)	(4,491,667)	1,297,368	(5,341,702)	(19,289,519)	(1,465,748)	(1,920,970)	2,252,346	(4,478,944)
Less: Net income (loss) attributable to noncontrolling interests	—	664,862	552,970	(153,806)	(153,513)	(40,799)	(84,704)	552,970	(153,806)

Net Income (loss) attributable to Graymark Healthcare	$(269,444)	$(5,156,529)	$744,398	$(5,187,896)	$(19,136,006)	$(1,424,949)	$(1,836,266)	$1,699,376	$(4,325,138)

	Audited					Unaudited
	Actual for
	July 1					Actual for Three		Pro Forma
	to	Actual For Years Ended				Months Ended		Years Ended
	December 31	December 31,				March 31,		December 31,
	2006	2007	2008	2009	2010	2010	2011	2008	2009

Net earnings per common share (basic and diluted):
Net income (loss) from continuing operations attributable to Graymark Healthcare	$—	$0.21	$(0.01)	$(1.01)	$(2.45)	$(0.24)	$(0.22)	$0.13	$(0.87)
Net income (loss) from discontinued operations	(0.05)	(1.09)	0.12	0.28	(0.20)	0.04	(0.03)	0.12	0.28

Net income (loss) per share	$(0.05)	$(0.88)	$0.11	$(0.73)	$(2.65)	$(0.20)	$(0.25)	$0.25	$(0.59)

Weighted average common shares outstanding	5,100,000	5,101,226	6,471,407	7,103,627	7,245,840	7,252,919	7,238,403	6,659,606	7,235,624

Weighted average common shares outstanding assuming dilution	5,100,000	5,101,226	6,525,710	7,103,627	7,245,840	7,252,919	7,238,403	6,713,909	7,235,624

The summary consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010 and March 31, 2011 is presented in the table below:

	Audited					Unaudited
	As of December 31,					As of
	2006	2007	2008	2009	2010	March 31, 2011

Balance Sheet Data:
Cash and cash equivalents(1)	$—	$958,982	$13,728,534	$1,890,606	$1,571,057	$591,952
Working capital (deficit)	—	(10,354,661)	22,342,608	11,274,221	(20,504,546)	(22,319,286)
Total assets from discontinued operations	8,894,582	21,583,680	39,944,929	37,399,351	3,886,845	2,419,086
Total assets	8,894,582	41,132,637	81,333,630	76,085,946	28,692,552	26,802,765
Short-term debt	—	13,993,015	565,190	195,816	12,075	734,683
Long-term debt, including current portion	—	13,579,620	18,088,595	22,696,076	23,193,556	23,093,528
Total liabilities from discontinued operations	9,163,026	10,078,598	38,409,854	31,584,726	2,015,277	1,750,092
Accumulated deficit	(269,444)	(5,425,973)	(4,681,575)	(9,869,471)	(29,218,977)	31,055,243
Total stockholders’ (deficit) equity(2)	(268,444)	2,492,798	22,543,561	19,295,699	172,429	(1,724,825)

(1)	Includes cash and cash equivalents from discontinued operations of $692,261 and $17,898 as of December 31, 2010 and March 31, 2011, respectively, and is also included in total assets from discontinued operations.

(2)	Noncontrolling interest is included in total stockholders’ (deficit) equity for all periods presented.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 24, 2009, we completed the purchase of the outstanding stock of somniTech, Inc. and somniCare, Inc. (collectively “Somni”) and on September 14, 2009, we completed the purchase of the outstanding stock of Avastra Eastern Sleep Centers, Inc. (now Nocturna East, Inc. and referred to herein as “Eastern”). Somni and Eastern were purchased from AvastraUSA, Inc. and Avastra Sleep Centres Limited (collectively “Avastra”). Somni provides diagnostic sleep testing services and care management for sleep disorders at sleep diagnostic centers in Iowa, Kansas, Minnesota, Missouri, Nebraska and South Dakota. Eastern manages sleep diagnostic testing centers in Florida and New York. As purchase consideration for Somni, we paid Avastra cash of $5.9 million. As purchase consideration for Eastern, we paid Avastra cash of $3.2 million and issued Avastra 163,199 shares of our common stock and Daniel I. Rifkin, M.D. 25,000 shares of our common stock, which collectively had a value of $1.5 million.

The unaudited pro forma condensed combined balance sheet as of December 31, 2009 was prepared as if the acquisitions had occurred on that date and combines our historical consolidated balance sheet with the unaudited balance sheets of Somni and Eastern as of December 31, 2009. The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2009 and 2008 were prepared as if the acquisition had occurred on the first day of the period presented and combines our historical consolidated statements of operations with the unaudited historical consolidated statements of operations of Somni and Eastern.

The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only, to show the effect of our combination with Somni and Eastern on a historical basis. These financial statements do not purport to be indicative of the financial position or results of operations that would have actually occurred had the business combination been in effect at those dates, nor do they project the expected results of operations or financial position for any future period or date.

The unaudited pro forma condensed combined financial statements do not reflect any adjustments for non-recurring items or anticipated synergies resulting from the acquisition. The purchase price allocation is not finalized, because we are still in the process of finalizing our estimates of fair value for property, equipment and intangible assets acquired. Accordingly, we have prepared the pro forma adjustments based on assumptions we believe are reasonable but that are subject to change as additional information becomes available and the preliminary purchase price allocation is finalized.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

	Historical			Pro Forma	Pro Forma
	Graymark	Somni	Eastern	Adjustments	Combined
				(Notes 2 - 4)

ASSETS
Cash and cash equivalents	$869,214	$90,038	$134,393	$—	$1,093,645
Accounts receivable, net	2,673,032	1,029,808	355,119	—	4,057,959
Inventories	272,282	79,303	—	—	351,585
Current assets from discontinued operations	16,312,028	—	—	—	16,312,028
Other current assets	476,889	44,184	11,250	—	532,323

Total current assets	20,603,445	1,243,333	500,762	—	22,347,540

Property and equipment, net	3,807,210	1,361,642	149,828	—	5,318,680
Intangible assets, net	478,611	1,408,689	3,984,278	—	5,871,578
Goodwill	16,505,785	3,747,379	163,730	—	20,516,894
Other assets from discontinued operations	21,087,323	—	—	—	21,087,323
Other assets	725,262	—	—	—	725,262

Total assets	$63,307,636	$7,761,043	$4,798,598	$—	$75,867,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$158,015	$161,071	$23,276	$—	$342,362
Accrued liabilities	1,313,146	377,132	62,320	—	1,752,598
Short-term debt	195,816	—	—	—	195,816
Intercompany	(6,648,584)	2,195,871	4,452,713	—	—
Current portion of long-term debt	473,306	6,895	—	—	480,201
Current liabilities from discontinued operations	7,890,407	—	—	—	7,890,407

Total current liabilities	3,382,106	2,740,969	4,538,309	—	10,661,384

Long-term debt, net of current portion	17,295,703	4,920,172	—	—	22,215,875
Liabilities from discontinued operations	23,694,319	—	—	—	23,694,319

Total liabilities	44,372,128	7,661,141	4,538,309	—	56,571,578
Equity:
Common stock $0.0001 par value, 500,000,000 shares authorized; 7,247,287 issued and outstanding	725	—	—	—	725
Paid-in capital	29,088,294	—	—	—	29,088,294
Accumulated deficit	(10,229,662)	99,902	260,289	—	(9,869,471)

Total Graymark Healthcare shareholders’ equity	18,859,987	99,902	260,289	—	19,220,178
Noncontrolling interest	75,521	—	—	—	75,521

Total equity	18,935,508	99,902	260,289	—	19,295,699

Total liabilities and shareholders’ equity	$63,307,636	$7,761,043	$4,798,598	$—	$75,867,277

See accompanying notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

	Historical			Pro Forma	Pro Forma
	Graymark	Somni	Eastern	Adjustments	Combined
				(Notes 2 - 4)

Revenues	$13,553,814	$9,846,402	$4,735,747	$(2,289,174)	$25,846,789
Costs and Expenses:
Cost of services and sales	6,516,685	3,978,774	1,713,322	(1,713,322)	10,495,459
Selling, general and administrative	10,321,106	4,924,966	1,918,567	(560,988)	16,603,651
Bad debt expense	2,588,309	59,898	—	—	2,648,207
Depreciation and amortization	969,784	354,921	144,443	—	1,469,148

	20,395,884	9,318,559	3,776,332	(2,274,310)	31,216,465

Net other (expense)	(858,725)	(180,315)	(69,129)	—	(1,108,169)

Income (loss) from continuing operations, before taxes	(7,700,795)	347,528	890,286	(14,864)	(6,477,845)
Provision for income taxes	—	145,616	260,465	(406,081)	—

Income (loss) from continuing operations, net of taxes	(7,700,795)	201,912	629,821	391,217	(6,477,845)
Income from discontinued operations, net of taxes	1,998,901	—	—	—	1,998,901

Net income (loss)	(5,701,894)	201,912	629,821	391,217	(4,478,944)
Less: Net income (loss) attributable to noncontrolling interests	(153,806)	—	—	—	(153,806)

Net income (loss) attributable to Graymark Healthcare	$(5,548,088)	$201,912	$629,821	$391,217	$(4,325,138)

Earnings per common share
(basic and diluted):
Net income (loss) from continuing operations	$(1.06)				$(0.89)
Income from discontinued operations	0.28				0.28

Net income (loss) per share	$(0.78)				$(0.61)

Weighted average number of common shares outstanding	7,103,627				7,103,627

Weighted average number of diluted shares outstanding	7,103,627				7,103,627

See accompanying notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Historical			Pro Forma	Pro Forma
	Graymark	Somni	Eastern	Adjustments	Combined
				(Notes 2 - 4)

Revenues	$15,292,164	$9,551,447	$5,544,843	$(2,947,088)	$27,441,366
Costs and Expenses:
Cost of services and sales	5,779,918	4,180,074	2,342,821	(2,342,821)	9,959,992
Selling, general and administrative	7,726,693	4,292,453	1,806,400	(444,505)	13,381,041
Depreciation and amortization	598,627	398,976	162,959	—	1,160,562

	14,105,238	8,871,503	4,312,180	(2,787,326)	24,501,595

Net other (expense)	(696,181)	(85,104)	(76,111)	—	(857,396)

Income (loss) from continuing operations, before taxes	490,745	594,840	1,156,552	(159,762)	2,082,375
Provision for income taxes	—	237,936	462,621	(63,905)	636,652

Income (loss) from continuing operations, net of taxes	490,745	356,904	693,931	(95,857)	1,445,723
Income from discontinued operations, net of taxes	806,623	—	—	—	806,623

Net income (loss)	1,297,368	356,904	693,931	(95,857)	2,252,346
Less: Net income (loss) attributable to noncontrolling interests	552,970	—	—	—	552,970

Net income (loss) attributable to Graymark Healthcare	$744,398	$356,904	$693,931	$(95,857)	$1,699,376

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$0.00				$0.14
Income from discontinued operations	0.12				0.12

Net income (loss) per share	$0.12				$0.26

Weighted average number of common shares outstanding	6,471,407				6,659,606

Weighted average number of diluted shares outstanding	6,525,710				6,713,909

See accompanying notes to unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(1)	BASIS FOR PRESENTATION

The pro forma condensed combined financial statements present the pro forma effects of the acquisition by Graymark Healthcare, Inc. (“Graymark”) of the outstanding equity ownership interests in somniTech, Inc. and somniCare, Inc. (collectively “Somni”) for $5.9 million in cash the outstanding equity ownership interests in Avastra Eastern Sleep Centers, Inc. (“Eastern”) for $3.2 million in cash and 188,199 shares of Graymark common stock (the “Acquisition”). The Acquisition will be accounted for as a purchase of Somni and Eastern by Graymark using the acquisition method of accounting.

The accompanying unaudited pro forma combining consolidated statements of operations are presented assuming the Acquisition was consummated on the first day of the period presented. The unaudited pro forma combining consolidated balance sheet as of December 31, 2009, is presented assuming the actual date of the Acquisition.

The historical information presented for Graymark as of December 31, 2009 and the years ended December 31, 2009 and 2008, is derived from the consolidated financial statements of Graymark contained in our Annual Report on Form 10-K.

The historical information presented for Somni as of December 31, 2009 and the years ended December 31, 2009 and 2008, is derived from the unaudited financial statements of somniTech, Inc. and somniCare, Inc.

The historical information presented for Eastern as of December 31, 2009 and the years ended December 31, 2009 and 2008, is derived from the unaudited financial statements of Eastern.

The pro forma financial information presented in the unaudited pro forma combining consolidated financial statements is not necessarily indicative of the financial position and results of operations that would have been achieved had the assets and liabilities been owned by a single corporate entity. The results of operations presented in the unaudited pro forma combining statements of operations are not necessarily indicative of the results of future operations of Graymark following consummation of the Acquisition.

(2)	ADJUSTMENTS — THE ACQUISITION

The accompanying unaudited pro forma consolidated financial statements have been adjusted to give effect to the Acquisition as follows:

(a) Income taxes reflect the effect of the historical earnings of Somni and Eastern and the pro forma adjustment for the year ended December 31, 2009 to reflect the offset of Somni and Eastern earnings against the losses of Graymark.

(b) Revenue, cost of services and sales, and selling, general and administrative expenses have been reduced to reflect the management services agreement (“MSA”) operating model that was implemented at Eastern after the Acquisition. Under the MSA, Eastern receives management fee income for operating the respective sleep center and providing additional services to the physician group. The cost of the sleep studies performed and the personnel costs of sleep technicians are born by the physician group that performs the sleep studies.

Since the Acquisition was consummated prior to December 31, 2009, the following post-Acquisition transactions are already reflected in the unaudited pro forma information, including the following:

(a) The recording of goodwill of $3,911,109 and intangible assets of $5,446,000, based on a preliminary allocation of the purchase price of Somni and Eastern to the net assets acquired. The intangible assets of $5,446,000 recorded during 2009 consisted of customer relationships with indefinite lives of $3,870,000, customer relationships of $970,000 (amortizable over 5 to 15 years), trademarks having a value of $221,000 (amortizable over 10 years), covenants not to compete of $195,000 (amortizable over the period of the covenants not to compete, 3 to 15 years) and payor contracts of $190,000 (amortizable over 15 years).

(3)	NET INCOME PER SHARE

Pro forma per share calculations for Graymark are based upon the weighted average number of common stock shares assuming the Acquisition occurred on the first day of the period presented.

(4)	INCOME TAXES

The provision for income taxes is based on the federal corporate statutory 35% income tax rate, plus an estimated 5% rate for state income taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes which have been incorporated by reference into this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Overview

Graymark Healthcare, Inc. is organized under the laws of the State of Oklahoma and is one of the largest providers of care management solutions to the sleep disorder market based on number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. We provide a comprehensive diagnosis and care management solutions for patients suffering from sleep disorders.

We provide diagnostic sleep testing services and care management solutions, or SMS, for people with chronic sleep disorders. In addition, we provide therapy services (delivery and set up of CPAP equipment together with training related to the operation and maintenance of CPAP equipment) and the sale of related disposable supplies and components used to maintain the CPAP equipment. Our products and services are used primarily by patients with obstructive sleep apnea, or OSA. Our sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM, preferred method of treatment for obstructive sleep apnea. Our sleep diagnostic facilities also determine the correct pressure settings for patient CPAP devices via titration testing. We sell CPAP devices and disposable supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined.

There are non-controlling interests held in some of the Company’s testing facilities, typically by physicians located in the geographical area being served by the diagnostic sleep testing facility.

As of March 31, 2011, we had an accumulated deficit of approximately $31.1 million and reported a net loss of approximately $1.8 million for the quarter then ended and approximately $19.1 million for the year then ended December 31, 2010. We used approximately $1.9 million and $2.4 million in cash to fund our operating activities from continuing operations during the quarter ended March 31, 2011 and the year ended December 31, 2010, respectively. Furthermore, we have a working capital deficit of approximately $22.3 million as of March 31, 2011. We are required to make a $3 million principal payment to Arvest Bank by June 30, 2011 and we are currently not in compliance with certain covenants required by our lending agreement with Arvest Bank. On May 12, 2011 we made the $3 million principal payment to Arvest Bank.

In the event that we are unable to obtain debt or equity financing or we are unable to obtain such financing on terms and conditions acceptable to us, we may have to cease or severely curtail our operations. This uncertainty raises substantial doubt regarding our ability to continue as a going concern. Historically, we have been able to raise the capital necessary to fund our operations and growth. Our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Recent Developments

On March 16, 2011, we entered into a Loan Agreement with Valiant Investments, LLC, an entity owned and controlled by Roy T. Oliver one of our controlling shareholders, of up to $1 million.

On April 30, 2011, we executed subscription agreements with existing accredited investors or their affiliates to sell 1,293,103 shares of the Company’s common stock in a private placement at a price of $2.32 per share. The proceeds of the private placement were approximately $3 million. The proceeds included $2 million in cash and $1 million from the cancellation of a note to Valiant Investments, LLC. In conjunction with the private placement, each investor received a warrant to purchase one share of common stock for each common share purchased pursuant to the subscription agreement. The warrants are exercisable for the purchase of one share of common stock for $1.80 beginning November 4, 2011 and on or before May 4, 2014. The transaction closed on May 4, 2011.

On May 10, 2011, we executed an Asset Purchase Agreement with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of our subsidiary, Nocturna East, Inc. for $2,500,000. In conjunction with the sale of East assets which closed on May 10, 2011, the Management Services Agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. Our decision to sell the assets of East was primarily based on our determination that the operations of East no longer fit into our strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit our ability to sell CPAP devices and other supplies at the East locations. Our decision to sell the East assets was also influenced by our current cash needs.

We intend to affect a 1-for-4 reverse stock split after the close of business on June 3, 2011.

Discontinued Operations

On September 1, 2010, we executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx to Walgreens. ApothecaryRx operated 18 retail pharmacies selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx’s assets occurred in December 2010. As a result of the sale of ApothecaryRx’s assets, the remaining assets, and liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations for financial statement reporting purposes.

Under the Agreement, the consideration for the ApothecaryRx assets purchased and liabilities assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location. We received approximately $24.5 million in net proceeds from the sale of assets of which $2.0 million was deposited into an indemnity escrow account (the “Indemnity Escrow Fund”) as previously agreed pursuant to the terms of an indemnity escrow agreement. These proceeds are net of approximately $1.0 million of security deposits transferred to the buyer and the assumption by the buyer of liabilities associated with goodwill protection agreements and promissory notes. We also received an additional $3.8 million for the sale of inventory to Buyer at 17 of our pharmacies with the inventory for the remaining pharmacy being sold as part of the litigation settlement. We used $22.0 million of the proceeds to pay-down our senior credit facility. In addition, we are required to pay an additional $3.0 million towards the outstanding balance related to our senior credit facility by June 30, 2011. We are currently in discussions with our senior lender regarding this payment and our compliance with required financial covenants.

Generally, in December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund will be released, subject to deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund will be released in May 2012 (the 18-month anniversary of the final closing date of the sale), subject to any pending claims for indemnification. Of the $2,000,000 Indemnity Escrow Fund, $1,000,000 is subject to partial or full recovery by the buyer if the average daily prescription sales, at the buyer’s location in Sterling, Colorado over the six-month period after the purchase does not maintain a certain level of the average daily prescription sales (the “Retention Rate Earnout”).

On October 8, 2010, we commenced litigation in U.S. District Court for the District of Colorado against certain former employees of our retail pharmacy in Sterling, Colorado and their affiliates. We claimed, among other things, breaches of certain contractual arrangements and sought monetary damages. On October 13,

2010, a stipulated preliminary injunction was issued in our favor. On December 6, 2010, we settled the non-competition related litigation with certain former employees of our retail pharmacy in Sterling, Colorado and their affiliates. As part of the settlement, we and Walgreens sold assets comprising the long-term care pharmacy business and certain other assets to certain of the defendants. We also agreed to revoke the preliminary injunction in return the defendants agreed to non-competition arrangements acceptable to the Buyer.

Business Operations Evaluation and Reengineering

After the disposition of our pharmacy business, we began an ongoing evaluation of our sleep related business operations in order to:

•	generate significant organic revenue growth;
•	expand operating margins;
•	improve and accelerate cash flow; and
•	increase net income and shareholder value.

Significant Organic Revenue Growth.  Management believes that we can achieve significant organic revenue growth by pursuing the following initiatives:

Independent Sleep Care Centers.

Set specific volume goals by month in 2011 for each of our facilities. We are designing and implementing an incentive pay structure for our sales force to reward them for achieving and surpassing the volume goals. Furthermore, we will enhance our existing monitoring process to enable management to follow volume by location on a daily, weekly and monthly basis to facilitate meeting our volume goals.

We are evaluating and will subsequently reengineer our scheduling process in order to schedule patients faster, minimize no shows and last minute cancellations, maximize operating efficiencies by improving tech to patient ratio and maximizing the use of our existing capacity. We feel our reengineered process will increase the rate at which we convert positively diagnosed sleep study patients to therapy services and increase the rate at which we convert therapy service patients to re-supply patients which builds our recurring revenue patient base.

Hospital Sleep Diagnostic Program Management Agreements.  We continue to identify new hospital-based sleep labs and execute management agreements with the facilities that have existing diagnostic sleep operations. We believe that working with facilities that have existing operations ensures that the agreements will be immediately accretive to our earnings. We have set specific volume goals by month in 2011 for each of our management agreements for 2011. We are designing and implementing an incentive pay structure for our sales force to reward them for achieving and surpassing volume goals.

In addition, we plan to make joint presentations with hospital administration to hospital’s physician staff delineating the benefits of the diagnosis and treatment of sleep disorders particularly obstructive sleep apnea. We believe this will increase the rate at which we convert positively diagnosed sleep study patients to therapy services and increase the rate at which we convert therapy service patients to re-supply patients which builds our recurring revenue patient base.

Expand Operating Margins, Increase Net Income and Enhance Shareholder Value.  Management believes that we can achieve expansion of our operating margins, improved net income and increased shareholder value by pursuing the following initiatives:

Evaluate, minimize and leverage our existing corporate and support services.  We plan to evaluate and right size our finance, billing, scheduling, human resources, re-supply service, sales and marketing departments in terms of structure, staffing requirements, facilities operated and information system integration. We will also evaluate and reengineer our purchasing function to ensure that we are paying the best prices available for our medical and business supplies and services.

We plan to consider entering into outsourcing partnerships for certain functions (re-supply fulfillment and shipping, group purchasing organization).

Improve and Accelerate Cash Flow.  Management believes that we can achieve improved and accelerated cash flow by pursuing the following initiatives:

Network Migration.  During 2011, we will complete our migration from an “out-of-network” provider to an “in-network” provider in all locations where it makes sense from a cost benefit analysis perspective. We believe that we will more than offset the lower allowable amounts offered to “in-network” providers by, lowering our cost to collect, lowering our bad debt write-offs and accelerating our payment timeframes by being “in-network.” Additionally, we believe that by lowering patient out of pocket costs by being “in-network” and we will also be able to increase the volume of patients serviced at our independent sleep care centers.

Reengineer Scheduling and Billing Functions.  We will evaluate and will subsequently reengineer our scheduling and billing functions to reduce the time between when our service or supplies are provided and when we receive payment for those services and supplies (“the billing cycle”). This will be accomplished by enhancing our scheduling process to ensure that all required documentation is gathered prior to services being rendered or supplies being shipped thereby reducing significantly the number of claims that have to be reworked by the billing department prior to initial billing or after denial by the payor. We will also review and update our policy related to the payment of patient deductible and coinsurance amounts prior to services being rendered or supplies being shipped in order to significantly condense “the billing cycle” and reduce our bad debt write-offs.

Acquisitions Growth Strategy

We plan to grow our business via organic growth related to our Independent Sleep Care Centers, Hospital Sleep Diagnostic Programs (both increased volumes related to existing management agreements and the execution of new management agreements), therapy services and recurring re-supply fulfillment. Acquisitions and the opening of new facilities will also be an integral part of our growth strategy going forward. We will seek to acquire business operations that can be tucked into our existing operations as well as additional independent sleep care centers. We will also seek acquisition opportunities related to therapy service and re-supply business operations. We expect all acquisitions to be accretive to our earnings and fully integrated within ninety (90) days of closing.

On August 19, 2009, SDC Holdings, one of our subsidiaries, entered into an agreement with AvastraUSA, Inc. and Avastra Sleep Centres Limited ABN to acquire 100% of the equity of somniTech, Inc. and somniCare, Inc. (collectively referred to as “Somni”) and Avastra Eastern Sleep Centers, Inc. (“Eastern”) for cash and stock consideration totaling $10.6 million. The Somni acquisition closed on August 24, 2009 and the Eastern acquisition closed on September 14, 2009. The various acquisitions that we made since are summarized in the table below.

			Amount
	Business	Purchase	Financed by
Acquisition Date	Acquired(1)	Price	Seller

Sleep Management Solutions:
September 2009	Avastra Eastern Sleep Centers, Inc. (“Eastern”)	$4,700,000	$—
August 2009	somniTech, Inc. and somniCare, Inc. (“Somni”)	5,900,000	—
June 2008	Sleep Center of Waco, Ltd., Plano Sleep Center, Ltd. and Southlake Sleep Center, Ltd. (“Texas Labs”)	960,000	—
June 2008	Nocturna Sleep Center, LLC (“Nocturna”)	2,172,790	726,190
April 2008	Roll-up of noncontrolling interests in certain SMS sleep centers (“Minority”)	1,616,356	—

(1)	All of the acquisitions were asset purchases, other than the acquisitions of somniCare, Inc., somniTech, Inc., Avastra Easter Sleep Centers and Nocturna Sleep Center, LLC, which were entity purchases.

Acquisition Goodwill

In connection with the acquisitions during 2009, our SMS operating segment recorded goodwill of $3,911,109 and intangible assets of $5,446,000. The intangible assets of $5,446,000 recorded during 2009 consisted of customer relationships with indefinite lives of $3,870,000, customer relationships of $970,000 (amortizable over 5 to 15 years), trademarks having a value of $221,000 (amortizable over 10 years), covenants not to compete of $195,000 (amortizable over the period of the covenants not to compete, 3 to 15 years) and payor contracts of $190,000 (amortizable over 15 years).

Goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequent if necessary. We are required to evaluate the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the related operating unit below its carrying amount. These circumstances may include without limitation

•	a significant adverse change in legal factors or in business climate,

•	unanticipated competition, or

•	an adverse action or assessment by a regulator.

In evaluating whether goodwill is impaired, we must compare the fair value of the operating unit to which the goodwill is assigned to the operating units carrying amount, including goodwill. The fair value of the operating unit will be estimated using a combination of the income, or discounted cash flows, approach and the market approach that utilize comparable companies data. If the carrying amount of the operating unit (i.e., sleep center) exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of an operating unit to its carrying amount. In calculating the implied fair value of the operating unit goodwill, the fair value of the operating unit will be allocated to all of the other assets and liabilities of that operating unit based on their fair values. The excess of the fair value of an operating unit over the amount assigned to its other assets and liabilities will be the implied fair value of goodwill. An impairment loss will be recognized when the carrying amount of goodwill exceeds its implied fair value.

Based on our (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each business unit and (iii) assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers located in Oklahoma, Nevada and Texas exceeded their fair value. In addition, we determined the carrying value our intangible assets associated with Eastern and certain other intangibles exceeded their fair value. Accordingly, we recorded a noncash impairment charge, in December 2010, of $7.5 million and $3.2 million, respectively, on goodwill and other intangible assets. Our evaluation of goodwill and indefinite lived intangible assets completed during December 2009 resulted in no impairment losses.

Operating Statistics:

The following table summarizes our locations as of December 31, 2010 and 2009:

	Number of Locations
Location Type	2010	2009

Sleep centers	23	28
Managed sleep centers	70	60

Total	93	88

The following table summarizes unit sales and other operating statistics for the years ended December 31, 2010 and 2009:

	2010	2009

Sleep studies performed	18,435	13,371
CPAP set ups performed	3,031	1,927

Results of Operations

The following table sets forth selected results of our operations for the three months ended March 31, 2011 and 2010. The following information was derived and taken from our unaudited financial statements appearing elsewhere in this report.

Comparison of the Three Month Periods Ended March 31, 2011 and 2010

	For the Three Months Ended
	March 31,
	2011	2010

Net Revenues:
Services	$3,443,496	$4,672,985
Product sales	1,246,377	1,239,050

	4,689,873	5,912,035

Cost of services	1,222,944	1,452,600
Cost of sales	408,696	400,335
Selling, general and administrative	3,992,736	4,892,600
Bad debt expense	117,847	238,899
Depreciation and amortization	294,628	344,399
Net other expense	349,711	284,231

Loss from continuing operations, before taxes	(1,696,689)	(1,701,029)
Provision for income taxes	(9,603)	(47,986)

Loss from continuing operations, net of taxes	(1,706,292)	(1,749,015)
Discontinued operations, net of taxes	(214,678)	283,267

Net loss	(1,920,970)	(1,465,748)
Less: Noncontrolling interests	(84,704)	(40,799)

Net loss attributable to Graymark Healthcare	$(1,836,266)	$(1,424,949)

Discussion of Three Month Periods Ended March 31, 2011 and 2010

Services revenues decreased $1.2 million (a 26.3% decrease) during the three months ended March 31, 2011 compared with the first quarter of 2010. The decline in revenues from sleep diagnostic services at existing locations compared to the first quarter of 2010 was comprised of:

•	$0.5 million due to lower volumes;

•	$0.5 million due to lower average revenue per sleep study performed;

•	$0.1 million related to a reduction in the monthly management fee related to our Management Services Agreement (MSA); and

•	$0.1 million due to lower revenues in our clinic operations.

We typically see lower volumes early in the first quarter as insurance plans roll to a new calendar year resulting in coverage changes and the resetting of annual deductible minimums. During the first quarter of

2011, this seasonal decline was accentuated by a series of severe weather events at our locations in Kansas, Iowa, South Dakota, Oklahoma and Texas in January and February of 2011. As a result of the severe weather, several of our labs were forced to close on multiple days during those months, contributing to reduced volumes in the first quarter.

Product revenues from our sleep therapy business were flat as increased volumes were offset by lower average reimbursement for both CPAP set-ups and resupply sales.

During the first quarter of 2011 we focused on driving referral volume in our sleep diagnostic centers by making several key management changes in our sales team and implementing new sales incentive initiatives. These changes and initiatives produced significantly higher sleep study volumes in March 2011 and we expect that trend to continue in the second quarter of 2011.

Cost of services decreased $0.2 million (a 15.8% decrease) during the three months ended March 31, 2011 compared with the first quarter of 2010. The decrease in cost of services was primarily due to decreased sleep study volumes and operational efficiencies including a decrease in technician labor cost per sleep study performed and the renegotiation and resulting reduction of professional interpretation fees.

Cost of services as a percent of services was 35.5% and 31.1% during the three months ended March 31, 2011 and 2010, respectively. The increase in cost of services as a percent of services was primarily due to lower average reimbursement related to our sleep diagnostic services which was partially offset by operational efficiencies.

Cost of sales from our sleep therapy business was flat as increased volumes were offset by lower average reimbursement for both CPAP set-ups and resupply sales.

Cost of sales as a percent of product sales was 32.8% and 32.3% during the three months ended March 31, 2011 and 2010, respectively. The slight increase in cost of sales as a percent of product sales was primarily due to lower average reimbursement which was offset by a reduction of our product costs.

Selling, general and administrative expenses decreased $0.9 million (an 18.4% decrease) during the three months ended March 31, 2011, compared with the first quarter of 2010. The decrease in selling, general and administrative expenses was primarily due to:

•	a decrease in operating expenses in our sleep diagnostic business of $0.7 million compared to the first quarter of 2010 primarily due to the implementation of several cost reduction initiatives including staff reductions, renegotiating of facility leases and consolidation of non-profitable facilities during the last three quarters of 2010 and the first quarter of 2011.

•	an increase in operating expense in our sleep therapy business of $0.3 million as we expanded our infrastructure in order to gain operating efficiencies and prepare for continued growth in this business unit; and

•	a decrease in overhead incurred at the parent-company level due to decreased stock option expense of $0.3 million and $0.2 million related to reductions in executive labor expenses due to staff reductions.

Depreciation and amortization represents the depreciation expense associated with our fixed assets and the amortization attributable to our intangible assets. Depreciation and amortization was consistent between the first quarter of 2011 and 2010.

Bad debt expense decreased $0.1 million during the three months ended March 31, 2011, compared with the first quarter of 2010. The decrease is primarily due to onetime adjustments in the first quarter of 2010 related to the Somni acquisition.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense decreased approximately $0.1 million during the three months ended March 31, 2011 compared with the first quarter of 2010. The decrease is due to payment of our senior debt at Arvest bank of $22 million in the fourth quarter of 2010 related to the sale of substantially all the assets of ApothecaryRx.

Income from discontinued operations represents the net income (loss) from the pharmacy operations of ApothecaryRx. In September 2010, we entered into an agreement to sell substantially all of the assets of ApothecaryRx. The closing of the sale of ApothecaryRx occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued internet sales division and discontinued film operations. The results of ApothecaryRx and our other discontinued operations for the three months ended March 31, 2011 and 2010 follows:

	2011	2010

Revenues	$—	$21,693,439

Income (loss) before taxes — ApothecaryRx	$(206,966)	$285,157
Income (loss) before taxes — other	(7,712)	(1,890)
Income tax (provision)	—	—

Income (loss) from discontinued operations	$(214,678)	$283,267

The net loss from discontinued operations during the three months ended March 31, 2011 is primarily comprised of tax, accounting and other professional fees, wind-down expenses related to the remaining ApothecaryRx operations, an allowance for potential sales tax liability related to an open sales tax audit and an allowance for revenue recapture related to various third party payor audits.

Noncontrolling interests were allocated approximately $85,000 of net loss during the three months ended March 31, 2011 compared with the first quarter of 2010 when noncontrolling interests were allocated approximately $41,000 in net income. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare.  Our operations resulted in a net loss of approximately $1.8 million (39% of approximately $4.7 million in net revenues) during the first quarter of 2011, compared to a net loss of approximately $1.4 million (24% of approximately $5.9 million in net revenues) during the first quarter of 2010.

Comparison of 2010 and 2009

The following table sets forth selected results of our operations for the years ended December 31, 2010 and 2009. The following information was derived and taken from our audited financial statements appearing elsewhere in this report.

	For the Years Ended
	December 31,
	2010	2009

Net revenues	$22,764,089	$17,571,539
Cost of services and sales	7,144,066	5,522,932
Operating expenses	18,615,312	14,667,787
Bad debt expense	1,763,736	3,768,699
Impairment of goodwill and intangible assets	10,751,997	—
Impairment of fixed assets	762,224	—
Net other expense	1,433,395	952,724

Loss from continuing operations, before taxes	(17,706,641)	(7,340,603)
Provision for income taxes	(166,795)	—

Loss from continuing operations, net of taxes	(17,873,436)	(7,340,603)
Income (loss) from discontinued operations, net of taxes	(1,416,083)	1,998,901

Net loss	(19,289,519)	(5,341,702)
Less: Non-controlling interests	(153,513)	(153,806)

Net loss attributable to Graymark Healthcare	$(19,136,066)	$(5,187,896)

Discussion of Years Ended December 31, 2010 and 2009

Net revenues increased $5.2 million (a 29.6% increase) to $22.8 million during 2010 from $17.6 million in 2009. This increase was primarily due to:

•	Revenue from our sleep diagnostic business increased $3.7 million (21%) compared to 2009. Of this increase, $6.1 million was due to realizing a full year of operating revenue from the Somni and Eastern acquisitions completed in August and September of 2009. This increase was offset by lower revenues from same location operations of $2.4 million. The lower same location revenue was driven by lower volumes ($1.5 million), lower rates per study ($0.8 million) and lower revenue from our clinic services ($0.1 million).

•	Revenue from our sleep therapy business increased $1.5 million (37%) compared to 2009. Of this, $1.4 million was due to realizing a full year of operating revenue from our Somni acquisition completed in August 2009. Additionally, revenue from our existing therapy business increased $0.6 million driven primarily by an increase in both set-up and resupply volumes compared to 2009. This was offset by a favorable adjustment in our reserve for contractual allowances in 2009 of approximately $0.5 million.

Cost of sales and services increased approximately $1.6 million (a 29.4% increase) to $7.1 million during 2010 from $5.5 million in 2009. This increase was primarily due to:

•	Our sleep diagnostic cost of services increased $1.9 million and our sleep therapy cost of sales increased $0.4 million due to realizing a full year of cost of sales and services from our Somni acquisition which was completed in August 2009.

•	Cost of services in our existing diagnostic business decreased $0.9 million due to the lower volume of sleep studies compared to 2009.

•	Cost of sales in our existing sleep therapy business increased $0.2 million due to the growth in that business compared to 2009.

Cost of sales and services as a percent of net revenues was 31% during 2010 and 2009.

Operating expenses increased $3.9 million (a 26.9% increase) during 2010, compared with 2009. Operating expenses at our sleep management operations increased $3.4 million due primarily to the acquisitions of Somni and Eastern in August and September 2009 which resulted in increased operating expenses of $4.0 million. Operating expenses in our existing sleep diagnostic and therapy operations decreased approximately $0.6 million compared to 2009. The decrease in operating expenses in our existing sleep operations was due to cost reduction initiatives and synergies realized from the integration of Somni and Eastern. Overhead incurred at the parent-company level, which includes our public-company costs, increased approximately $0.5 million primarily due to increased professional fees incurred in conjunction with due diligence performed on a potential acquisition target.

Bad debt expense decreased approximately $2.0 million (a 53% decrease) during 2010 compared with 2009. During the second quarter of 2009, we completed our quarterly analysis of the allowance for doubtful accounts based on historical collection trends using newly available information related to the correlation of the ultimate collectability of an account and the aging of that account. The effect of this change in estimate for doubtful accounts was to increase the allowance for doubtful accounts that is netted against accounts receivable and increase bad debt expenses in 2009 by $2,648,207. The decrease in bad debt expense resulting from the change in accounting estimate in 2009 was offset by approximately $0.2 million of increases in bad debt expense in 2010 related operating Somni and Eastern for a full year in 2010 compared to 3 to 4 months of operations in 2009. The remaining change is attributable to bad debt experience at our existing sleep center locations.

Impairment of goodwill and intangible assets — during the fourth quarter of 2010, we completed our annual impairment review of goodwill and other intangible assets. Based on our (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each business unit and (iii) assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers located in Oklahoma, Nevada and Texas exceeded their fair value. In addition, we determined the carrying value our intangible assets associated with Eastern and certain other intangibles exceeded their fair value. Accordingly, we recorded a noncash impairment charge, in December 2010, of $7.5 million and $3.2 million, respectively, on goodwill and other intangible assets. Our evaluation of goodwill and indefinite lived intangible assets completed during December 2009 resulted in no impairment losses.

Impairment of fixed assets — during the third quarter of 2010, we identified impairment indicators at certain sleep diagnostic facilities and office facilities. The impairment indicators related to certain sleep diagnostic systems that were no longer compatible with current systems and assets associated with certain sleep diagnostic and office facilities closed or consolidated into existing facilities. Accordingly, we performed a recoverability test and an impairment test on these locations and determined, based on the results of an undiscounted cash flow analysis (level 3 in the fair value hierarchy), that the fair value of the identified assets was less than their carrying value. As a result, an impairment charge of $762,224 was recorded.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense increased approximately $0.5 million during 2010 compared with 2009. The increase is due to interest expense incurred on increased borrowings related to the acquisition of Somni and Eastern.

Income from discontinued operations represents the net income (loss) from the pharmacy operations of ApothecaryRx. In September 2010, we entered into an agreement to sale substantially all of the assets of ApothecaryRx. The closing of the sale of ApothecaryRx occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued

internet sales division and discontinued film operations. The results of ApothecaryRx and our other discontinued operations for the years ended December 31, 2010 and 2009 follows:

	2010	2009

Revenues	$79,038,856	$89,669,301

Income (loss) before taxes — ApothecaryRx	$(324,092)	$1,985,109
Income (loss) before taxes — other	(220,258)	6,896
Income tax (provision)	—	—

Income (loss) from operations of discontinued operations, net of tax	(544,350)	1,992,005
Special (charges) incurred on sale	(6,516,613)	—
Gain recorded on sale	5,644,880	—

Income (loss) from discontinued operations	$(1,416,083)	$1,992,005

Net revenues and income from operations for ApothecaryRx decreased $10.6 million and $2.5 million, respectively, during 2010 compared with 2009. The decrease in earnings is primarily due to not operating all stores for a full-year in 2010 as a result of the sale of ApothecaryRx. This accounted for $9.7 million of the decrease in revenues. The decrease in same store earnings was primarily due to a continued shift to generic drugs which have a lower average price per prescription compared to branded drugs.

During 2010, we recorded a special charge of approximately $6.5 million related to certain estimated costs resulting from the ApothecaryRx Sale. The components of the special charge are as follows:

Loss on liquidation of inventory	$2,041,051
Bad debt expense on remaining accounts receivable	3,003,190
Lease termination costs	859,580
Severance and payroll costs	493,303
Equipment removal and lease termination costs	119,489

Total charge	$6,516,613

The charges noted above were incurred as a result of the following:

•	We did not sell certain of the front-end merchandise and private-label and other over the counter drugs as part of the ApothecaryRx Sale. The loss on liquidation of inventory represents the loss on items that have been liquidated and the write-down of remaining inventory to expected liquidated values.

•	We have recorded a reserve for substantially all outstanding accounts receivable that have not been collected as of January 31, 2011. Historically, we collected accounts receivable within 30 days. After the ApothecaryRx sale, we have seen a significant delay from third-party payers. For example, as of March 15, 2011 the State of Illinois owed us approximately $0.7 million. The payment on this receivable has been delayed due to underfunding of the State’s Medicaid program. We will continue collection efforts on the balances owed and any future receipts will be recorded as a bad debt recovery in the period collected.

•	We incurred certain severance and payroll costs, lease termination costs and equipment removal costs related to the pharmacy locations which were not assumed by the buyer.

Additional charges may be recorded in future periods dependent upon the final resolution of the items listed above.

Noncontrolling interests were allocated approximately $154,000 of net losses during 2010 and 2009. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare.  Our operations resulted in a net loss of approximately $18.9 million (83% of approximately $22.8 million in net revenues) during 2010, compared to a net loss of approximately $5.2 million (30% of approximately $17.8 million in net revenues) during 2009.

Reduction in Cost Base.

As a result of our disposition of ApothecaryRx’s independent retail pharmacy business, we began a company-wide strategic review of our operations. We have begun to implement changes in operations as discussed above. We believe that we can achieve a material reduction in our cost base as a result of these changes and begin to generate positive cash flow on a prospective basis by September 30, 2011.

In addition, we incurred costs in 2010 which we do not believe that will be part of our normal operations for 2011 based on the restructuring or our operations. We expect that this restructuring of our operations will be competed by September 30, 2011. We incurred costs of $454,000 in 2010 which we believe we will not incur in 2011 due to salary reductions ($56,000), and reduced staffing in marketing ($80,000), accounting ($59,000), billing ($90,000), and human resources ($127,000) departments. We incurred compensation costs of $359,000 in 2010 for our President ($112,000), Chief Operating Officer ($165,000) and Vice President of Operations ($81,000) each of these positions has been eliminated during 2010 or 2011. We also incurred costs of $789,000 in 2010 which we do not expect to incur in 2011 due to changes in staffing at our sleep centers ($423,000) and physician staffing ($367,000). We incurred $618,000 in costs in 2010 which we do not believe we will incur in 2011 due to combining two Oklahoma sleep centers ($120,000), facility move expenses ($21,000) and renegotiation of leases ($477,000). We also incurred IT infrastructure investments of $56,000 which we do not expect in 2011. We incurred consulting and professional service costs of $299,000 in 2010 associated with negotiating and obtaining contracts with various third party payors ($121,000), fees for tax services related to prior years ($140,000) upgrading our accounting systems ($9,000) and performing the intangible asset valuation related to the Somni and East acquisitions ($28,000). We also incurred an expense related to a reserve for incurred but not yet billed expenses of $60,000.

In 2010, we incurred costs relating to the ApothecaryRx transaction and other potential transactions which were not consummated. These transactional costs included approximately $688,000 for legal, accounting and other professional fees.

Liquidity and Capital Resources

Our liquidity and capital resources are provided principally through cash generated from operations, loan proceeds and equity offerings. Our cash and cash equivalents at March 31, 2011 totaled approximately $0.6 million. As of March 31, 2011, we had a working capital deficit of approximately $22.3 million.

Cash used in operating activities from continuing operations was $1.9 million during the three months ended March 31, 2011 compared to $0.7 million during the first quarter of 2010. During the three months ended March 31, 2011 the primary uses of cash from operating activities from continuing operations were cash required to fund net losses from continuing operations of $1.3 million, a net reduction of accounts payable and accrued liabilities of $0.4 million, and an increase of accounts receivable of $0.2 million. During the three months ended March 31, 2010, the primary uses of cash from operating activities from continuing operations were cash required to fund net losses from continuing operations of $0.9 million, increase in accounts receivable of $0.1 million, increase in other assets of $0.1 million. The primary sources of cash from operating activities from continuing operations during the first quarter of 2010 was a net increase in accounts payable and accrued liabilities of $0.3 million.

Cash provided by discontinued operations for the three months ended March 31, 2011 was $0.3 million compared to $1.2 million for the first quarter of 2010.

Net cash used in investing activities from continuing operations during the three months ended March 31, 2011 was approximately $49,000 compared to approximately $58,000 for the first quarter of 2010.

Net cash used in investing activities from discontinued operations during the three months ended March 31, 2010 was approximately $29,000.

Net cash provided by financing activities from continuing operations during the three months ended March 31, 2011 was $0.6 million compared to net cash used in financing activities of $0.2 million during the first quarter of 2010. During the three months ended March 31, 2011, the primary source of cash from financing activities from continuing operations were proceeds from our credit facility with Valiant Investments, LLC of $0.7 million and the primary use of cash were debt payments totaling $0.1 million. During the three months ended March 31, 2010, the primary use of cash from financing activities from continuing operations was debt payments totaling $0.2 million.

Our operating activities during 2010 used net cash of approximately $3.9 million compared to operating activities in 2009 that used net cash of approximately $2.7 million. The increase in cash flows used by operating activities was primarily attributable to an increase in the cash used from the operating activities of our discontinued operations. Operating activities from our continuing operations improved by $1.0 million during 2010 compared to 2009. During 2010, our operating activities from continuing operations included a net loss from continuing operations of $17.7 million which was increased by the losses from discontinued operations of $1.4 million and offset by impairment charges of $11.7 million, depreciation and amortization of $1.3 million, bad debt expense of $1.8 million, and stock-based compensation of $0.4 million.

Our investing activities during 2010 provided net cash of approximately $28.8 million compared to 2009 during which we used approximately $10.2 million for investing activities. The increase in the cash provided by investing activities was attributable to the proceeds from the sale of ApothecaryRx assets which produced $29.3 million.

Our financing activities during 2010 used net cash of $25.2 million compared to 2009 during which financing activities provided $0.6 million. The increase in the cash used by financing activities is primarily due to increased debt payments. During 2010, we made debt payments of $25.2 million compared to debt payments of $2.4 million in 2009. The debt payments made in 2010 include $22.5 million that were made from the proceeds of the sale of the assets of ApothecaryRx which is further discussed below.

On September 1, 2010, we executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx to Walgreens. ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx’s assets occurred in December 2010. As a result of the sale of ApothecaryRx’s assets, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations.

Under the Agreement, the consideration for the ApothecaryRx assets purchased and liabilities assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location. We received approximately $24.5 million in net proceeds from the sale of assets of which $2.0 million was deposited into an indemnity escrow account (the “Indemnity Escrow Fund”) as previously agreed pursuant to the terms of an indemnity escrow agreement. These proceeds are net of approximately $1.0 million of security deposits transferred to the buyer and the assumption by the buyer of liabilities associated with goodwill protection agreements and promissory notes. We also received an additional $3.8 million for the sale of inventory to Buyer at 17 of our pharmacies with the inventory for the remaining pharmacy being sold as part of the litigation settlement. Of the proceeds, $22 million was used to reduce outstanding obligations under our credit facility with Arvest Bank. We are required to pay Arvest Bank an additional $3.0 million by June 30, 2011. We are currently in discussions with Arvest Bank regarding this payment and our compliance with required financial covenants.

Generally, on the 12-month anniversary of the final closing date of the sale of ApothecaryRx, 50% of the remaining funds held in the Indemnity Escrow Fund will be released, subject to deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund, if any, will be released on the 18-month anniversary of the final closing date of the sale, subject to any pending claims for indemnification. Of the $2,000,000 Indemnity Escrow Fund, $1,000,000 is subject to partial or full recovery by the buyer if the average daily prescription sales at the buyer’s location in Sterling, Colorado over a six-month period after the purchase does not maintain percentage certain level of average daily prescription sales (the “Retention Rate Earnout”).

As of December 31, 2010, we had an accumulated deficit of approximately $29.1 million and reported a net loss of approximately $19.0 million for the year then ending. We used approximately $2.4 million in cash from operating activities of continuing operations during the year ending December 31, 2010. Furthermore, we have a working capital deficit of approximately $21 million as of December 31, 2010. We are required to make a $3 million principal payment to Arvest Bank by June 30, 2011 and we are currently not in compliance with certain covenants required by our lending agreement with Arvest Bank. On May 12, 2011, we made a $3 million principal payment to Arvest Bank.

Arvest Credit Facility

Effective May 21, 2008, we and each of Oliver Company Holdings, LLC, Roy T. Oliver, The Roy T. Oliver Revocable Trust, Stanton M. Nelson, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and, Lewis P. Zeidner (the “Guarantors”) entered into a Loan Agreement with Arvest Bank (the “Arvest Credit Facility”). The Arvest Credit Facility consolidated the prior loan to our subsidiaries, SDC Holdings and ApothecaryRx in the principal amount of $30 million (referred to as the “Term Loan”) and provided an additional credit facility in the principal amount of $15 million (the “Acquisition Line”) for total principal of $45 million. The Loan Agreement was subsequently amended in January 2009 (the “Amendment”), May 2009 (the “Second Amendment”) and July 2010 (the “Third Amendment”). As of December 31, 2010, the outstanding principal amount of the Arvest Credit Facility was $22,396,935. See “-Loan Agreement” below for a descriptions of a recent consent granted by Arvest in March 2011.

Personal Guaranties.  The Guarantors unconditionally guarantee payment of our obligations owed to Arvest Bank and our performance under the Loan Agreement and related documents. The initial liability of the Guarantors as a group is limited to $15 million of the last portion or dollars of our obligations collected by Arvest Bank. The liability of the Guarantors under the guaranties initially was in proportion to their ownership of our common stock shares as a group on a several and not joint basis. In conjunction with the employment termination of Mr. Luster, we agreed to obtain release of his guaranty. The Amendment released Mr. Luster from his personal guaranty and the personal guaranties of the other Guarantors were increased, other than the guaranties of Messrs. Salalati and Ely. During the third quarter of 2010, Mr. Oliver and Mr. Nelson assumed the personal guaranty of Mr. Salalati.

Furthermore, the Guarantors agreed to not sell, transfer or otherwise dispose of or create, assume or suffer to exist any pledge, lien, security interest, charge or encumbrance on our common stock shares owned by them that exceeds, in one or an aggregate of transactions, 20% of the respective common stock shares owned at May 21, 2008, except after notice to Arvest Bank. Also, the Guarantors agreed to not sell, transfer or permit to be transferred voluntarily or by operation of law assets owned by the applicable Guarantor that would materially impair the financial worth of the Guarantor or Arvest Bank’s ability to collect the full amount of our obligations.

Maturity Dates.  Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of advance or tranche (the “Tranche Note Maturity

Date”). The Term Loan will become due on May 21, 2014. The following table outlines the contractual due dates of each tranche of debt under the Acquisition Line:

Tranche	Amount	Maturity Date

#1	$1,054,831	6/1/2014
#2	5,217,241	7/1/2014
#3	1,536,600	7/1/2014
#4	1,490,739	7/1/2014
#5	177,353	12/1/2014
#6	4,920,171	8/1/2015

Total	$14,396,935

Interest Rate.  The outstanding principal amounts of Acquisition Line and Term Loan bear interest at the greater of the prime rate as reported in the “Money Rates” section of The Wall Street Journal (the “WSJ Prime Rate”) or 6% (“Floor Rate”). Prior to June 30, 2010, the Floor Rate was 5%. The WSJ Prime Rate is adjusted annually, subject to the Floor Rate, then in effect on May 21 of each year of the Term Loan and the anniversary date of each advance or tranche of the Acquisition Line. In the event of our default under the terms of the Arvest Credit Facility, the outstanding principal will bear interest at the per annum rate equal to the greater of 15% or the WSJ Prime Rate plus 5%.

Interest and Principal Payments.  Provided we are not in default, the Term Note is payable in quarterly payments of accrued and unpaid interest on each September 1, December 1, March 1, and June 1. Commencing on September 1, 2011, and quarterly thereafter on each December 1, March 1, June 1 and September 1, we are obligated to make equal payments of principal and interest calculated on a seven-year amortization of the unpaid principal balance of the Term Note as of June 1, 2011 at the then current WSJ Prime Rate or Floor Rate, and adjusted annually thereafter for any changes to the WSJ Prime Rate or Floor Rate as provided herein. The entire unpaid principal balance of the Term Note plus all accrued and unpaid interest thereon will be due and payable on May 21, 2014.

Furthermore, each advance or tranche of the Acquisition Line is repaid in quarterly payments of interest only for up to three years and thereafter, principal and interest payments based on a seven-year amortization until the balloon payment on the Tranche Note Maturity Date. We agreed to pay accrued and unpaid interest only at the WSJ Prime Rate or Floor Rate in quarterly payments on each advance or tranche of the Acquisition Line for the first three years of the term of the advance or tranche commencing three months after the first day of the month following the date of advance and on the first day of each third month thereafter. Commencing on the third anniversary of the first quarterly payment date, and each following anniversary thereof, the principal balance outstanding on an advance or tranche of the Acquisition Line, together with interest at the WSJ Prime Rate or Floor Rate on the most recent anniversary date of the date of advance, will be amortized in quarterly payments over a seven-year term beginning on the third anniversary of the date of advance, and recalculated each anniversary thereafter over the remaining portion of such seven-year period at the then applicable WSJ Prime Rate or Floor Rate. The entire unpaid principal balance of the Acquisition Line plus all accrued and unpaid interest thereon will be due and payable on the respective Tranche Note Maturity Date.

Use of Proceeds.  All proceeds of the Term Loan were used solely for the funding of the acquisition and refinancing of the existing indebtedness and loans owed to Intrust Bank, the refinancing of the existing indebtedness owed to Arvest Bank; and other costs we incurred by Arvest Bank in connection with the preparation of the loan documents, subject to approval by Arvest Bank.

The proceeds of the Acquisition Line are to be used solely for the funding of up to 70% of either the purchase price of the acquisition of existing pharmacy business assets or sleep testing facilities or the startup costs of new sleep centers and other costs incurred by us or Arvest Bank in connection with the preparation of the Loan Agreement and related documents, subject to approval by Arvest Bank.

Collateral.  Payment and performance of our obligations under the Arvest Credit Facility are secured by the personal guaranties of the Guarantors and in general our assets. If the Company sells any assets which are collateral for the Arvest Credit Facility, then subject to certain exceptions and without the consent of Arvest Bank, such sale proceeds must be used to reduce the amounts outstanding to Arvest Bank.

Debt Service Coverage Ratio.  Based on the latest four rolling quarters, we agreed to continuously maintain a “Debt Service Coverage Ratio” of not less than 1.25 to 1. Debt Service Coverage Ratio is, for any period, the ratio of:

•	the net income of Graymark Healthcare (i) increased (to the extent deducted in determining net income) by the sum, without duplication, of our interest expense, amortization, depreciation, and non-recurring expenses as approved by Arvest, and (ii) decreased (to the extent included in determining net income and without duplication) by the amount of minority interest share of net income and distributions to minority interests for taxes, if any, to

•	the annual debt service including interest expense and current maturities of indebtedness as determined in accordance with generally accepted accounting principles.

If we acquire another company or its business, the net income of the acquired company and the our new debt service associated with acquiring the company may both be excluded from the Debt Service Coverage Ratio, at our option.

Compliance with Financial Covenants.  As of March 31, 2011, our Debt Service Coverage Ratio is less than 1.25 to 1 and we do not meet the Minimum Net Worth requirement. Arvest Bank has waived the Debt Service Coverage Ratio and Minimum Net Worth requirements through June 30, 2011 because we made a $3 million principal payment by June 30, 2011. Arvest Bank has agreed to waive the Debt Service Coverage Ratio and Minimum Net Worth requirements through December 31, 2011 if on or before June 30, 2011 we prepay all interest and principal payments due to Arvest Bank between July 1, 2011 and December 31, 2011. Such amounts are approximately $11.1 million. There is no assurance that Arvest Bank will waive Debt Service Coverage Ratio and Minimum Net Worth requirements beyond June 30, 2011. Due to the non-compliance of these waivers and the associated contingent nature of achieving compliance before June 30, 2011, the associated debt has been classified as current on our consolidated balance sheet.

Default and Remedies.  In addition to the general defaults of failure to perform our obligations and those of the Guarantors, collateral casualties, misrepresentation, bankruptcy, entry of a judgment of $50,000 or more, failure of first liens on collateral, default also includes our delisting by The Nasdaq Stock Market, Inc. In the event a default is not cured within 10 days or in some case five days following notice of the default by Arvest Bank (and in the case of failure to perform a payment obligation for three times with notice), Arvest Bank will have the right to declare the outstanding principal and accrued and unpaid interest immediately due and payable.

Deposit Account Control Agreement.  Effective June 30, 2010, we entered into a Deposit Control Agreement (“Deposit Agreement”) with Arvest Bank and Valliance Bank covering the deposit accounts that we have at Valliance Bank. The Deposit Agreement requires Valliance Bank to comply with instructions originated by Arvest Bank directing the disposition of the funds held by us at Valliance Bank without our further consent. Without Arvest Bank’s consent, we cannot close any of our deposit accounts at Valliance Bank or open any additional accounts at Valliance Bank. Arvest Bank may exercise its rights to give instructions to Valliance Bank under the Deposit Agreement only in the event of an uncured default under the Loan Agreement, as amended.

Loan Agreement

On March 16, 2011, we entered into a Loan Agreement with Valiant Investments, LLC, an entity owned and controlled by Roy T. Oliver one of our controlling shareholders, of up to $1 million. We intend to use the loan to fund our working capital needs. The loan will be disbursed in amounts requested by the Company subject to the lender’s consent and compliance with other conditions contained in the Loan Agreement. The loan matures on August 1, 2011. Interest accrues at a rate of 6% and default interest accrues at a rate of 15%.

We are also required to pay 1% of each advance on the loan as a loan fee. This loan is unsecured and subordinated to our Arvest Bank facility. The Loan Agreement also contains restrictions on our ability to take action without the consent of the lender, these include: (i) acquisitions of other businesses, (ii) the sale of all or substantially all of our assets, (iii) the issuance of common stock or convertible securities unless the proceeds are to be used to repay the loan in full.

On March 11, 2011, we received the consent of Arvest to obtain this loan and requirements for payments of interest and principal on this loan and Arvest will waive the debt service coverage ratio and minimum net worth covenants through December 31, 2011 on the following conditions:

•	On or before June 30, 2011, Graymark will pay to Arvest the greater of $3 million or one-third of the proceeds of any public equity offering;

•	On or before June 30, 2011, Graymark will pay Arvest a fee equal to 0.25% of the outstanding loan balance as of June 30, 2011;

•	If Graymark is not in compliance with the debt service coverage ratio and minimum net worth covenants on December 31, 2011, Graymark will pay Arvest a fee equal to 0.50% of the then outstanding balance of the loan (which does not cure any default in such covenants);

•	On June 30, 2011, Graymark will prepay all interest and principal payments due to Arvest between July 1, 2011 and December 31, 2011;

•	On June 30, 2011, if Graymark has received at least $15 million in proceeds from a public equity offering then Graymark will escrow with Arvest all principal and interest payments due to Arvest between January 1, 2010 and June 30, 2012;

•	Graymark may not repay any amounts on the $1 million loan from Valiant Investments before August 1, 2011 except that Graymark may repay such loan in full if Graymark has received more than $10 million in proceeds from a public equity offering and if Graymark has received less than $10 million from a public equity offering then Graymark will be permitted to make interest payments only on such loan; and

•	The $1 million loan will be subordinated to Arvest’s credit facility in all respects.

On May 4, 2011 this promissory note was cancelled in exchange for the issuance of 431,035 shares of our common stock at $2.32 per share and a warrant exercisable for 431,035 shares of our common stock at $1.80 per share.

Financial Commitments

We do not have any material capital commitments during the next 12 months, but we do have contractual commitments of approximately $26.1 million for payments on our indebtedness and for operating lease payments. Included in this amount is $22.4 million related to the classification of our credit facility as current for financial statement purposes. Although we have not entered into any definitive arrangements for obtaining additional capital resources, either through long-term lending arrangements or equity offering, we continue to explore various capital resource alternatives to replace our long-term bank indebtedness.

Our future commitments under contractual obligations by expected maturity date at March 31, 2011 are as follows:

	< 1 year	1-3 years	3-5 years	> 5 years	Total

Short-term debt	$734,683	$—	$—	$—	$734,683
Long-term debt(1)	23,863,772	369,789	18,771	—	24,252,332
Operating leases	1,241,424	2,019,384	993,689	2,324,102	6,578,599
Operating leases, discontinued operations	270,911	380,508	41,572	—	692,991

	$26,110,790	$2,769,681	$1,054,032	$2,324,102	$32,258,605

(1)	Includes principal and interest obligations.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements (as defined in Item 303(a) (4) of Regulation S-K) as of December 31, 2010 and 2009.

CRITICAL ACCOUNTING POLICIES

The consolidated condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. For a complete discussion of all our significant accounting policies please see our 2010 annual report on Form 10-K. Some of the more significant estimates include revenue recognition, allowance for contractual adjustments and doubtful accounts, and goodwill and intangible asset impairment. We use the following methods to determine our estimates:

Revenue recognition —

Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to us and, accordingly, we bill on behalf of our customers. For our sleep diagnostic business, we estimate the net realizable amount based primarily on the contracted rates stated in the contracts we have with various payors. We have used this method to determine the net revenue for the business acquired from somniCare, Inc. and somniTech, Inc. (“Somni”) business since the date of the acquisition in 2009 and for our remaining sleep diagnostic business since the fourth quarter of 2010. We do not anticipate any future changes to this process. In our historic sleep therapy business, the business has been predominantly out-of-network and as a result, we have not had contract rates to use for determining net revenue for a majority of our payors. For this portion of the business, we perform a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, we calculate the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. During the fourth quarter of 2010, we migrated much of our historic sleep diagnostic business to an in-network position. As a result, commencing with the fourth quarter of 2010, the revenue from our historic sleep diagnostic business was determined using the process utilized in the Somni business. We expect to transition our historic sleep therapy business to the same process currently used for our sleep diagnostic business by the end of 2011. This change in process and assumptions for our historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. We recognize revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

We have established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to our collection procedures. Revenues are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on our operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for our products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, we are not certain of the full amount of patient responsibility at the time of service. Starting in 2010, we implemented a process to estimate amounts due from patients prior to service and increase collection of those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales — Cost of services includes technician labor required to perform sleep diagnostics, fees associated with interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the sale is paid for over a specified period, the product cost associated with that sale is recognized over that same period. If the product is paid for in one period, the cost of sale is recorded in the period the product was sold.

Accounts Receivable — Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts. The majority of our accounts receivable is due from private insurance carriers, Medicare and Medicaid and other third-party payors, as well as from customers under co-insurance and deductible provisions.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of our business has historically been out-of-network with several payors, which means we do not have defined contracted reimbursement rates with these payors. For this reason, our systems reported revenue at a higher gross billed amount, which we adjusted to an expected net amount based on historic payments. This process continues in our historic sleep therapy business, but was changed in the fourth quarter of 2010 for our historic sleep diagnostic business. As a result, the reserve for contractual allowance has been reduced as our systems now report a larger portion of our business at estimated net contract rates. As we continue to move more of our business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. We have established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

We offer payment plans to patients for amounts due from them for the sales and services we provide. For patients with a balance of $500 or less, we allow a maximum of six months for the patient to pay the amount due. For patients with a balance over $500, we allow a maximum of 12 months to pay the full amount due. The minimum monthly payment amount for both plans is $50 per month.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, we utilize a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 90 days from the initial statement. If the patient is on a payment program, these efforts begin 30 days after the patient fails to make a planned payment. For our diagnostic patients, we submit patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For our therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 270 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is our policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by our collection agency, the amounts previously written-off are reversed as a recovery of bad debt. For amounts due from third party payors, it is our policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, we perform certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

A summary of the Days Sales Outstanding (“DSO”) and management’s expectations follows:

	March 31, 2011		December 31, 2010
	Actual	Expected	Actual	Expected

Sleep diagnostic business	47.06	45 to 50	48.62	50 to 55
Sleep therapy business	64.26	55 to 60	51.30	55 to 60

We decreased our expected DSO for sleep diagnostic business from 50 to 55 days at December 31, 2010 to 45 to 50 days at March 31, 2011 as a result of continued improvement in our collection process related to amounts due from patients. We anticipate that the expected DSO for our sleep diagnostic business will continue to decrease in the future. The DSO for our sleep therapy business was inflated at March 31, 2011 as a result of increased revenue in March 2011 compared with the first two months of 2011 which resulted in higher accounts receivable at March 31, 2011. We experienced a similar issue in the first quarter of 2010 when the DSO for our sleep therapy business was 65.06.

Goodwill and Intangible Assets — Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Material Weakness

Internal Controls over Financial Reporting

During the fourth quarter of 2010 and as part of the sale of substantially all of the assets of ApothecaryRx, we incurred significant charges related to the accounts receivable and inventory balances at ApothecaryRx. In addition, we noted additional control deficiencies that in aggregate with the material special charges incurred at ApothecaryRx caused us to conclude that we had a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Although the accounts receivable trends and the inventory physical counts related to the ApothecaryRx throughout prior periods did not generate unusual results or cause us to question the validity of the accounts to receivable or inventory balances, we feel that the significant charges recorded as a result of adjusting the inventory and accounts receivable amounts to their net realizable value subsequent to the sale of the ApothecaryRx assets represented a material weakness in our internal controls over financial reporting.

Since the operations of ApothecaryRx were sold, no remediation efforts are needed related to those specific control deficiencies. However, due to the significance of the ApothecaryRx special charges, we began an evaluation of the circumstances and potential changes to our entity wide controls to address the other identified control deficiencies. The evaluation of entity wide controls is still in process. We have not identified any additional material weaknesses or significant deficiencies, but we have identified areas of improvement to eliminate identified control deficiencies, including enhancing the level of documentation and testing of our internal controls over financial reporting.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

On January 1, 2011, we adopted changes issued by the Financial Accounting Standards Board (FASB) to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. The adoption of these changes had no impact on our consolidated financial statements, as we do not currently have any such arrangements with its customers.

On January 1, 2011, we adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The adoption of these changes had no impact on our consolidated financial statements.

On January 1, 2011, we adopted changes issued by the FASB to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors. This will result in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. Based on the most recent impairment review of our goodwill (2010 fourth quarter), the adoption of these changes had no impact on our consolidated financial statements.

On January 1, 2011, we adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of these changes had no impact on our consolidated financial statements.

Cautionary Statement Relating to Forward Looking Information

We have included some forward-looking statements in this section and other places in this report regarding our expectations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, business plans or objectives, levels of activity, performance or achievements, or industry results, to be materially different from any future results, business plans or objectives, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies that involve risks and uncertainties. You should read statements that contain these words carefully because they

•	discuss our future expectations;

•	contain projections of our future operating results or of our future financial condition; or

•	state other “forward-looking” information.

We believe it is important to discuss our expectations; however, it must be recognized that events may occur in the future over which we have no control and which we are not accurately able to predict. Readers are cautioned to consider the specific business risk factors described in this report and our Annual Report on Form 10-K and not to place undue reliance on the forward-looking statements contained in this report or our Annual Report, which speak only as of the date of this report or the date of our Annual Report. We undertake no obligation to publicly revise forward-looking statements to reflect events or circumstances that may arise after the date of this report.

OUR BUSINESS

We are one of the largest providers of care management solutions to the sleep disorder market based on number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. We provide a comprehensive diagnosis and care management solution for patients suffering from sleep disorders.

Sleep Management Solutions Overview

Our Sleep Management Market Opportunity

We believe that the market for Sleep Management Solutions is large and growing with no clear market leader. A number of factors support the future growth of this market:

•	Large and undiagnosed population of patients that suffer from sleep disorders. There are a substantial number of undiagnosed patients who could benefit from diagnosis and treatment of sleep disorders. There are an estimated 40 million Americans that suffer from chronic, long-term sleep disorders, according to the National Institutes of Health, or NIH. There are over 80 different sleep disorders, including obstructive sleep apnea, or OSA, insomnia, narcolepsy and restless legs syndrome. The primary focus of our business is OSA, which the National Sleep Foundation estimates occurs in at least 18 million Americans. Moreover, according to the American College of Physicians, about 80-90% of persons with sleep apnea go undiagnosed.

•	Increasing awareness of diagnosis and treatment options, particularly for OSA. We believe there is an increasing awareness among the U.S. population and physicians in particular about the health risks and the availability and benefits of treatment options for sleep disorders. Of significant importance, OSA can have serious effects on people’s health and personal lives. OSA is known to increase the risk for several serious health conditions, including obesity, high blood pressure, heart disease, stroke, diabetes, depression and sexual dysfunction. Additionally, OSA may result in excessive daytime sleepiness, memory loss, lack of concentration and irritability. OSA and its effects may increase the risk for automobile accidents and negatively affect work productivity and personal relationships. In addition, as physicians become aware of the links between OSA and other serious health conditions, physicians are increasingly referring patients for sleep studies.

•	Growth in obesity rates. OSA is found in people of every age and body type, but is most commonly found in the middle-aged, obese population. Obesity is currently found in approximately 72 million adults and is a growing problem in the United States. Obesity exacerbates OSA by enlarging the upper airway soft tissue structures and narrowing the airway. Not only does obesity contribute to sleep disorders such as OSA, but sleep disorders can also contribute to obesity. We believe individuals suffering from OSA generally have less energy and ability to exercise or keep a strict diet. Medical studies have also shown that sleep disorders can impair metabolism and disrupt hormone levels, promoting weight gain.

•	Large aging population. An aging U.S. population, led by approximately 78 million baby-boomers, is becoming increasingly at risk for OSA. As their soft palates enlarge, their pharyngeal fat pads increase in size and the shape of bony structures around the airway change.

We believe these factors present a significant business opportunity for us because we provide a complete continuum of care for those who suffer from OSA — from initial diagnosis to treatment with a continuous positive airway pressure, or CPAP, device to providing ongoing CPAP supplies and long-term follow-up care.

•	The amount being spent on sleep disorder diagnosis and treatment is increasing. A 2010 Frost & Sullivan report estimated the U.S. sleep diagnostic market was $1.4 billion in 2008, and that it will grow to $3.4 billion by 2015 for a combined annual growth rate of 14.3%.

•	The sleep diagnostic market is highly fragmented. Our presence as one of the largest overall providers of sleep diagnostic services with 22 independent sleep diagnostic and therapy locations and 76 hospital sleep diagnostic programs, out of a total we estimate includes 4,000 sleep clinics in the United States, illustrates the level of fragmentation in the market. Only a limited number of companies provide a comprehensive solution which includes initial diagnosis to treatment with a CPAP device to providing ongoing CPAP supplies to long-term follow-up care.

Our Sleep Management Solution

Our sleep management solution is driven by our clinical approach to managing sleep disorders. Our clinical model is led by our staff of medical directors who are board-certified physicians in sleep medicine, who oversee the entire life cycle of a sleep disorder from initial referral through continuing care management. Our approach to managing the care of our patients diagnosed with OSA is a key differentiator for us. We believe our overall patient CPAP usage compliance rate, as articulated by the Medicare Standard of compliance requirements, is approximately 80%, compared to a national compliance rate of between 17 and 54%. Five key elements support our clinical approach:

•	Referral: Our medical directors, who are board-certified physicians in sleep medicine, have forged strong relationships with referral sources, which include primary care physicians, as well as physicians from a wide variety of other specialties and dentists.

•	Diagnosis: We own and operate sleep testing clinics that diagnose the full range of sleep disorders including OSA, insomnia, narcolepsy and restless legs syndrome.

•	CPAP Device Supply: We sell CPAP devices, which are used to treat OSA.

•	Re-Supply: We offer a re-supply program for our patients and other CPAP users to obtain the required components for their CPAP devices that must be replaced on a regular basis.

•	Care Management: We provide continuing care to our patients led by our medical directors who are board-certified physicians in sleep medicine and their staff.

Our clinical approach increases the long-term compliance of our patients, and enables us to manage a patient’s sleep disorder care throughout the lifecycle of the disorder, thereby allowing us to generate a long-term, recurring revenue stream. We generate revenues via three primary sources: providing the diagnostic tests and related studies for sleep disorders through our sleep diagnostic centers, the sale of CPAP devices, and the ongoing re-supply of components of the CPAP device that need to be replaced. In addition, as a part of our ongoing care management program, we monitor the patient’s sleep disorder and as the patient’s medical condition changes, we are paid for additional diagnostic tests and studies.

In addition, we believe that our clinical approach to comprehensive patient care, provides higher quality of care and achieves higher patient compliance. We believe that higher compliance rates are directly correlated to higher revenue generation per patient compared to our competitors through increased utilization of our resupply or PRSP program and a greater likelihood of full reimbursement from federal payors and those commercial carriers who have adopted federal payor standards.

Referral and Diagnosis

Patients at risk for, or suspected of suffering from, a sleep disorder are referred to one of our sleep clinics by independent physicians, dentists, group practices, or self-referrals. At our independent sleep care centers and hospital sleep diagnostic programs, which we refer to as our sleep clinics, we administer an overnight polysomnogram, or sleep study, to determine if our patients suffer from a sleep disorder. Our medical directors provide a diagnosis and comprehensive report to the referring physician based on analysis of the patient’s sleep study results.

CPAP Device Supply

If the physician determines the patient suffers from OSA following the review of the sleep study results, then the patient is generally prescribed the American Academy of Sleep Medicine’s, or AASM, preferred method of treatment, which is with a CPAP, device. Patients return to our clinic for an overnight study to determine the optimal air pressure to prescribe with the CPAP device. Sometimes, both the diagnosis and air pressure study are done in one night. Effective January 1, 2010, regulatory restrictions prevent Medicare from making payments to sleep diagnostics centers that sell CPAP devices unless the diagnosis has been made by a medical director who is board-certified in sleep medicine or who meets other specified criteria. All of the sleep studies we conduct, except for those conducted at one of our non-accredited centers, qualify us to receive Medicare reimbursement for the sale of CPAP devices.

Re-supply

In addition to selling CPAP devices to people with OSA, we offer our patient reorder supply program, or PRSP. The PRSP periodically supplies the components of the CPAP device that must be regularly replaced (such as masks, hoses, filters, and other parts) to our patients and other CPAP users. This enables them to better maintain their CPAP devices, increasing the probability of ongoing compliance and a better long-term clinical outcome and providing us with a long-term recurring revenue stream.

Care Management

Our thorough wellness and continuing care program led by our medical staff provides the greatest opportunity for our patients to use their CPAP devices properly and stay compliant. After the initial CPAP device set-up, our clinical staff contacts the patient regularly during the initial six months (at 48 hours, two weeks, two months and six months) and each six months thereafter to enhance patient understanding and to ensure the greatest chance for the short- and long-term success for the patient. Most importantly, where we have the program in place, our medical staff has an in-person visit with the patient and their CPAP device approximately 45 days after the initial set-up. The purpose of the visit is to verify initial compliance and to enhance compliance by assuring proper fit and feel of the CPAP device (usually the mask), determining if there are any medical impediments to compliance (such as untreated allergies), and answering any questions about the operation or care of the equipment. We also work closely with the patient’s physicians to aid in their follow-up care and monitoring of the treatment.

Recently, as the public and medical communities have become increasingly aware of the sleep diagnostic and treatment markets, federal and state lawmakers and regulators have taken a greater interest in implementing stricter criteria to ensure a high standard of care. Beginning in 2009, federal payors, and commercial carriers who have adopted similar standards, will only pay CPAP providers for equipment over a 13-month period in equal installments. Payment is stopped if the CPAP provider can not document patient compliance levels that meet their established standards within the first 90 days after the initial set-up. We believe that our clinical approach provides us with higher patient compliance (80%) than the national compliance rate (17-54%), more often resulting in full reimbursement from these payors.

ApothecaryRx Overview

Historically, we owned and operated 18 retail pharmacies located in Colorado, Illinois, Missouri, Minnesota, and Oklahoma. On December 6, 2010, we completed the sale of substantially all of the assets of ApothecaryRx to Walgreens. See “— ApothecaryRx — Discontinued Operations” for more information on our sale of ApothecaryRx’s assets and ApothecaryRx’s historical business of independent retail pharmacies.

Our Growth Strategy

We intend to grow our SMS business as a provider of sleep diagnostic services and care management for sleep disorders. The following are the key elements of our growth strategy:

•	Expand sleep diagnostic and care management capabilities through strategic acquisitions. We intend to drive growth primarily by acquiring successful sleep clinics and hospital sleep diagnostic centers in our existing geographic markets and by expanding into new markets. We believe that we are well-positioned to acquire and successfully integrate sleep clinics because of our size, our experienced management team, and our knowledge of the regulatory environment. Our scale allows us to provide central services to our sleep clinics, which create economic synergies across acquired sleep clinics and reduces our operating costs per clinic. We expect to focus our acquisition opportunities on large diagnostic clinics that will be accretive to our earnings and that have not previously provided, or have not maximized the opportunity for providing, comprehensive services to their patients. When we acquire additional hospital sleep diagnostic centers we enter into a management contract to manage the existing sleep center without any purchase price or capital outlay on our part which allows us to increase our therapy business through additional patient referrals without adding to our cost base. We expect to add our care management and ongoing re-supply services to existing high volume diagnostic services to generate additional revenues. Through acquisitions, we intend to continue to standardize and integrate billing, human resources, purchasing and IT systems, diversify our payor rates through expansion into different geographic markets and promote best clinical and operational practices across each of our sleep clinics. Over the past several years, we have completed four acquisitions of sleep companies, each with multiple locations, raising the total number of independent sleep diagnostic and therapy locations we own and/or operate to 22 and the total number of hospital sleep diagnostic programs to 76.

•	Drive internal growth in our Sleep Management Solutions segment. We use marketing initiatives to increase the awareness of sleep disorders and their negative health effects, as well as to promote our comprehensive solution to those that suffer from sleep disorders in the markets we serve. We also use direct marketing representatives to identify strategic hospital and physician group alliances and to market our sleep diagnostic services and care management alternatives to area physicians. We believe that these initiatives, along with a growing, underserved primary target demographic, will increase utilization rates at our sleep clinics and drive revenue growth. We intend to increase referrals from non-traditional sources, including a focus on self-pay customers and corporate customers. We believe that corporate payors in a number of industries, such as trucking and other common carriers, could benefit from the diagnosis and treatment of sleep disorders of their employees. In addition, based on our understanding of and compliance with heightened regulatory requirements, we believe that we will be able to expand our business more easily than other independent sleep care centers.

•	Expand on-going care management and disposable re-supply program. Generally OSA is a long-term chronic disorder, and patients being treated for OSA are generally treated for life. With our comprehensive model of care, ability to improve patient compliance with therapy, and scale, we are able to maintain a long-term, diversified, recurring revenue stream. We provide our patients with an ongoing supply of disposable supplies for their therapy as well as periodic replacement of their CPAP devices. Since our PRSP was initiated in 2009, approximately 70% of our patients have enrolled into the PRSP at the time they were equipped with a CPAP device. After we acquire a sleep center, we are generally successful in enrolling existing patients into our PRSP. In addition, by virtue of our long-term approach to managing a patient’s sleep disorder, patients periodically undergo additional diagnostic tests and CPAP pressure optimization.

Company History

We were formed on January 2, 2008, when our predecessor company, Graymark Productions Inc., acquired ApothecaryRx, LLC, and SDC Holdings, LLC, collectively referred to as the “Graymark Acquisition.” For financial reporting purposes, Graymark was deemed acquired by ApothecaryRx, LLC and SDC Holdings, LLC and, accordingly, the historical financial statements prior to December 31, 2007 are those of ApothecaryRx, LLC and SDC Holdings, LLC as adjusted for the effect of the Graymark Acquisition. In conjunction with the Graymark Acquisition, all former operations of Graymark Productions were discontinued. On December 6, 2010, we completed the sale of substantially all of the assets of ApothecaryRx. As a result of the sale of ApothecaryRx’s assets, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations. Over the last three years, we have acquired four sleep businesses, raising the total number of sleep clinics we own and/or operate to 22 independent sleep diagnostic and therapy locations, and 76 hospital sleep diagnostic programs in 9 states: Oklahoma, Texas, Nevada, Kansas, Nebraska, South Dakota, Minnesota, Iowa and Missouri.

Specifically, during the period from January 1, 2008 to December 31, 2010, our SMS business completed the following acquisitions:

Acquisition	Business
Date	Acquired

April 2008	Minority interests in sleep centers
June 2008	Sleep Center of Waco, Ltd.; Assets of Plano Sleep Center, Ltd.; Assets of Southlake Sleep Center, Ltd.
June 2008	Nocturna Sleep Center, LLC
August 2009	somniCare, Inc.
August 2009	somniTech, Inc.
September 2009	Avastra Eastern Sleep Center, Inc.

Sleep Clinics and Care Management

Our SMS business provides a comprehensive diagnosis, and care management solution for the growing population of Americans with sleep disorders. Patients at risk for, or suspected of suffering from, a sleep disorder are referred to one of our sleep clinics by independent physicians, dentists, group practices, or self-referrals that generally come from our reputation in the community and our marketing and advertising efforts. Our sleep clinics typically consist of two to eight bed facilities and are overseen by our medical directors. At our sleep clinics, we administer an overnight polysomnogram, or sleep study, to our patients, which monitors blood oxygen level, heart rate, respiratory function, brain waves, leg movement and other vital signs through small and painless electrical sensors applied to the patient. We compile this information into a detailed sleep report which includes an interpretation of the data and diagnosis by our medical director.

If the physician determines the patient suffers from OSA, the most commonly diagnosed sleep disorder, the patient is generally prescribed the AASM’s preferred method of treatment, which is a CPAP device. A CPAP device is a nasal or facial mask connected by a tube to a small portable airflow generator that delivers compressed air at a prescribed continuous positive pressure. The continuous air pressure acts as a pneumatic splint to keep the patient’s upper airway open and unobstructed, resulting in a smooth breathing pattern and the reduction or elimination of other symptoms associated with OSA, including loud snoring. Patients return to our clinic for an additional study to determine the optimal air pressure to prescribe with the patient’s CPAP device. For certain patients, we may perform a split-night study, with the first half of the night being used to perform the initial diagnosis and the second half of the night being used to determine the optimal air pressure setting for that patient’s CPAP device.

After completion of the sleep study and pressure setting process, the patient can purchase a CPAP device from us. The initial CPAP device set-up for those patients that purchase a CPAP device from us typically occurs at the clinic where the patient received its sleep study. Our clinical staff contacts the patient by phone two days, two weeks, two months, six months and each six months thereafter. We question each patient on their compliance, their product satisfaction and their need for additional supplies. We work with these patients to ensure that they are satisfied with the fit of their mask. Our medical staff has a meeting with each new CPAP device user approximately 45 days after receipt of the device. At that meeting, we download actual patient compliance data from their CPAP device, determine the true compliance to-date and take steps to ensure the greatest chance for long-term success for the patient, including additional medical intervention, if necessary. We believe that this continuing contact with the patient separates us from our competition, helps raise patient compliance and ultimately results in patient satisfaction. We also work closely with the patient’s physician to aid in follow-up care and monitoring of the treatment. In addition to selling CPAP devices to patients with OSA, we offer a program by which patients can routinely receive the components of the CPAP device that must be regularly replaced (such as masks, hoses, filters and other parts). Our patient reorder supply program, or PRSP, is offered through our Nocturna Sleep Therapy business. The PRSP periodically supplies the disposable components of the CPAP system to our patients, which enables them to better maintain their CPAP devices for a better patient outcome and provides us with a long-term recurring revenue stream. Typically there is a need for replacement parts in three or six month increments. We use insurance recommendations to determine the timing on shipments. We believe our PRSP program also assists in the long-term success of our patients. We believe that our compliance monitoring programs exceed industry standard practices. For example, we are not aware of any national competitor for CPAP equipment that has dedicated medical personnel that offer such in-person care. The majority of our competitors ship the CPAP device to the patient’s house with no regularly scheduled in-person contact with dedicated medical staff. We believe that our continuing care management positions us well as federal payors have implemented standards which require proof of CPAP compliance prior to payment beyond three months of treatment, and increasingly, commercial carriers are adopting similar standards.

Sleep Disorders — Obstructive Sleep Apnea

There are over 80 different sleep disorders, including obstructive sleep apnea, or OSA, insomnia, narcolepsy and restless legs syndrome. The most common diagnosis for patients at sleep medicine centers is OSA, a sleep disorder, which the National Sleep Foundation estimates occurs in at least 18 million Americans. OSA occurs when the soft tissue in the rear of the throat narrows and repeatedly closes during sleep, causing the body to temporarily stop breathing. Those that suffer from OSA typically have an apnea-hypopnea index, or AHI, which represents the average number of times they stop breathing per hour during the night, of five or more. These frequent episodes can have a serious, deleterious effect on the health and personal lives of those with OSA. OSA is known to increase the risk for obesity, high blood pressure, heart disease, stroke, diabetes, depression and sexual dysfunction, among other negative health conditions. Additionally, OSA may result in excessive daytime sleepiness, memory loss, lack of concentration and irritability, all of which can increase the risk for automobile accidents and negatively affect work productivity and personal relationships.

OSA is most commonly found in obese men over the age of 40, but it can also occur in men and women of all ages and body types. The National Center for Health Statistics, or a NCHS, estimates that in 2005-2006 more than one-third of U.S. adults, or over 72 million people, were obese. According to the Centers for Disease Control and Prevention, or CDC, study obesity-related diseases accounted for over 9% of all U.S. medical spending in 2008, or over $147 billion, roughly double the amount spent in 1998. The rate of obesity in the United States is increasing at an alarming rate. Obesity increases the size of the upper airway soft tissue structures, narrowing the airway and increasing the risk of OSA. Not only does obesity contribute to sleep problems such as sleep apnea, but sleep problems can also contribute to obesity. We believe individuals suffering from OSA generally have less energy and motivation to exercise or keep a healthy diet. Studies have also shown that sleep disorders can impair metabolism and disrupt hormone levels, promoting weight gain. Additionally, an aging American population, led by approximately 78 million baby-boomers, is becoming increasingly at risk for OSA as their soft palates gets longer, their pharyngeal fat pads increase in size and the shape of bony structures around the airway change.

OSA is most commonly treated with the use of a CPAP device, the AASM’s preferred method of treatment. Other treatment alternatives include surgery, which is generally used when non-surgical alternatives fail, oral appliances, which are most commonly used in mild to moderate OSA, or nasal devices.

Sleep Disorder Product Supplier Relationships

We purchase our sleep disorder and CPAP devices from Nelcor Puritan Bennet LLC, Fisher & Paykell Appliances Limited, Respironics Inc., ResMed Inc. and others. We maintain a limited inventory of sleep disorder products to lessen the impact of any temporary supply disruption.

Our ability to sell sleep disorder products is restricted by strict federal regulations that prohibit us from diverging from a physician’s prescription. If a physician prescribes a sleep disorder product by name other than one of the products we offer, we are prohibited by federal regulations from substituting a different sleep disorder product.

Sleep Management Solutions Advertising and Promotion

We frequently promote sleep awareness issues and our sleep testing facilities through radio commercials, billboard displays, print media and other marketing efforts. Our clinics also have a strong presence at local health fairs and other public events. We use direct marketing representatives to market to area physicians about our sleep services. Our medical directors are involved in promoting the clinics through local and regional public educational seminars, physician continuing education programs and through individual meetings with referring physicians and hospitals.

Sleep Management Solutions Management Information Systems

We employ an integrated sleep diagnostic and management information system to perform our sleep diagnostic studies. This system provides secure transfer of sleep diagnostic study results and other information from sleep studies to the appropriate physicians and corporate personnel. We also employ an integrated scheduling and medical billing information system which allows for optimal utilization of available beds for sleep studies, optimizes labor scheduling, and streamlines information transfer for insurance and patient billing. We also utilize an enterprise reporting and planning system to track and report both our financial performance and operational metrics, allowing us to provide timely management information on the performance of our sleep centers and overall business.

Sleep Disorder Diagnostic and Care Management Competition

Competition within the sleep disorder diagnostic and care management market is intense. We face competition in each area of our sleep management solutions segment.

Sleep Diagnostics.  In the sleep diagnostics business we compete primarily with independent sleep care centers, hospital sleep diagnostic programs and with home testing services. Competition in the sleep diagnostic market is primarily based on market presence and reputation, price, quality, patient or client service, and achieved treatment results. We believe that our services and products compete favorably with respect to these alternatives as we offer patients the option of participating in our clinics as well as resupply and continuing care program, in addition to diagnosis in one of our clinics.

We also compete with providers of home sleep diagnostic tests. In a home sleep test, patients are attached to a portable monitoring device overnight while sleeping in their own bed. We believe that home sleep tests have several limitations compared to overnight sleep tests in a clinic. Home sleep tests are administered in the absence of a trained technician who, when present, is able to correct or make equipment adjustments. In many of our clinics or facilities we have the capabilities to pre-screen patients in a clinic under physician-supervised care, which provides the opportunity to test in the most conducive environment for our patients. Inherent limitations exist in home diagnostics, as the optimal pressure to be prescribed for a CPAP device still must be performed in a clinical setting. We periodically evaluate additional opportunities to expand and improve patient access and care including home testing.

Treatment Alternatives.  Currently, the AASM’s preferred method of treatment for OSA is a CPAP device. Alternative treatments for OSA include surgery, oral appliances and nasal devices. In addition, pharmaceuticals may be prescribed for other sleep disorders where they offer a clinical benefit such as for insomnia, narcolepsy and restless legs syndrome.

CPAP Device Supply.  We compete with durable medical equipment, or DME, providers, whether national, regional or local when providing CPAP devices. These DME providers include Apria Healthcare and Lincare Holdings. The purchase of a CPAP device is allowed by prescription only. While we believe most DME providers drop ship CPAP devices to the patient’s home, we assist the patient with the set-up of the machine at one of our sleep centers. We work with the patient to ensure proper calibration of the CPAP device as well as proper fit and comfort of the mask.

CPAP Supplies.  We compete with DME providers as well as e-commerce web sites for supplying patients with the masks, hoses and filters that must be periodically replaced. We seek to have patients who utilize us for diagnostic and therapy services registered with our patient resupply program, or PRSP, to periodically receive supplies for their CPAP device. We believe that our PRSP provides a convenient way for these patients to obtain their periodic supply.

Intellectual Property

In the course of our operations, we develop trade secrets and trademarks that may assist in maintaining any developed competitive position. When determined appropriate, we may enforce and defend our developed and established trade secrets and trademarks. In an effort to protect our trade secrets, we require certain employees, consultants and advisors to execute confidentiality and proprietary information agreements upon commencement of employment or consulting relationships with us.

Government Regulation

Our operations are and will be subject to extensive federal, state and local regulations. These regulations cover required qualifications, day-to-day operations, reimbursement and documentation of activities. We continuously monitor the effects of regulatory activity on our sleep center operations.

Licensure and Accreditation Requirements

The diagnosis of sleep disorders is a component of the practice of medicine. We engage physicians as independent contractors or employees to provide professional services and serve as medical directors for the sleep centers. The practice of medicine is subject to state licensure laws and regulations. We ensure that our affiliated physicians are appropriately licensed under applicable state law. If our affiliated physicians lose those licenses, our business, financial condition and results of operations may be negatively impacted.

Corporate Practice of Medicine.  Generally, state laws prohibit anyone but duly licensed physicians from exercising control over the medical judgments or decisions rendered by other physicians. This is commonly referred to as the “corporate practice of medicine” doctrine. States vary widely in the interpretation of the doctrine. Some states permit a business entity (such as a regular business corporation or limited liability company) to hold, directly or indirectly, contracts for the provision of medical services, including the performance and/or interpretation of diagnostic sleep studies, and to own a medical practice that provides such services, as long as only physicians exercise control over the medical judgments or decisions of other physicians. Other states, including states such as New York, Illinois, Texas, California, have more specific and stringent prohibitions. In such states, the medical practice in which a physician is employed or engaged as an independent contractor must itself be licensed or otherwise qualified to do business as a professional entity (and owned exclusively by physicians who are licensed to practice medicine in the state) or as a licensed diagnostic and treatment facility. Failure to comply with these laws could have material and adverse consequences, including the judicially sanctioned refusal of third-party payors to pay for services rendered, based upon violation of a statute designed to protect the public, as well as civil or criminal penalties. We believe that we are in compliance with the corporate practice of medicine laws in each state in which our sleep centers operate. We do not exercise control over the medical judgments or decisions of our affiliated physicians. While we believe we are in compliance with the requirements of the corporate practice of medicine laws in each state where our sleep centers are located, these laws and their interpretations are continually evolving and may change in the future. Moreover, these laws and their interpretations are generally enforced by state courts and regulatory agencies that have broad discretion in their enforcement.

Fee Splitting.  Generally, state laws prohibit a physician from splitting fees derived from the practice of medicine with anyone else. We believe that the management, administrative, technical and other nonmedical services we provide to each of our sleep centers for a service fee does not constitute fee splitting. However, these laws and their interpretations also vary from state to state and are also enforced by state courts and regulatory authorities that have broad discretion in their enforcement.

If our arrangements with our affiliated physicians or our sleep centers are found to violate state laws prohibiting the practice of medicine by general business entities or fee splitting, our business, financial condition and ability to operate in those states could be adversely affected.

With respect to our sleep centers, there has been a trend developing to require facilities that provide sleep diagnostic testing to become accredited by the American Academy of Sleep Medicine (AASM) or The Joint Commission, as well as additional credentialing for physicians diagnosing sleep studies and the licensing of technical personnel to perform diagnostic testing procedures. As of November 15, 2010, 14 of our free standing sleep centers have been accredited by the AASM. Another three free standing sleep centers are accredited through The Joint Commission. We are actively working on having our remaining sleep centers accredited. We believe we will achieve full accreditation for these centers by mid-2011. Additionally, as of September 30, 2009, Medicare required that all Durable Medical Equipment (DME) suppliers be accredited with the exception of pharmacies whose deadline was extended to January 1, 2010. As of June 15, 2010, all of our sleep therapy facilities providing DME were granted accreditation by The Joint Commission or by the Accreditation Commission for Healthcare (ACHC).

Medicare and Medicaid

Our sleep centers operate under regulatory and cost containment pressures from federal and state legislation primarily affecting Medicaid and Medicare.

In order to submit claims directly to Medicare for reimbursement, our centers must be enrolled as independent diagnostic testing facilities, or IDTFs. Some of our centers are not enrolled as IDTFs and do not accept Medicare patients for testing. Our centers that are not enrolled as IDTFs may perform sleep studies for Medicare patients if the center enters into a contract with a hospital to perform the studies “under arrangements” for the hospital, in which case the hospital bills Medicare under its own provider number. Enrollment as an IDTF or the performance of services “under arrangements” for hospitals requires compliance with numerous regulations, and the failure to comply with applicable requirements could result in revocation of an IDTF enrollment or the ineligibility of the hospital to obtain reimbursement for services performed on its behalf by one of our centers. Additionally, not all private health plans permit services to be performed by our sleep centers under arrangements for a hospital.

In some locations, we supply CPAP devices and other DME to sleep studies patients who are diagnosed with sleep disorders, as ordered by a physician. Medicare suppliers of DME, prosthetics, orthotics and supplies, or DMEPOS, unless exempt, must be accredited and secure a surety bond.

Medicare generally prohibits a physician who performs a covered medical service from “reassigning” to anyone else the performing physician’s right to receive payment directly from Medicare, except in certain circumstances. We believe we satisfy one or more of the exceptions to this prohibition.

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, executive orders and freezes and funding restrictions, all of which may significantly impact our sleep center operations. There is no assurance that payments for sleep testing services and DME under the Medicare and Medicaid programs will continue to be based on current methodologies or even remain similar to present levels. We may be subject to rate reductions as a result of federal or state budgetary constraints or other legislative changes related to the Medicare and Medicaid programs.

We receive reimbursement from government sponsored third-party plans, including Medicaid and Medicare, non-government third-party plans, including managed-care organizations, and also directly from individuals, or private-pay. During 2010, our sleep center payor mix, as a percentage of total sleep center revenues, was approximately 78% commercial insurance, 16% Medicaid/Medicare and 6% private-pay. During 2009, our sleep center payor mix, as a percentage of total sleep center revenues, was approximately 78% commercial insurance, 18% Medicaid/Medicare and 4% private-pay. Pricing for private-pay patients is based on prevailing regional market rates.

In addition to requirements mandated by federal law, individual states have substantial discretion in determining administrative, coverage, eligibility and reimbursement policies under their respective state Medicaid programs that may affect our sleep center operations.

Fraud and Abuse Laws

We are subject to federal and state laws and regulations governing financial and other arrangements among healthcare providers. Commonly referred to as the Fraud and Abuse laws, these laws prohibit certain financial relationships between pharmacies, physicians, vendors and other referral sources. During the last several years, there has been increased scrutiny and enforcement activity by both government agencies and the private plaintiffs’ bar relating to pharmaceutical marketing practices under the Fraud and Abuse laws. Violations of Fraud and Abuse laws and regulations could subject us to, among other things, significant fines, penalties, injunctive relief, pharmacy shutdowns and possible exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Additionally, in its Fiscal Year 2010 Work Plan, the Office of Inspector General of the Department of Health and Human Services identified that it would study the appropriateness of Medicare payments for polysomnography and assess provider compliance with federal program requirements. Changes in healthcare laws or new interpretations of existing laws may significantly affect our business. Some of the Fraud and Abuse Laws that have been applied are discussed below.

Federal and State Anti-Kickback Statutes:  The federal anti-kickback statute, Section 1128B(b) of the Social Security Act (42 U.S.C. 1320a-7b(b)), prohibits, among other things, the knowing and willful offer, payment, solicitation or acceptance of remuneration, directly or indirectly, in return for referring an individual to a provider of services for which payment may be made in whole or in part under a federal healthcare program, including the Medicare or Medicaid programs. Remuneration has been interpreted to include any type of cash or in-kind benefit, including the opportunity to participate in investments, long-term credit arrangements, gifts, supplies, equipment, prescription switching fees, or the furnishing of business machines. Several courts have found that the anti-kickback statute is violated if any purpose of the remuneration, not just the primary purpose, is to induce referrals.

Potential sanctions for violations of the anti-kickback statute include felony convictions, imprisonment, substantial criminal fines and exclusion from participation in any federal healthcare program, including the Medicare and Medicaid programs. Violations may also give rise to civil monetary penalties in the amount of $50,000, plus treble damages.

Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients to private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs.

Although we believe that our relationships with vendors, physicians, and other potential referral sources comply with Fraud and Abuse laws, including the federal and state anti-kickback statutes, the Department of Health and Human Services has acknowledged in its industry compliance guidance that many common business activities potentially violate the anti-kickback statute. There is no assurance that a government enforcement agency, private litigant, or court will not interpret our business relations to violate the Fraud and Abuse laws.

The False Claims Act:  Under the False Claims Act, or FCA, civil penalties may be imposed upon any person who, among other things, knowingly or recklessly submits, or causes the submission of false or fraudulent claims for payment to the federal government, for example in connection with Medicare and Medicaid. Any person who knowingly or recklessly makes or uses a false record or statement in support of a false claim, or to avoid paying amounts owed to the federal government, may also be subject to damages and penalties under the FCA.

Furthermore, private individuals may bring “whistle blower” (“qui tam”) suits under FCA, and may receive a portion of amounts recovered on behalf of the federal government. These actions must be filed under seal pending their review by the Department of Justice. Penalties of between $5,500 and $11,000 and treble damages may be imposed for each violation of FCA. Several federal district courts have held that FCA may apply to claims for reimbursement when an underlying service was delivered in violation of other laws or regulations, including the anti-kickback statute.

In addition to FCA, the federal government has other civil and criminal statutes that may be utilized if the Department of Justice suspects that false claims have been submitted. Criminal provisions that are similar to FCA provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency, it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Many states also have similar false claims statutes that impose liability for the types of acts prohibited by FCA. Finally, the submission of false claims may result in termination of our participation in federal or state healthcare programs. Members of management and persons who actively participate in the submission of false claims can also be excluded from participation in federal healthcare programs.

Additionally, some state statutes contain prohibitions similar to and possibly even more restrictive than the FCA. These state laws may also empower state administrators to adopt regulations restricting financial relationships or payment arrangements involving healthcare providers under which a person benefits financially by referring a patient to another person.

We believe that we have sufficient procedures in place to provide for the accurate completion of claim forms and requests for payment. Nonetheless, given the complexities of the Medicare and Medicaid programs, we may code or bill in error, and such claims for payment may be treated as false claims by the enforcing agency or a private litigant.

Physician Self-Referral Prohibitions.  The federal physician self-referral statute, known as the “Stark” law, prohibits a physician from making a referral of Medicare beneficiaries for certain designated health services, including outpatient prescription drugs and DME (including CPAPs), to any entity with which the physician has a financial relationship, unless there is an exception in the law that allows the referral. Sleep studies are not designated health services unless they are performed under arrangements for a hospital and billed by the hospital. The entity that receives a prohibited referral from a physician may not submit a bill to Medicare for that service. Federal courts have ruled that a violation of the Stark statute, as well as a violation of the federal anti-kickback law described above, can serve as the basis for an FCA suit. Many state laws prohibit physician referrals to entities with which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. Violation of the Stark law can result in substantial civil penalties for both the referring physician and any entity that submits a claim for a healthcare service made pursuant to a prohibited referral. We believe that all of our customer arrangements are in compliance with the Stark law. However, these laws could be interpreted in a manner inconsistent with our operations. Federal or state self-referral regulation could impact our arrangements with certain physician investors or independent contractors.

Medicare Anti-Markup Rule.  CMS has recently finalized certain anti-markup rules relating to diagnostic tests paid for by the Medicare program. The anti-markup rules are generally applicable where a physician or other supplier bills for the technical component or professional component of a diagnostic test that was ordered by the physician or other supplier (or ordered by a party related to such physician or other supplier through common ownership or control), and the diagnostic test is performed by a physician that does not share a practice with the billing physician or other supplier. If the anti-markup rule applies to a diagnostic test, then the reimbursement provided by Medicare to a billing physician or other supplier for that transaction may be limited. Because our sleep labs bill Medicare for the technical and professional fees of sleep diagnostic tests that are ordered by community physicians or our affiliated physicians, we believe that the anti-markup rule does not apply to the professional services our affiliated physicians perform or the technical services that our sleep labs perform.

Healthcare Information Practices

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, sets forth standards for electronic transactions; unique provider, employer, health plan and patient identifiers; security and electronic signatures as well as privacy protections relating to the exchange of individually identifiable health information. The Department of Health and Human Services, or DHHS, has released several rules mandating compliance with the standards set forth under HIPAA. We believe our sleep centers achieved compliance with DHHS’s standards governing the privacy of individually identifiable health information and DHHS’s standards governing the security of electronically stored health information. In addition, we have fully implemented the required uniform standards governing common healthcare transactions. Finally, we have taken or will take all necessary steps to achieve compliance with other HIPAA rules as applicable, including the standard unique employer identifier rule, the standard healthcare provider identifier rule and the enforcement rule.

HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities that have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated physicians, and we do not believe that we engage or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition.

HIPAA also establishes several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the FCA covers in connection with governmental health programs. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes, including those in which we received direct reimbursement because of the reassignment by affiliated physicians to us or those in which we may be considered to receive an indirect reimbursement because of the reassignment by us to hospitals of the right to collect for professional interpretations and technical services.

We continue to evaluate the effect of the HIPAA standards on our business. At this time, we believe that our sleep centers have taken all appropriate steps to achieve compliance with the HIPAA requirements. Moreover, HIPAA compliance is an ongoing process that requires continued attention and adaptation. We do not currently believe that the cost of compliance with the existing HIPAA requirements will be material to our operations; however, we cannot predict the cost of future compliance with HIPAA requirements. Noncompliance with HIPAA may result in criminal penalties and civil sanctions. The HIPAA standards have increased our regulatory and compliance burden and have significantly affected the manner in which our sleep centers use and disclose health information, both internally and with other entities.

In addition to the HIPAA restrictions relating to the exchange of healthcare information, individual states have adopted laws protecting the confidentiality of patient information which impact the manner in which patient records are maintained. Violation of patient confidentiality rights under common law, state or federal law could give rise to damages, penalties, civil or criminal fines and/or injunctive relief. We believe that our sleep center operations are in compliance with federal and state privacy protections. However, an enforcement agency or court may find a violation of state or federal privacy protections arising from our sleep center operations.

Third-Party Reimbursement

The cost of medical care in the United States and many other countries is funded substantially by government and private insurance programs. We receive payment for our products or services directly from these third-party payors and our continued success is dependent upon the ability of patients and their healthcare providers to obtain adequate reimbursement for those products and sleep disorder diagnostic services. In most major markets, our services and supplies are utilized and purchased primarily by patients suffering from obstructive sleep apnea. Patients are generally covered by private insurance. In those cases, the patient is responsible for his or her co-payment portion of the fee and we invoice the patient’s insurance company for the balance. Billings for the products or services reimbursed by third-party payors, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from the third-party payors. In hospitals, we contract with the hospital on a “fee for service” basis and the hospital assumes the risk of billing.

The third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with approved applications, or is experimental, medically unnecessary or inappropriate. Third-party payors are also increasingly challenging prices charged for medical products and services, and certain private insurers have initiated reimbursement systems designed to reduce healthcare costs. The trend towards managed healthcare and the growth of health maintenance organizations, which control and significantly influence the purchase of healthcare services and products, as well as ongoing legislative proposals to reform healthcare, may all result in lower prices for our products and services. There is no assurance that our sleep disorder products and services will be considered cost-effective by third-party payors, that reimbursement will be available or continue to be available, or that payors’ reimbursement policies will not adversely affect our ability to sell our products and services on a profitable basis, if at all.

Minimum Wage Requirements

We are impacted by recent legislation in states that increase the minimum hourly wages to $7.25 on July 25, 2009. While the increase in minimum hourly wages impacts our cost of labor, most of our employees are skilled and are already above the minimum hourly wage level. Additionally, we believe we can offset a significant portion of any cost increase through initiatives designed to further improve labor efficiency.

ApothecaryRx — Discontinued Operations

On September 1, 2010, we agreed to sell substantially all of the assets of ApothecaryRx’s independent retail pharmacy business to Walgreens. The final closing was completed on December 6, 2010. Through ApothecaryRx, we operated independent retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. We had historically grown our pharmacy business by acquiring financially successful independently-owned retail pharmacies from long-term owners that were approaching retirement. The acquired pharmacies successfully maintained market share due to their convenient proximity to healthcare providers and services, high customer service levels, longevity in the community, competitive pricing. Additionally, our independent pharmacies offered supportive services and products such as pharmaceutical compounding, durable medical equipment, and assisted and group living facilities. The pharmacies were located in mid-size, economically-stable communities and we believed that a significant amount of the value of the pharmacies resides in retaining the historical pharmacy name and key staff relationships in the community. Prior to the sale, we owned and operated 18 retail pharmacies located in Colorado, Illinois, Missouri, Minnesota, and Oklahoma.

Employees

As of May 24, 2011, we had 162 full-time and 31 part-time employees at Graymark Healthcare, Inc. Our employees are not represented by a labor union.

Properties

Our corporate headquarters and offices and the executive offices of our SMS business are located in Oklahoma City, Oklahoma. These office facilities consist of approximately 6,760 square feet and are occupied under a month-to-month lease with Oklahoma Tower Realty Investors, LLC, requiring monthly rental payments of approximately $10,000. Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates, controls Oklahoma Tower Realty Investors, LLC. We believe that suitable additional or substitute space will be available as needed on reasonable terms.

As of May 24, 2011, we operated 22 independent sleep diagnostic and therapy locations in 6 states. Each location is occupied under multiple-year (or long-term) lease arrangements requiring monthly rental payments. The following table presents as of May 24, 2011, the locations and lease expiration dates of occupancy leases of each sleep diagnostic and/or therapy location.

Lease
Expiration
Sleep Center and Clinic (City and State)	Date

Nevada:
Charleston	Month-to-month
Henderson	Dec. 2013
Oklahoma:
Tulsa	Nov. 2015
Oklahoma City	Sep. 2014
Norman	Jan. 2014
Texas:
Southlake — Keller	Jul. 2013
McKinney	Sep. 2011
Bedford	Dec. 2013
Waco	Jan. 2018
Kansas
Overland Park	Sep. 2011
Overland Park	Oct. 2027
Missouri
Lee’s Summit	Sept. 2015
Kansas City	Dec. 2014
Iowa
Waukee	Jul. 2011
Waukee	Mar. 2012
Pleasant Hill	Nov. 2012

Legal Proceedings

From time to time, we are subject to claims and suits arising in the ordinary course of our business, including claims for damages for personal injuries. In our management’s opinion, the ultimate resolution of any of these pending claims and legal proceedings will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position with the Company

Stanton Nelson	40	Chief Executive Officer and Chairman of the Board of Directors
Edward M. Carriero, Jr.	55	Chief Financial Officer
Grant Christianson	41	Chief Accounting Officer
Scott Mueller(1)(2)(3)	40	Director
Joseph Harroz, Jr.	44	Director
S. Edward Dakil, M.D.(1)(2)(3)	55	Director
Steven L. List(1)(2)(3)	43	Director

(1)	Serves on our Compensation Committee.

(2)	Serves on our Audit Committee.

(3)	Serves on our Nominating and Governance Committee.

The following is a brief description of the business background of our executive officers and directors:

Stanton Nelson was named as our Chief Executive Officer during January 2008 and has served as one of our directors since August 2003. In addition to his position with Graymark, Mr. Nelson serves as Executive Vice President of R.T. Oliver Investment Company, a privately-held company engaged in oil and gas exploration, retail and commercial real estate and banking. R.T. Oliver Investments is controlled by Roy T. Oliver, one of our greater than 5% shareholders. Mr. Nelson also serves on the board of directors of Valliance Bank as its Vice Chairman. Previously, Mr. Nelson was the Chief Executive Officer of Monroe-Stephens Broadcasting, a privately-held company that owned and operated radio stations in Southwest Oklahoma and Dallas, Texas. Mr. Nelson began his career as a staff member for United State Senator David Boren. Mr. Nelson has a Bachelor of Business Administration in business management from the University of Oklahoma.

Edward M. Carriero, Jr. was named our Chief Financial Officer in November 2010. Mr. Carriero served as our Senior Vice President, Corporate Development from October 2010 to November 2010. Mr. Carriero also serves as an Operating Advisor to Royal Palm Capital Management; a position he has held since February 2006. Mr. Carriero served as Interim Chief Financial Officer of Sunair Services Corporation from September 2006 to February 2008 and Chief Financial Officer from February 2008 until December 2009. Mr. Carriero also served as the Chief Financial Officer of Middleton Pest Control, Inc. from February 2006 through February 2007. Prior to joining Middleton, from July 2003 to February 2006, Mr. Carriero served as the revenue auditor for Broward County Port Everglades, a large seaport in South Florida. From October 2001 to July 2003, Mr. Carriero served as Chief Financial Officer of Apex Maintenance Services, Inc., a roofing contractor. From June 1998 to October 2001, Mr. Carriero provided consulting services to various businesses. From June 1991 to June 1998, Mr. Carriero held several operating positions for Huizenga Holdings, Inc., including: Executive Vice President/Chief Financial Officer and Director for Life General Security Insurance Company, a $100 million life and health insurance company operating in 27 states; Executive Vice President/Chief Operating Officer for Blue Ribbon Water Company, a bottled water delivery company; and Vice President and General Manager of Suncoast Helicopters, Inc., a helicopter charter company. Mr. Carriero received his Bachelor of Science in accounting from Saint Francis College in Brooklyn, N.Y. and his MBA from the University of Miami.

Grant Christianson was named our Chief Accounting Officer in November and previously served as our Chief Financial Officer from April 2009 until November 2010. Mr. Christianson has served as Vice President for Finance and Accounting of ApothecaryRx, LLC since August 2006. Prior to becoming Vice President for

Finance and Accounting of ApothecaryRx, Mr. Christianson was a principal in a financial operations consulting firm that he founded in 2005. Previously he held financial management positions within Novartis Medical Nutrition and McKesson Medication Management. Mr. Christianson is a member of the American Institute of Certified Public Accountants, and he received a Bachelor of Accountancy from the University of North Dakota.

Scott Mueller has served as one of our directors since July 2008. Mr. Mueller is currently a partner at the private equity firm of Hall Capital Partners. Prior to joining Hall Capital Partners, he was a partner at TLW Investments from June 2008 to July 2009. He was employed at Goldman Sachs from 1999 through May 2008, most recently as a vice president in the Private Wealth Management group from 2002 through 2008. Mr. Mueller earned a Masters of Business Administration from the University of Texas in 1999 and graduated from the Honors College at Michigan State University in 1992 with a Bachelor of Arts in General Administration — Pre Law. Mr. Mueller also serves on the board of ProspX, Inc.

Joseph Harroz, Jr. has served as one of our directors since December 2007. Mr. Harroz is currently the Dean of the University of Oklahoma College of Law, a position he held since July 2010. Previously, Mr. Harroz served as our President from July 2008 until June 2010 and Chief Operating Officer from July 2008 until September 2009. Mr. Harroz served as Vice President and General Counsel of the Board of Regents, University of Oklahoma since 1996 and has been an Adjunct Professor, University of Oklahoma Law School since 1997 and has served as the Managing Member of Harroz Investments, LLC (commercial enterprise) since 1998. He is also a member and Chairman of the Board of Trustees of Waddell and Reed Ivy Funds and a Trustee of Waddell and Reed Advisors Funds, both open-ended mutual fund complexes managed by Waddell and Reed; a Consultant for MTV Associates (2004 to 2005); and serves as a Director of Valliance Bank (beginning in 2004), Mewbourne Family Support Organization (2000 to 2008), Norman Economic Development Coalition (2004 to 2008) and Oklahoma Foundation for Excellence (beginning in 2008).

S. Edward Dakil, M.D. has served as one of our directors since January 2008. Dr. Dakil is a practicing physician and in 1987 began his employment with Norman Urology Associates, P.C. Commencing in 1990 he began serving as a clinical instructor for the Department of Urology of the University of Oklahoma Health Science Center and in 1998 became a member of the Board of Directors of the Oklahoma Lithotripsy Center. Dr. Dakil was graduated from the University of Oklahoma, first with a Bachelor of Science (Chemistry) in 1987 and a Doctorate of Medicine in 1982 and is a member of various medical associations, including American Urologic Association and American Association of Clinical Urologists.

Steven List has served as one of our directors since December 2009. Mr. List is currently an independent consultant who provides financial advisory and transaction services to companies. Previously, Mr. List was Senior Vice President and Chief Financial Officer of Mattress Giant Corporation from February 2002 to June 2008 and served as a Managing Director of Crossroads, LLC from December 1998 to January 2002. From May 1995 to November 1998, he served as Senior Manager, Corporate Restructuring at KPMG, LLP. Mr. List earned his BBA in accounting from the University of Oklahoma and is a certified public accountant and certified insolvency and restructuring advisor.

Composition of our Board of Directors

Our Bylaws provide that our Board of Directors shall consist of not less than one and a greater number as determined from time to time by resolution of our Board of Directors. The number of directors is currently fixed at five. In general, a director holds office for a term expiring at the next annual meeting of our shareholders or until her or his successor is duly elected and qualified. Nominations of candidates for election as our directors may be made at any meeting of our shareholders by or at the direction of our Board of Directors or by any shareholder entitled to vote at the meeting. Our Bylaws provide that our Board will fix the date of the annual meeting of our shareholders.

Director Independence

Our Board of Directors currently consists of five members, three of whom qualify as independent within the meaning of the listing standards of The NASDAQ Stock Market LLC. The Board determined that each member of the Board of Directors, other than Stanton Nelson and Joseph Harroz, Jr., qualify as independent directors. Messrs. Nelson and Harroz do not qualify because each also serves as one of our executive officers.

Board Committees

Our Board of Directors maintains three standing committees: Audit, Compensation and Nominating and Corporate Governance. The Compensation Committee and Audit Committee were established in January 2008 and the Nominating and Corporate Governance Committee was established in April 2008.

The Audit Committee is responsible for the selection and retention of our independent auditors, reviews the scope of the audit function of the independent auditors, and reviews audit reports rendered by the independent auditors. All of the members of the Audit Committee are “independent directors” as defined in Rule 5605(a)(2) of The NASDAQ Stock Market LLC marketplace rules (the “NASDAQ rules”), and Scott Mueller serves as the Audit Committee financial expert.

The Compensation Committee reviews our compensation philosophy and programs, and exercises authority with respect to payment of salaries and incentive compensation to our officers. A discussion of the Compensation Committee interlocks and insider participation is provided below under the section heading “Compensation Committee Interlocks and Insider Participation.”

The Nominating and Corporate Governance Committee (a) monitors and oversees matters of corporate governance, including the evaluation of Board performance and processes and the “independence” of directors, and (b) selects, evaluates and recommends to the Board of Directors qualified candidates for election or appointment to the Board of Directors.

All committees report on their activities to our Board and serve at the pleasure of our Board. The specific duties and authority of each committee is set forth in its charters. The charters of our Audit, Compensation, and Nominating and Corporate Governance Committees are available on our website at www.graymarkhealthcare.com under the section marked “investor relations.” Information on or accessible through our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee have not served as one of our officers or been in our employ. No member of our Compensation Committee has any interlocking relationship with any other company. None of our executive officers has served as a director or member of the compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

In August 2009, we adopted a revised code of business conduct and ethics that applies to all of our employees, officers and directors, and includes additional standards of conduct for our principal executive, financial and accounting officers and all persons responsible for financial reporting. See “Certain Relationships and Related Party Transactions.” Our code of business conduct and ethics is available on our website at www.graymarkhealthcare.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation of our Chief Executive Officer, our Chief Financial Officer and our other named executive officers for our fiscal years ended December 31, 2010 and 2009.

Summary Compensation Table

Name and				Stock	Option	All Other
Principal Position	Year	Salary	Bonus	Awards(1)	Awards(2)	Compensation	Total

Stanton Nelson(3)	2010	$—	$300,000	$113,000	$—	$—	$413,000
Chief Executive Officer	2009	$—	$—	$244,000	$—	$—	$244,000
Edward M. Carriero, Jr.(4)	2010	$46,032	$—	$—	$28,584	$—	$74,616
Chief Financial Officer	2009	$—	$—	$—	$—	$—	$—
Grant A. Christianson(5)	2010	$170,000	$—	$—	$—	$—	$170,000
Chief Accounting Officer	2009	$145,000	$—	$329,400	$—	$—	$474,400
Joseph Harroz, Jr.(3)(6)	2010	$93,750	$140,000	$—	$—	$—	$233,750
Former President	2009	$250,000	$—	$510,000	$—	$—	$760,000
Lewis P. Zeidner(7)	2010	$235,000	$—	$—	$42,190	$—	$277,190
Former Chief Operating Officer	2009	$207,692	$—	$—	$89,123	$—	$296,815

(1)	The value of Stock Awards is the grant date fair value multiplied by the number of shares awarded computed in accordance with FASB Topic 718. For financial reporting purposes, the fair value of the Stock Awards is expensed over the requisite vesting period for the award. The assumptions the Company used for calculating the grant date fair values are set forth in Note 14 to the Company’s consolidated financial statements for the year ended December 31, 2010 beginning on page F-26 of this prospectus.

(2)	The value of Option Awards is the aggregate grant date fair value computed in accordance with FASB Topic 718. For financial reporting purposes, the fair value of the Option Awards is expensed over the requisite vesting period for the award. The assumptions the Company used for calculating the grant date fair values are set forth in Note 14 to the Company’s consolidated financial statements for the year ended December 31, 2010 beginning on page F-26 of this prospectus.

(3)	On March 25, 2010, our Board of Directors granted Mr. Nelson and Mr. Harroz a bonus award of $300,000 and $140,000, respectively, payable upon successful completion by the Company of a Significant Transaction before December 31, 2010. For purposes of the bonus award, a Significant Transaction means a transaction deemed significant by the Board of Directors, including a financing transaction, whether equity or debt, or a merger and acquisition event. On December 29, 2010, the Board of Directors concluded that the sale of substantially all of the assets of ApothecaryRx to Walgreens was a Significant Transaction and concluded that the bonus awards for Mr. Nelson and Mr. Harroz had been earned. The Board specified that the awards would be paid in cash or stock by March 15, 2011 subject to review of the Company’s cash position by the Board. On March 2, 2011, the Board of Directors reviewed the cash position and determined that due to the expectation of a going concern qualification to its financial statements as of and for the year ended December 31, 2010, the bonuses to Mr. Nelson and Mr. Harroz would be paid promptly after the Company completed a financing allowing the Company to have sufficient working capital to operate in the ordinary course of business after payment of such bonuses.

(4)	Mr. Carriero became our Senior Vice President, Corporate Development, on October 7, 2010, and was subsequently appointed as our Chief Financial Officer on November 15, 2010.

(5)	Mr. Christianson served as our Chief Financial Officer from April 30, 2009 until November 15, 2010 and currently serves as our Chief Accounting Officer.

(6)	Mr. Harroz resigned as our president effective June 30, 2010. Mr. Harroz currently serves as one of our directors.

(7)	Mr. Zeidner was terminated on February 17, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information related to equity awards held by our named executive officers as of December 31, 2010. During 2010, no options to purchase our common stock were exercised by the named executive officers.

	Outstanding Equity Awards at December 31, 2010
	Option Awards					Stock Awards
	Number of
	Common Stock			Option	Option	Number of		Market Value of
	Underlying Options			Exercise	Expiration	Shares of Stock		Shares of Stock
Name	Exercisable	Unexercisable		Price	Date	That Have Not Vested		That Have Not Vested(1)

Stanton Nelson	3,750	—		$15.00	4/23/2013	—		—
	1,000	—		$15.00	9/30/2011	—		—
Edward M. Carriero, Jr.	12,500	—		$4.76	10/7/2015	—		—
Grant A. Christianson	—	—		—	—	22,500	(2)	$45,000
Lewis P. Zeidner(5)	16,666	8,334	(3)	$9.20	9/30/2014	—		—
	6,250	12,500	(4)	$4.68	9/30/2015	—

(1)	The closing sale price of our common stock as reported on The NASDAQ Capital Market on May 20, 2011 was $2.00.

(2)	11,250, 7,500 and 3,750 are scheduled to vest on August 1, 2011, 2012 and 2013, respectively.

(3)	8,333 shares vested on October 13, 2009 and October 1, 2010 and 8,334 shares are scheduled to vest on October 1, 2011.

(4)	6,250 shares vested on October 1, 2010 and 6,250 shares are scheduled to vest on October 1, 2011 and October 1, 2012.

(5)	Mr. Zeidner was terminated on February 17, 2011. These options expired on May 17, 2011.

On March 25, 2010, we granted a stock award to our Chief Executive Officer, Stanton Nelson, in the amount of 25,000 shares. The stock grant award was valued at $4.52 per share, which was the closing sale price of our common stock on The NASDAQ Capital Market on the grant date. Because Mr. Nelson’s stock award vested immediately, it is not reflected in the above table.

Employment Arrangements with Current Executive Officers

We have employment agreements with each of Edward M. Carriero, Jr., Grant Christianson, Stanton Nelson. As of December 31, 2010, we had an agreement with Lewis P. Zeidner who was terminated effective February 17, 2011. The material terms of these employment agreements, as amended to date, are summarized below.

Edward M. Carriero, Jr.  On October 7, 2010, we entered into an employment agreement with Mr. Carriero to serve as our Senior Vice President, Corporate Development. On November 15, 2010, Mr. Carriero was appointed our Chief Financial Officer. Mr. Carriero’s agreement is for an initial three-year term, automatically extends for additional three year periods, unless earlier terminated in accordance with its terms or we notify him within 120 days of termination date that the term will not be extended. The employment of Mr. Carriero is full time and may be terminated by him or the Company with or without cause. Mr. Carriero is to receive a base salary of $200,000. Mr. Carriero was also granted a fully vested stock option on his first day of employment (the “Grant Date”) exercisable for 12,500 shares of the Company’s common stock at the closing price on the Grant Date. Mr. Carriero is eligible for participation in any and all benefit programs that the Company makes available to its employees, including health, dental and life insurance to the extent that he meets applicable eligibility requirements. Mr. Carriero is entitled to four weeks paid vacation yearly. Upon termination of Mr. Carriero’s employment by us without cause or by him with good reason, Mr. Carriero shall be entitled to a payment equal to his most recent annual base salary plus eligibility in health and certain other benefit plans for 18 months from termination. In addition, Mr. Carriero agreed not to, directly or indirectly, seek to persuade any employee, contractor, customer, vendor or subcontractor of the

Company, or any affiliated entity to discontinue, breach or terminate his or her employment, contract, or relationship with the Company, or such affiliated entity or to become employed or engaged in a business or activities likely to be competitive with the Company, or any affiliated entity, for a period of two years following his termination.

Grant Christianson.  On October 19, 2010, we entered in to an amended and restated employment agreement with Mr. Christianson to serve as our Chief Accounting Officer. Mr. Christianson previously served as our Chief Financial Officer. Mr. Christianson’s agreement terminates on July 31, 2012 unless the Company otherwise elects to extend the term of the agreement. The employment of Mr. Christianson is full time and may be terminated by him or the Company with or without cause. Mr. Christianson is to receive a base salary of $180,000, and he is eligible for participation in any and all benefit programs that the Company makes available to its employees, including health, dental and life insurance to the extent that he meets applicable eligibility requirements. Mr. Christianson is entitled to four weeks paid vacation yearly. Upon termination of Mr. Christianson’s employment by us without cause or by him with good reason, Mr. Christianson shall be entitled to a payment equal to his most recent annual base salary plus eligibility in health and certain other benefit plans for 18 months from termination. In addition, Mr. Christianson agreed not to persuade any employee of the Company, or any affiliated entity or any person who was an employee of the Company or any affiliated entity, to discontinue his or her status or employment with the Company, or such affiliated entity or to become employed in a business or activities likely to be competitive with the Company, or any affiliated entity, for a period of one year following his termination.

Stanton Nelson.  Effective October 1, 2009, we entered into an employment agreement with Mr. Nelson to serve as either or both the Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Nelson’s agreement is for an initial three-year term, and automatically extends for additional three year periods, unless earlier terminated in accordance with its terms or we notify him within 120 days of termination date that the term will not be extended. The employment of Mr. Nelson is full time and may be terminated by him or the Company with or without cause. Except to a limited extent and as expressly permitted by our Board of Directors, Mr. Nelson is prohibited from serving as an officer or director of a publicly-held company or owning an interest in a company that interferes with his full-time employment or that is engaged in a business activity similar to our business. Mr. Nelson is to receive a base salary of $1.00, and is eligible to be paid bonus compensation, if any, as determined in the absolute discretion of the Company. In addition, upon execution of the employment agreement, and on October 1 of each year during the term of his employment agreement, Mr. Nelson shall be granted a fully vested stock award of 25,000 shares of the Company’s common stock pursuant to the Company’s 2008 Long-term Incentive Plan. Mr. Nelson is eligible for participation in any and all benefit programs that the Company makes available to its employees, including health, dental and life insurance to the extent that he meets applicable eligibility requirements. Mr. Nelson is entitled to four weeks paid vacation yearly. We have the right to terminate Mr. Nelson’s agreement without cause for any reason, and Mr. Nelson may terminate his employment for cause, in either case on at least 30-day advance notice. In the event of termination without cause by us or termination by Mr. Nelson for cause, Mr. Nelson is entitled to a grant of 75,000 shares of fully vested common stock under our 2008 Long-Term Incentive Plan, reduced by any amounts of common stock already granted to him pursuant to his employment agreement, issued in 24 equal installments, plus eligibility in health and certain other benefit plans for 12 months from termination.

In addition, Mr. Nelson agreed that, during the 24 months following termination of his employment, he will:

•	Not acquire, attempt to acquire, solicit, perform services (directly or indirectly) in any capacity for, or aid another in the acquisition or attempted acquisition of an interest in any business similar to that of ApothecaryRx or SDC Holdings in any city of a state in the United States where Graymark, ApothecaryRx, or SDC Holdings owns any interest in a sleep center or that is within 40 miles of a pharmacy owned by ApothecaryRx or sleep center location owned by SDC Holdings; or

•	Not solicit, induce, entice or attempt to entice (directly or indirectly) any employee, officer or director (except the executive officer’s personal secretary, if any), contractor, customer, vendor or subcontractor of ApothecaryRx or SDC Holdings or ours to terminate or breach any relationship with ApothecaryRx or SDC Holdings or us or any of our affiliates, or

•	Not to solicit, induce, entice or attempt to entice any customer, vendor or subcontractor of ApothecaryRx or SDC Holdings or ours to cease doing business with SDC Holdings, ApothecaryRx or us or any of our affiliates.

Lewis P. Zeidner.  Mr. Zeidner was terminated on February 17, 2011. Effective October 1, 2009, we and our wholly owned subsidiary, ApothecaryRx, LLC, entered into an employment agreement with Mr. Zeidner to serve as President or CEO of ApothecaryRx, LLC and Chief Operating Officer of Graymark. Mr. Zeidner’s agreement was for an initial three-year term, and automatically extended for additional three year periods, unless earlier terminated in accordance with its terms or we notified him within 120 days of termination date that the term will not be extended. The employment of Mr. Zeidner was full time and could be terminated by him or the Company with or without cause. Except to a limited extent and as expressly permitted by our Board of Directors, Mr. Zeidner was prohibited from serving as an officer or director of a publicly-held company or owning an interest in a company that interferes with his full-time employment or that is engaged in a business activity similar to our business. Mr. Zeidner was to receive a base salary of $235,000, and was eligible to be paid bonus compensation, if any, as determined in the absolute discretion of the Company. In addition, upon execution of the employment agreement, Mr. Zeidner received a stock option to purchase 25,000 shares of our common stock pursuant to the Company’s 2008 Long-term Incentive Plan. In addition, on September 30, 2010 Mr. Zeidner was, and on September 30, 2011, Mr. Zeidner will be awarded stock options to purchase 18,750 shares of our common stock pursuant to the Company’s 2008 Long-term Incentive Plan provided he is still employed by us. Also, in the event our former subsidiary, ApothecaryRx, LLC, achieves 90% of the budgeted net income during the 12-month period ending September 2010 and 2011, Mr. Zeidner would have been entitled to a stock option award exercisable for the purchase of 6,250 common stock shares. In the event ApothecaryRx was sold or otherwise divested by us at any time prior to September 2011, the stock options that may then be awarded to Mr. Zeidner based upon achievement of the 12-month budgeted net income during the following 12-month period or periods will be awarded to Mr. Zeidner. Under the terms of all of these stock option award agreement, the stock options vest or become exercisable in three installments, the first on the date of stock option award agreement and on the following second and third anniversary dates. Furthermore, in the event of a “change of control” as defined in our 2008 Long-Term Incentive Plan, 50% of the then unvested stock options will vest and become exercisable by Mr. Zeidner. Mr. Zeidner is eligible for participation in any and all benefit programs that the Company makes available to its employees, including health, dental and life insurance to the extent that he meets applicable eligibility requirements. Mr. Zeidner is entitled to four weeks paid vacation yearly. We had the right to terminate Mr. Zeidner’s agreement without cause for any reason, and Mr. Zeidner had the right to terminate his employment for cause, in either case on at least 30-day advance notice. In the event of termination without cause by us or termination by Mr. Zeidner for cause, Mr. Zeidner would be entitled to $235,000, payable over 12 months, plus eligibility in health and certain other benefit plans for 12 months from termination.

In addition, Mr. Zeidner agreed that, during the 24 months following termination of his employment, he will:

•	Not to acquire, attempt to acquire, solicit, perform services (directly or indirectly) in any capacity for, or aid another in the acquisition or attempted acquisition of an interest in any business similar to that of ApothecaryRx or SDC Holdings in any city of a state in the United States where Graymark, ApothecaryRx, or SDC Holdings owns any interest in a sleep center or that is within 40 miles of a pharmacy owned by ApothecaryRx or sleep center location owned by SDC Holdings; or

•	Not to solicit, induce, entice or attempt to entice (directly or indirectly) any employee, officer or director (except the executive officer’s personal secretary, if any), contractor, customer, vendor or subcontractor of ApothecaryRx or SDC Holdings or ours to terminate or breach any relationship with ApothecaryRx or SDC Holdings or us or any of our affiliates, or

•	Not to solicit, induce, entice or attempt to entice any customer, vendor or subcontractor of ApothecaryRx or SDC Holdings or ours to cease doing business with SDC Holdings, ApothecaryRx or us or any of our affiliates.

Termination Agreement with Former Executive Officer

On March 25, 2010, Mr. Harroz announced his resignation from Graymark effective June 30, 2010, and we entered into an agreement to amend his existing employment agreement and to specify certain terms of his resignation. Under the agreement, Mr. Harroz worked on a half-time basis for one-half his current base salary, or $125,000, from April 1, 2010 through June 30, 2010. In addition, the Board approved the accelerated vesting on 28,125 shares of restricted stock as of March 25, 2010, with 9,375 shares to be forfeited upon termination of employment on June 30, 2010. The Board also granted Mr. Harroz a bonus award of up to $140,000 payable upon successful completion by the Company of a Significant Transaction, as described above in the Summary Compensation Table.

Compensation of Directors

We do not compensate directors for serving on our Board of Directors or attending meetings of our Board of Directors or any of its committees. However, it is anticipated that restricted stock grants and stock options will be granted to our directors on terms to be determined by our Board of Directors. We reimburse our directors for travel and out-of-pocket expenses in connection with their attendance at meetings of our Board of Directors. During 2010, each of our non-employee directors received fully-vested stock awards covering 3,750 shares. All compensation received by our directors who are also executive officers is included in our Summary Compensation Table. See “Executive Compensation — Summary Compensation Table” for compensation received by directors who are also our employees.

Director Compensation Table

			All Other
Name	Stock Awards	Option Awards	Compensation	Total

Scott R. Mueller	$18,000	$—	$—	$18,000
Steven L. List	$18,000	$—	$—	$18,000
S. Edward Dakil, M.D.	$18,000	$—	$—	$18,000

Equity Compensation Plans

For the benefit of our employees, directors and consultants, we have adopted three stock option plans, the 2008 Long-Term Incentive Plan, the 2003 Stock Option Plan (the “Employee Plan”) and the 2003 Non-Employee Stock Option Plan (the “Non-Employee Plan”).

The 2008 Long-Term Incentive Plan.  For the benefit of our employees, directors and consultants, we adopted the 2008 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan was established to create equity compensation incentives designed to motivate our directors and employees to put forth maximum effort toward our success and growth and enable our ability to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to our success. The Incentive Plan provides for the grant of stock options, including incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)), restricted stock awards, performance units, performance bonuses and stock appreciation rights to our employees and the grant of nonqualified stock options, stock appreciation rights and restricted stock awards to non-employee directors, subject to the conditions of the Incentive Plan (“Incentive Awards”). The number of shares of common stock authorized and reserved for issuance under the Incentive Plan is 750,000.

For purposes of administration of the Incentive Plan, it is deemed to consist of three separate incentive plans, a Non-Executive Officer Participant Plan, an Executive Officer Participant Plan and a Non-Employee Director Participant Plan. Except for administration and the category of employees eligible to receive incentive awards, the terms of the Non-Executive Officer Participant Plan and the Executive Officer Participant Plan are identical. The Non-Employee Director Plan has other variations in terms and only permits the grant of nonqualified stock options and restricted stock awards. The Incentive Plan is designed to provide flexibility to meet our needs in a changing and competitive environment while minimizing dilution to our shareholders. We do not intend to use all incentive elements of the Incentive Plan at all times for each participant but will selectively grant the incentive awards and rights to achieve long-term goals.

The Incentive Plan became effective on October 29, 2008 and was approved and adopted by our Board of Directors on October 30, 2008 and by our shareholders on December 30, 2008. The Incentive Plan has a 10-year term, ending October 29, 2018, during which time incentive awards may be granted. The Incentive Plan will continue in effect until all matters relating to the payment of incentive awards and administration are settled.

The 2003 Employee Plan.  The 2003 Employee Plan terminated on December 31, 2009. Prior to this time, the plan provided for the issuance of non-qualified stock options, non-qualified stock options with stock appreciation rights attached, incentive stock options and incentive stock options with stock appreciation rights attached. The number of shares of common stock authorized and reserved for issuance under the plan is 15,000. We granted stock options exercisable for the purchase of 4,000 common stock shares at $15.00 per share, on or before September 30, 2011.

Our Board of Directors administers and interprets this plan (unless delegated to a committee) and has authority to grant incentive awards to all eligible participants and determine the types of incentive awards granted, and the terms, restrictions and conditions of the incentive awards at the time of grant.

The exercise price of options is determined by our Board of Directors, but can not be less than the fair market value of our common stock on the date of grant, where fair market value is equal to the last sale price, or if no sale has occurred, the mean between the closing high bid and low asked quotations on the principal securities exchange on which our shares are listed, on the date of grant. Upon the exercise of an option, the exercise price must be paid in full, in cash, in our common stock (at the fair market value thereof) or a combination thereof.

No options granted under the 2003 Employee Plan are exercisable within six months of the date of grant, nor more than 10 years after the date of grant, provided that the Board of Directors has the discretion to fix the period during which options are exercisable. Options qualifying as incentive stock options are exercisable only by an optionee during the period when actively employed by the Company or a subsidiary. However, in the event of death or disability of the optionee, the incentive stock options are exercisable for one year following death or disability, in the case of retirement of the employee, are exercisable for three months following such retirement. In any event options may not be exercised beyond the expiration date of the options. Options are not transferable except by will or by the laws of descent and distribution.

All outstanding options granted under the plan will become fully vested and exercisable, but limited to that number of shares of stock that can be acquired without causing the optionee to have an “excess parachute payment” as determined under Section 280G of the Code, immediately prior to our dissolution or liquidation, or any merger, consolidation or combination in which we are not the surviving corporation, provided that such change is not meant to merely change the identity, form or place of the Company.

The 2003 Non-Employee Stock Option Plan.  The Non-Employee Plan terminated on December 31, 2009. Prior to termination, this plan provided for the grant of stock options to our non-employee directors, consultants and other advisors. Our employees were not eligible to participate in the Non-Employee Plan. Under the provisions of this plan, options do not qualify as incentive stock options for federal income tax purposes and accordingly will not qualify for the favorable tax consequences thereunder upon the grant and exercise of the options. The total number of shares of common stock authorized and reserved for issuance upon exercise of options granted under this plan was 15,000. We had granted stock options under this plan that are exercisable for the purchase of 4,000 common stock shares at $15.00 per share, on or before September 30, 2011.

Our Board of Directors administers and interprets this plan and had the authority to grant options to all eligible participants and determine the basis upon which the options were to be granted and the terms, and restrictions and conditions of the options at the time of grant.

Options granted under this plan are exercisable in the amounts, at the intervals and upon the terms as the option grant provides. The purchase price of the common stock under the option was determined by our Board of Directors, but can not be less than the fair market value of our common stock on the date of grant, where fair market value is equal to the last sale price, or if no sale has occurred, the mean between the closing high bid and low asked quotations on the principal securities exchange on which our shares are listed, on the date of grant. Upon the exercise of an option, the stock purchase price must be paid in full, in cash by check or in our common stock held by the option holder for more than six months or a combination of cash and common stock.

The options are not transferable except by will, by the laws of descent and distribution, by gift or a domestic relations order to a “family member.” Family member transfers include transfers to spouses, former spouses, children, step-children, grandparents, parents and siblings (including in-laws), nieces and nephew, including adoptive relationships, any person sharing the optionee’s householder, or a trust or foundation in which any of the foregoing persons (including the optionee) has more than a 50% beneficial interest, or any other entity in which any of these persons (including the optionee) owns more than 50% of the voting interests.

All outstanding options granted under the plan will become fully vested and exercisable, but limited to that number of shares of stock that can be acquired without causing the optionee to have an “excess parachute payment” as determined under Section 280G of the Code, immediately prior to our dissolution or liquidation, or any merger, consolidation or combination in which we are not the surviving corporation, provided that such change is not meant to merely change the identity, form or place of the Company.

Director Liability and Indemnification

As permitted by the provisions of the Oklahoma General Corporation Act, our Certificate of Incorporation (the “Certificate”) eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director.

•	for a breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for liability arising under Section 1053 of the Oklahoma General Corporation Act (relating to the declaration of dividends and purchase or redemption of shares in violation of the Oklahoma General Corporation Act); or

•	for any transaction from which the director derived an improper personal benefit.

In addition, these provisions do not eliminate liability of a director for violations of federal securities laws, nor do they limit our rights or the rights of our shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

Our Bylaws provide that we will indemnify our directors and officers. Under such provisions, any director or officer, who in his or her capacity as an officer or director, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interest. The Bylaws further provide that this indemnification is not exclusive of any other rights that an officer or director may be entitled. Insofar as indemnification for liabilities arising under the Bylaws or otherwise may be permitted to our directors and officers, we have been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy and is, therefore, unenforceable.

Furthermore, we have entered into indemnity and contribution agreements with each of our directors and executive officers. Under these indemnification agreements we have agreed to pay on behalf of the indemnitee, and his executors, administrators and heirs, any amount that he is or becomes legally obligated to pay because the indemnitee served as one of our directors or officers, or served as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise at our request or indemnitee was involved in any threatened, pending or completed action, suit or proceeding by us or in our right to procure a judgment in our favor by reason that the indemnitee served as one of our directors or officers, or served as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise at our request.

To be entitled to indemnification, indemnitee must have acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests. In addition, no indemnification is required if the indemnitee is determined to be liable to us unless the court in which the legal proceeding was brought determines that the indemnitee was entitled to indemnification. The costs and expenses covered by these agreements include expenses of investigations, judicial or administrative proceedings or appeals, amounts paid in settlement, attorneys’ fees and disbursements, judgments, fines, penalties and expenses of enforcement of the indemnification rights.

We maintain insurance to protect our directors and officers against liability asserted against them in their official capacities for events occurring after September 1, 2008. This insurance protection covers claims and any related defense costs of up to $10,000,000 based on alleged or actual securities law violations, other than intentional dishonest or fraudulent acts or omissions, or any willful violation of any statute, rule or law, or claims arising out of any improper profit, remuneration or advantage derived by an insured director or officer. In addition, the insurance protection covers non-indemnifiable losses on individual directors and officers up to $15,000,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as of March 31, 2011, information related to each category of equity compensation plan approved or not approved by our shareholders, including individual compensation arrangements with our non-employee directors. The equity compensation plans approved by our shareholders are our 2008 Long-Term Incentive Plan, 2003 Stock Option Plan and 2003 Non-Employee Stock Option Plan. All stock options and rights to acquire our equity securities are exercisable for or represent the right to purchase our common stock.

	Number of
	Securities to be		Number of
	Issued Upon	Weighted-Average	Securities Remaining
	Exercise of Outstanding	Exercise Price of	Available for Future
	Options, Warrants	Outstanding Options,	Issuance Under Equity
Plan Category	and Rights	Warrants and Rights	Compensation Plans

Equity compensation plans approved by security holders:
2008 Long-Term Incentive Plan	57,159	$6.78	660,341
2003 Stock Option Plan	4,000	$15.00	—
2003 Non-Employee Stock Option Plan	4,000	$15.00	—
Equity compensation plans not approved by security holders:
Warrants issued to SXJE, LLC	25,000	$10.00	—
Warrants issued to ViewTrade Financial and its assigns	25,068	$8.20	—
Options issued to employees	15,000	$15.00	—
Options issued to directors	15,000	$15.00	—

Total	145,227	$9.73	660,341

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policies with respect to related party transaction are included in more general conflict of interest policies and practices set forth in our Code of Conduct.

Our Code of Conduct prohibits conflicts involving family members, ownership in outside businesses, and outside employment. Our directors, officers and employees and their family members are not permitted to own, directly or indirectly, a significant financial interest in any business enterprise that does or seeks to do business with, or is in competition with, us unless prior specific written approval has been granted by our Board of Directors. As a guide, “a significant financial interest” refers to an ownership interest of more than 1% of the outstanding securities or capital value of the business enterprise or that represents more than 5% of the total assets of the director, officer, employee or family member.

Our Nominating and Corporate Governance Committee is charged with reviewing conflicts of interests. If the matter cannot be resolved by the committee, our Board of Directors may take action, or in the case of a conflict among all or nearly all of the members of our Board of Directors, the matter may be brought to our shareholders.

Contained below is a description of transactions and proposed transactions we entered into with our officers, directors and shareholders that beneficially own more than 5% of our common stock during 2009 and 2008. These transactions will continue in effect and may result in conflicts of interest between us and these individuals. Although our officers and directors have fiduciary duties to us and our shareholders, there can be no assurance that conflicts of interest will always be resolved in favor of us and our shareholders.

Office Space Lease.  In October 2008, we entered into a month-month lease with Oklahoma Tower Realty Investors, LLC which is controlled by Roy T. Oliver, one of our greater than 5% shareholders and affiliates, for occupancy of our and SDC Holdings, LLC’s offices in Oklahoma City. Under this lease arrangement, we are required to pay rent of approximately $10,000 per month. Mr. Stanton Nelson, our chief executive officer, owns a non-controlling interest in Oklahoma Tower Realty Investors, LLC.

Construction of Leasehold Improvements.  During 2008, we paid Specialty Construction Services, LLC approximately $126,000 to construct the leasehold improvements at our and SDC Holding’s offices in Oklahoma City. During 2009, we paid Specialty Construction Services, LLC approximately $255,000, primarily for construction of leasehold improvements at our Norman, Oklahoma facility. Non-controlling interests in Specialty Construction Services, LLC are held by Roy T. Oliver, one of our greater than 5% shareholders and affiliates, and Mr. Stanton Nelson, our Chief Executive Officer.

Cash Deposit Accounts and Borrowings.  As of March 31, 2011, we have approximately $354,000 on deposit at Valliance Bank. Valliance Bank is controlled by Roy T. Oliver, one of our greater than 5% shareholders and affiliates. In addition, our SMS operating segment is obligated to Valliance Bank under certain sleep center capital notes totaling approximately $104,000 at March 31, 2011. The interest rates on the notes are fixed and range from 4.25% to 8.75%. Non-controlling interests in Valliance Bank are held by Stanton Nelson, our Chief Executive Officer and Joseph Harroz, Jr., one of our directors.

Time Sharing Agreements.  On January 10, 2011, we entered into a time sharing agreement with R.T. Oliver Investments (“RTO”), one of our greater than 5% shareholders pursuant to which we leased on a time-sharing basis one aircraft from RTO for the period from January 1, 2011 through December 31, 2012. On November 1, 2008, we entered into two time sharing agreements with RTO, pursuant to which we licensed, on a time-sharing basis, two aircraft owned by RTO, for the period from November 1, 2008 to December 31, 2010. We are required to pay RTO the actual expenses for each flight conducted under the agreements as authorized by Federal Aviation Regulations Part 91.501(d), in addition to any excise or similar taxes assess by any governmental agency in connection with any of our flights. For the fiscal years ended December 31, 2008 and 2009, we paid RTO, $24,715 and $23,964 for flights conducted under these agreements. We did not use the planes in 2010.

Loan Agreement.  On March 16, 2011, we entered into a Loan Agreement with Valiant Investments, LLC, an entity owned and controlled by Roy T. Oliver, one of our greater than 5% shareholders. The loan is for up to $1 million which we may draw upon from time to time for working capital. Interest accrues at 6% and the loan matures on August 1, 2011. This loan is subordinate to our Arvest Bank credit facility. On May 4, 2011, Valiant Investments, LLC agreed to cancel the promissory note in exchange for the issuance of 431,035 shares of our common stock at a price of $2.32 per share and a warrant exercisable for 431,035 shares of our common stock at $1.80 per share. See “— Private Placement” below.

Private Placement.  On April 30, 2011, we entered into Subscription Agreements with MTV Investments, LP, Black Oak II, LLC, TLW Securities, LLC and Valiant Investments, LLC, an entity owned and controlled by Roy T. Oliver one of our controlling shareholders. Each of the purchasers are, or are affiliates of, shareholders owning in excess of 5% of our common stock. The Subscription Agreements provide for the sale of 1,293,103 shares of our common stock at a price of $2.32 per share and warrants exercisable for 1,293,103 shares of our common stock at an exercise price of $1.80 per share. The warrants are exercisable beginning six months after the issue date and expire after three years. On May 4, 2011, we closed on the sale of these securities. We received $2.0 million in cash and cancelled the outstanding promissory note in the amount of $1.0 million to Valiant Investments, LLC as payment of the purchase price.

We believe that the transactions described above were on terms no less favorable to us than could have been obtained with unrelated third parties. All material future transactions between us and our officers, directors and 5% or greater shareholders will be on terms no less favorable than could be obtained from unrelated third parties and must be approved by a majority of our disinterested-independent members of our Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock, as of May 15, 2011, by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our current directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. The information in the table below is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Unless otherwise indicated, we deem shares of common stock subject to options that are exercisable within 60 days of May 15, 2011 to be outstanding and beneficially owned by the person holding the options for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

Unless otherwise indicated, the address for each person or entity named below is 210 Park Avenue, Suite 1350, Oklahoma City, Oklahoma 73102.

	Common Stock Beneficial Ownership(1)
	Shares	Rights To	Total	Ownership
Name (and Address) of Beneficial Owner	Owned	Acquire	Shares	Percent(2)

Roy T. Oliver(3)	2,188,328	—	2,188,328	25.6%
101 N. Robinson, Ste. 900 Oklahoma City, Oklahoma 73102
Lewis P. Zeidner	873,250	—	873,250	10.2%
5400 Union Terrace Lane North Plymouth, Minnesota 55442
P. Mark Moore(4)	833,383	—	833,383	9.8%
101 N. Robinson, Ste. 800 Oklahoma City, Oklahoma 73102
TLW Securities LLC(5)	822,290	—	822,290	9.6%
PO Box 54525 Oklahoma City, Oklahoma 73154
Stanton Nelson(6)	683,268	4,750	688,018	8.1%
Dalea Partners LP(7)	425,993	—	425,993	5.0%
4801 Gaillardia Parkway, Suite 350 Oklahoma City, Oklahoma 73142
William R. Oliver	414,402	3,750	418,152	4.9%
101 N. Robinson, Ste. 900 Oklahoma City, OK 73072
Joseph Harroz, Jr.(6)	60,348	3,750	64,098	*
Scott R. Mueller(6)	33,546	3,750	37,296	*
S. Edward Dakil, M.D.(6)	33,393	3,750	37,143	*
Grant A. Christianson(6)(8)	29,762	—	29,762	*
Edward M. Carriero, Jr.(6)	—	12,500	12,500	*

	Common Stock Beneficial Ownership(1)
	Shares	Rights To	Total	Ownership
Name (and Address) of Beneficial Owner	Owned	Acquire	Shares	Percent(2)

Steven List(4)	10,000	—	10,000	*
Executive Officers and Directors as a group (8 individuals)	1,723,567	28,500	1,752,067	20.1%

*	Less than 1%.

(1)	Shares not outstanding but deemed beneficially owned by virtue of the right of a person or members of a group to acquire them within 60 days are treated as outstanding for determining the amount and percentage of common stock owned by such person. To our knowledge, each named person has sole voting and sole investment power with respect to the shares shown except as noted, subject to community property laws, where applicable.

(2)	Rounded to the nearest one-tenth of one percent, based upon 8,596,021 shares of common stock outstanding.

(3)	Includes (i) 50,000 shares held by Mr. Roy T. Oliver, (ii) 431,080 shares held by Valiant Investments, LLC, and (iii) 1,707,248 shares held by Oliver Company Holdings, LLC. Mr. Oliver has voting and investment power over the shares held by Oliver Company Holdings, LLC and Valiant Investments, LLC, and therefore may be deemed to beneficially own such shares. In addition, Valiant Investments holds a warrant exercisable for 431,034 shares for $1.80 per share beginning November 4, 2011 and ending May 4, 2014.

(4)	Includes (i) 252,583 shares held by MTV Investments, LP, (ii) 575,605 shares held by Black Oak II, LLC, and (iii) 5,150 shares held by Black Oak Investments, LLC. Mr. P. Mark Moore has voting and investment power over the shares held by these entities, and may therefore be deemed to beneficially own such shares. In addition MTV Investments, L.P. (131,458 shares) and Black Oak II, LLC (299,577 shares) hold warrants exercisable at $1.80 per share beginning November 4, 2011 and ending May 4, 2014.

(5)	Mr. Tom Ward has voting and investment power over the shares held by TLW Securities LLC. In addition, TLW Securities LLC holds a warrant exercisable for 431,034 shares for $1.80 per share beginning November 4, 2011 and ending May 4, 2014.

(6)	The named person is an executive officer or a director or both.

(7)	Mr. Malone Mitchell has voting and investment power over the shares held by Dalea Partners, LP.

(8)	Includes 22,500 shares received through a restricted stock grant award. These shares vest as follows: 11,250 shares on August 1, 2011, 7,500 shares on August 1, 2012 and 3,750 shares on August 1, 2013.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, 34,126,022 shares of which are outstanding on a pre-reverse split basis as of May 24, 2011, and 10,000,0000 shares of preferred stock, par value $0.0001 per share, none of which are outstanding. After the one-for-four reverse stock split of our common stock we will have 8,531,506 shares of our common stock outstanding and no change in our authorized common or preferred stock.

Reverse Stock Split

On January 26, 2011, our Board of Directors approved a reverse stock split in one of five ratios, namely 1 for 2, 3, 4, 5 or 6. On February 1, 2011, we received the consent of a majority of our shareholders for this reverse stock split. We intend to effect the reverse stock split of our common stock in a one-for-four ratio after the close of business on June 3, 2011. We expect that our common stock will begin trading on a post-reverse split basis on the Nasdaq Capital Market at the opening of trading on June 6, 2011.

Common Stock

The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

•	the right to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

•	the right to share ratably in all assets available for distribution to the common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

•	the right to one vote per share on matters submitted to a vote by our common stock shareholders;

•	no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

•	no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our Board of Directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. Upon issuance of the common stock offered under the offering, all of the outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

Our authorized preferred stock may be issued from time to time in one or more series. Our Board of Directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having this class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect the voting power of the holders of our then outstanding common stock, the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying or preventing a change in shareholder and management control.

Transfer Agent and Registrar

Computershare is the registrar and transfer agent of our common stock. The mailing address for Computershare is P.O. Box 43078, Providence, RI 02940-3078.

Shareholder Action

Under our bylaws, the affirmative vote of the holders of a majority of the shares of the common stock voted at a meeting of shareholders is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Oklahoma General Corporation Act.

Under the Oklahoma General Corporation Act, our shareholders may take actions by written consent without holding a meeting. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.

Anti-Takeover Provisions

Our certificate of incorporation and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging the proposals because, among other things, negotiation of the proposals might result in an improvement of the takeover terms. The description below related to provisions of our certificate of incorporation is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation. Our certificate of incorporation authorizes the issuance of the preferred stock in classes. Our Board of Directors is authorized to set and determine the voting rights, redemption rights, conversion rights and other rights relating to the class of preferred stock. In some circumstances, the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our Board of Directors opposes.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC in connection with this offering. Subject to certain conditions, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us 4,000,000 shares of our common stock.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares offered hereby is subject to certain conditions and that the underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

If the underwriter sells more than 4,000,000 shares in offering, the underwriter has an option for 30 days to buy up to an additional 600,000 shares from us at the public offering price, less the underwriting commissions and discounts, to cover these sales.

The underwriter proposes to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. After the shares are released for sale to the public, the underwriter may change the offering price and other selling terms at various times.

In connection with the sale of the shares of common stock to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting commissions and discounts.

We have also agreed to reimburse Roth Capital Partners, LLC for (i) certain usual and customary out-of-pocket expenses actually incurred by it in connection with the offering up to an aggregate of $25,000 and (ii) reasonable legal fees actually incurred up to an aggregate of $100,000.

The following table summarizes the compensation and estimated expenses we will pay in connection with this offering:

	Per Share		Total
	Without over-	With over-	Without over-	With over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions, paid by us	$	$	$	$

(1)	Does not include a corporate financing fee in the amount of 2% of the gross proceeds.

We estimate that total expenses payable by us in connection with this offering, excluding underwriting discounts and excluding a corporate financing fee payable to Roth Capital Partners, LLC in the amount of 2% of gross proceeds, will be approximately $940,000.

On June 11, 2009, we entered into an agreement with ViewTrade Securities, Inc. (“ViewTrade”), pursuant to which we were required to pay ViewTrade a monthly fee of $7,500 for financial advisory consulting services. In addition, we issued to ViewTrade 5 year common stock purchase warrants, exercisable for 25,000 shares of our common stock at $8.20 per share. On January 26, 2010, we terminated our agreement with ViewTrade. As part of the termination, we are required to pay ViewTrade a fee equal to 3% of the gross proceeds of this offering in the event that any of the entities listed on a schedule to the termination agreement act as underwriters in this offering. We would also be required to issue warrants equal to 5% of the number of shares issued in this offering. None of the entities listed on the schedule to the termination agreement are currently or will be acting as an underwriter in this offering. As a result, there will be no fees due or warrants issued to ViewTrade in connection with this offering.

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Roth Capital Partners, LLC, for a period of 90 days, subject to an 18 day extension under certain circumstances, following the date of this prospectus. In addition, all of our executive officers and directors and certain of our greater than 5% shareholders have entered into a lock-up agreement with the underwriter. Under the lock-up agreement, subject to certain exceptions, he may not, directly or indirectly, offer, sell, contract to sell, pledge (other than in connection with Company financings) or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC, for a period of 90 days from the date of this prospectus, subject to an 18 day extension under certain circumstances. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriter or such other indemnified parties may be required to make in respect of any such liabilities.

The underwriter and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet sites or through other online services maintained by the underwriter participating in the offering or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter’s or our website and any information contained in any other website maintained by the underwriter or by us is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Nasdaq Capital Market Listing

We are listed on NASDAQ Capital Market under the symbol “GRMH.”

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

Greenberg Traurig, LLP, Boston, Massachusetts is acting as securities counsel for us in connection with this offering. The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, McAfee & Taft, P.C., Oklahoma City, Oklahoma. Goodwin Procter LLP, New York, New York is acting as counsel for the underwriter in connection with this offering.

EXPERTS

The consolidated financial statements and schedules of Graymark Healthcare, Inc. and its subsidiaries as of December 31, 2010 and 2009, and for each of the years in the periods ended December 31, 2010 and 2009, appearing in this Prospectus and Registration Statement have been audited by Eide Bailly LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates and you may read the information in person free of charge. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010; and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by the annual report referred to in above.

Pursuant to Rule 412 under the Securities Act, any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.graymark.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Graymark Healthcare, Inc.
210 Park Avenue, Suite 1350
Oklahoma City, OK 73102
Attention: General Counsel
Telephone: (405) 601-5300

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

GRAYMARK HEALTHCARE, INC.

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Balance Sheets
(Unaudited)

	March 31,	December 31,
	2011	2010

ASSETS
Cash and cash equivalents	$574,054	$878,796
Cash and cash equivalents from discontinued operations	17,898	692,261
Accounts receivable, net of allowances for contractual adjustments and doubtful accounts of $2,433,914 and $2,791,906, respectively	2,942,103	2,892,271
Inventories	584,700	553,342
Current assets from discontinued operations	1,313,574	2,093,571
Other current assets	415,167	468,486

Total current assets	5,847,496	7,578,727

Property and equipment, net	3,662,648	3,870,514
Intangible assets, net	2,362,508	2,400,756
Goodwill	13,007,953	13,007,953
Other assets from discontinued operations	1,087,614	1,101,013
Other assets	834,546	733,589

Total assets	$26,802,765	$28,692,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,223,139	$942,020
Accrued liabilities	1,726,148	2,357,195
Short-term debt	734,683	12,075
Current portion of long-term debt	22,732,720	22,756,706
Current liabilities from discontinued operations	1,750,092	2,015,277

Total current liabilities	28,166,782	28,083,273

Long-term debt, net of current portion	360,808	436,850

Total liabilities	28,527,590	28,520,123
Equity:
Graymark Healthcare shareholders’ equity:
Preferred stock $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock $0.0001 par value, 500,000,000 shares authorized; 7,238,403 issued and outstanding	724	724
Paid-in capital	29,545,274	29,521,558
Accumulated deficit	(31,055,243)	(29,218,977)

Total Graymark Healthcare shareholders’ equity (deficit)	(1,509,245)	303,305
Noncontrolling interest	(215,580)	(130,876)

Total equity (deficit)	(1,724,825)	172,429

Total liabilities and shareholders’ equity	$26,802,765	$28,692,552

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Operations
For the Three Months Ended March 31, 2011 and 2010
(Unaudited)

	2011	2010

Net Revenues:
Services	$3,443,496	$4,672,985
Product sales	1,246,377	1,239,050

	4,689,873	5,912,035

Cost of Services and Sales:
Cost of services	1,222,944	1,452,600
Cost of sales	408,696	400,335

	1,631,640	1,852,935

Gross Margin	3,058,233	4,059,100

Operating Expenses:
Selling, general and administrative	3,992,736	4,892,600
Bad debt expense	117,847	238,899
Depreciation and amortization	294,628	344,399

	4,405,211	5,475,898

Other (Expense):
Interest expense, net	(347,482)	(284,231)
Other expense	(2,229)	—

Net other (expense)	(349,711)	(284,231)

Income (loss) from continuing operations, before taxes	(1,696,689)	(1,701,029)
Provision for income taxes	(9,603)	(47,986)

Income (loss) from continuing operations, net of taxes	(1,706,292)	(1,749,015)
Income (loss) from discontinued operations, net of taxes	(214,678)	283,267

Net income (loss)	(1,920,970)	(1,465,748)
Less: Net income (loss) attributable to noncontrolling interests	(84,704)	(40,799)

Net income (loss) attributable to Graymark Healthcare	$(1,836,266)	$(1,424,949)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(0.22)	$(0.24)
Income from discontinued operations	(0.03)	0.04

Net income (loss) per share	$(0.25)	$(0.20)

Weighted average number of common shares outstanding	7,238,403	7,252,919

Weighted average number of diluted shares outstanding	7,238,403	7,252,919

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Cash Flows
For the Three Months Ended March 31, 2011 and 2010
(Unaudited)

	2011	2010

Operating activities:
Net income (loss)	$(1,836,266)	$(1,424,949)
Less: Net income (loss) from discontinued operations	(214,678)	283,267

Net income(loss) from continuing operations	(1,621,588)	(1,708,216)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	294,628	344,399
Noncontrolling interests	(84,704)	(40,799)
Stock-based compensation, net of cashless vesting	23,716	307,044
Bad debt expense	117,847	238,899
Changes in assets and liabilities —
Accounts receivable	(167,679)	(60,423)
Inventories	(31,358)	(42,558)
Other assets	(47,638)	(132,095)
Accounts payable	281,119	486,175
Accrued liabilities	(631,047)	(140,227)

Net cash (used in) operating activities from continuing operations	(1,866,704)	(747,801)
Net cash provided by operating activities from discontinued operations	313,533	1,220,356

Net cash provided by (used in) operating activities	(1,553,171)	472,556

Investing activities:
Purchase of property and equipment	(51,943)	(67,124)
Disposal of property and equipment	3,429	8,910

Net cash (used in) investing activities from continuing operations	(48,514)	(58,214)
Net cash (used in) investing activities from discontinued operations	—	(29,164)

Net cash (used in) investing activities	(48,514)	(87,378)

Financing activities:
Debt proceeds	725,000	12,614
Debt payments	(102,420)	(179,537)
Net cash provided by (used in) financing activities from continuing operations	622,580	(166,923)
Net cash (used in) financing activities from discontinued operations	—	(758,639)

Net cash provided by (used in) financing activities	622,580	(925,562)

Net change in cash and cash equivalents	(979,105)	(540,385)
Cash and cash equivalents at beginning of period	1,571,057	1,890,606

Cash and cash equivalents at end of period	591,952	1,350,221
Cash and cash equivalents of discontinued operations at end of period	17,898	789,475

Cash and cash equivalents of continuing operations at end of period	$574,054	$560,746

Cash Paid for Interest and Income Taxes:
Interest expense, continuing operations	$355,000	$290,000

Interest expense, discontinued operations	$1,000	$346,000

Income taxes	$9,000	$38,000

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Notes to Consolidated Condensed Financial Statements
For the Periods Ended March 31, 2011 and 2010

Note 1 —	Nature of Business

Graymark Healthcare, Inc. (the “Company”) is organized in Oklahoma and provides diagnostic sleep testing services and care management solutions for people with chronic sleep disorders. In addition, the Company sells equipment and related supplies and components used to treat sleep disorders. The Company’s products and services are used primarily by patients with obstructive sleep apnea, or OSA. The Company’s sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM, preferred method of treatment for obstructive sleep apnea. The Company’s sleep diagnostic facilities also determine the correct pressure settings for patient treatment with positive airway pressure. The Company sells CPAP devices and supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined. There are noncontrolling interest holders in some of the Company’s testing facilities, who are typically physicians in the geographical area being served by the diagnostic sleep testing facility.

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx, LLC (“ApothecaryRx”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated condensed financial statements.

Note 2 —	Basis of Presentation

As of March 31, 2011, the Company had an accumulated deficit of approximately $31.1 million and reported a net loss of approximately $1.8 for the three months then ending. The Company used approximately $1.9 million in cash from operating activities of continuing operations during the three months ending March 31, 2011. Furthermore, the Company has a working capital deficit of approximately $22.3 million as of March 31, 2011. As noted in Note 6 — Borrowings, the Company is required to make a $3 million principal payment to Arvest Bank by June 30, 2011 and is not in compliance with certain covenants required by its lending agreement with Arvest Bank. The Company made the $3 million principal payment to Arvest Bank on May 12, 2011 from the cash proceeds of the private placement offering and the sale of Nocturna East, Inc. which totaled approximately $4.5 million (see Note 10 — Subsequent Events).

In addition, management expects to raise approximately $13.3 million in a public stock offering during 2011. From the proceeds of the offering, the Company will be required to pay Arvest Bank one-third of the proceeds of the equity offering less $3 million. In the event that the Company is unable to obtain debt or equity financing or the Company is unable to obtain such financing on terms and conditions acceptable to it, the Company may have to cease or severely curtail its operations. This uncertainty raises substantial doubt regarding the Company’s ability to continue as a going concern. Historically, management has been able to raise the capital necessary to fund the operation and growth of the Company. The consolidated condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 —	Summary of Significant Accounting Policies

For a complete list of the Company’s significant accounting policies, please see the Company’s Annual Report on Form 10-K for the year ending December 31, 2010.

Interim Financial Information — The unaudited consolidated condensed financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial statements and with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2011 are not necessarily indicative of results that may be expected for the year ended December 31, 2011. The consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2010. The December 31, 2010 consolidated condensed balance sheet was derived from audited financial statements.

Reclassifications — Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation including the assets, liabilities, results of operations and cash flows of ApothecaryRx which are reflected as discontinued operations.

Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned, majority owned and controlled subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition — Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. For its sleep diagnostic business, the Company estimates the net realizable amount based primarily on the contracted rates stated in the contracts the Company has with various payors. The Company has used this method to determine the net revenue for the business acquired from somniCare, Inc. and somniTech, Inc. (“Somni”) business since the date of the acquisition in 2009 and for the Company’s remaining sleep diagnostic business since the fourth quarter of 2010. The Company does not anticipate any future changes to this process. In the Company’s historic sleep therapy business, the business has been predominantly out-of-network and as a result, the Company has not had contract rates to use for determining net revenue for a majority of its payors. For this portion of the business, the Company performs a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, the Company calculates the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. During the fourth quarter of 2010, the Company migrated much of its historic sleep diagnostic business to an in-network position. As a result, commencing with the fourth quarter of 2010, the revenue from the Company’s historic sleep diagnostic business was determined using the process utilized in the Somni business. The Company expects to transition its historic sleep therapy business to the same process currently used for its sleep diagnostic business by the end of 2011. This change in process and assumptions for the Company’s historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. The Company recognizes revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

The Company has established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to the Company’s collection procedures. Revenues in the accompanying consolidated financial statements are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on the Company’s operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for the Company’s products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, the Company is not certain of the full amount of patient responsibility at the time of service. Starting in 2010, the Company implemented a process to estimate amounts due from patients prior to service and increase collection of those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales — Cost of services includes technician labor required to perform sleep diagnostics, fees associated with interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the sale is paid for over a specified period, the product cost associated with that sale is recognized over that same period. If the product is paid for in one period, the cost of sale is recorded in the period the product was sold.

Restricted cash — As of March 31, 2011 and December 31, 2010, the Company had long-term restricted cash of approximately $236,000 included in other assets in the accompanying condensed consolidated balance sheets. This amount is pledged as collateral to the Company’s senior bank debt and bank line of credit.

Accounts receivable — The majority of the Company’s accounts receivable is due from private insurance carriers, Medicare/Medicaid and other third-party payors, as well as from patients relating to deductible and coinsurance and deductible provisions of their health insurance policies.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of the Company’s business has historically been out-of-network with several payors, which means the Company does not have defined contracted reimbursement rates with these payors. For this reason, the Company’s systems reported revenue at a higher gross billed amount, which the Company adjusted to an expected net amount based on historic payments. This process continues in the Company’s historic sleep therapy business, but was changed in the fourth quarter of 2010 for the Company’s historic sleep diagnostic business. As a result, the reserve for contractual allowance has been reduced as our systems now report a larger portion of our business at estimated net contract rates. As the Company continues to move more of its business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. The Company has established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

The Company offers payment plans to patients for amounts due from them for the sales and services the Company provides. For patients with a balance of $500 or less, the Company allows a maximum of six months for the patient to pay the amount due. For patients with a balance over $500, the Company allows a maximum of 12 months to pay the full amount due. The minimum monthly payment amount for both plans is $50 per month.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, the Company utilizes a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 90 days from the initial statement. If the patient is on a payment program, these efforts begin 30 days after the patient fails to make a planned payment. For diagnostic patients, the Company submits patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 270 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is the Company’s policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by a collection agency, the amounts previously written-off are reversed as a recovery of bad debt. For amounts due from third party payors, it is the Company’s policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

For the three months ended March 31, 2011 and 2010, the amounts the Company collected in excess of recorded contractual allowances were $45,351 and $111,528, respectively.

Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts as follows:

	March 31,	December 31,
	2011	2010

Allowance for contractual adjustments	$1,419,291	$1,676,618
Allowance for doubtful accounts	1,014,623	1,115,288

Total	$2,433,914	$2,791,906

The activity in the allowances for contractual adjustments and doubtful accounts for the three months ending March 31, 2011 follows:

	Contractual	Doubtful
	Adjustments	Accounts	Total

Balance at December 31, 2010	$1,676,618	$1,115,288	$2,791,906
Provisions	1,050,222	117,847	1,168,069
Write-offs, net of recoveries	(1,307,549)	(218,512)	(1,526,061)

Balance at March 31, 2011	$1,419,291	$1,014,623	$2,433,914

The aging of the Company’s accounts receivable, net of allowances for contractual adjustments and doubtful accounts as of March 31, 2011 and December 31, 2010 follows:

	March 31,	December 31,
	2011	2010

1 to 60 days	$1,942,865	$1,890,902
61 to 90 days	271,056	282,807
91 to 120 days	190,514	170,435
121 to 180 days	187,027	67,394
181 to 360 days	160,597	186,310
Greater than 360 days	190,044	294,423

Total	$2,942,103	$2,892,271

In addition to the aging of accounts receivable shown above, management relies on other factors to determine the collectability of accounts including the status of claims submitted to third party payors, reason codes for declined claims and an assessment of the Company’s ability to address the issue and resubmit the claim and whether a patient is on a payment plan and making payments consistent with that plan.

Included in accounts receivable are earned but unbilled receivables of approximately $74,000 and $129,000 as of March 31, 2011 and December 31, 2010, respectively. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, the Company performs certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

Goodwill and Intangible Assets — Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews during the fourth quarter, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Earnings (loss) per share — Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted during the period. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

On January 1, 2011, the Company adopted changes issued by the Financial Accounting Standards Board (FASB) to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. The adoption of these changes had no impact on the Company’s consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

On January 1, 2011, the Company adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The adoption of these changes had no impact on the Company’s consolidated financial statements.

On January 1, 2011, the Company adopted changes issued by the FASB to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors. This will result in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. Based on the most recent impairment review of the Company’s goodwill (2010 fourth quarter), the adoption of these changes had no impact on the Company’s consolidated financial statements.

On January 1, 2011, the Company adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of these changes had no impact on the Company’s consolidated financial statements.

Note 4 —	Discontinued Operations

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx (the “ApothecaryRx Sale”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated financial statements.

Under the Agreement, the consideration for the ApothecaryRx assets being purchased and liabilities being assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location; the independent valuator valued the Inventory Amount at approximately $3.8 million. The resulting total Purchase Price was $29.3 million. Of the Purchase Price, $2,000,000 was deposited in an escrow fund (the “Indemnity Escrow Fund”) pursuant to the terms of an indemnity escrow agreement. All proceeds from the sale of ApothecaryRx were deposited in a restricted account at Arvest Bank. Of the proceeds, $22,000,000 was used to reduce outstanding obligations under the Company’s credit facility with Arvest Bank.

Generally, in December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund will be released, subject to deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund, if any, will be released in May 2012 (the 18-month anniversary of the final closing date of the sale), subject to any pending claims for indemnification. Of the $2,000,000 Indemnity Escrow Fund, $1,000,000 is subject to partial or full recovery by the buyer if the average daily prescription sales at the buyer’s location in Sterling, Colorado over a six-month period after the buyer purchases the ApothecaryRx location in Sterling, Colorado does not increase by a certain percentage of the average daily prescription sales by the ApothecaryRx Sterling, Colorado location (the “Retention Rate Earnout”).

The operating results of ApothecaryRx and the Company’s other discontinued operations (discontinued internet sales division and discontinued film operations) for the three months ended March 31, 2011 and 2010 are summarized below:

	2011	2010

Revenues	$—	$21,693,439

Income (loss) before taxes — ApothecaryRx	$(206,966)	$285,157
Income (loss) before taxes — other	(7,712)	(1,890)
Income tax (provision)	—	—

Income (loss) from discontinued operations	$(214,678)	$283,267

The balance sheet items for ApothecaryRx and the Company’s other discontinued operations as of March 31, 2011 and December 31, 2010 are summarized below:

	March 31,	December 31,
	2011	2010

Cash and cash equivalents	$17,898	$692,261
Accounts receivable, net of allowances	34,247	675,501
Inventories	68,438	68,267
Indemnity Escrow Fund	1,000,000	1,000,000
Other current assets	210,889	349,803

Total current assets	1,331,472	2,785,832

Fixed assets, net	87,614	101,013
Indemnity Escrow Fund	1,000,000	1,000,000

Total noncurrent assets	1,087,614	1,101,013

Total assets	$2,419,086	$3,886,845

Payables and accrued liabilities	$1,750,092	$2,015,277

Note 5 —	Goodwill and Other Intangibles

The carrying amount of goodwill as of March 31, 2011 and December 31, 2010 follows:

	March 31,	December 31,
	2011	2010

Gross amount	$20,516,894	$20,516,894
Accumulated impairment losses	(7,508,941)	(7,508,941)

Carrying value	$13,007,953	$13,007,953

Goodwill and intangible assets with indefinite lives must be tested for impairment at least once a year. Carrying values are compared with fair values, and when the carrying value exceeds the fair value, the carrying value of the impaired asset is reduced to its fair value. The Company tests goodwill for impairment on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

The carrying amount of intangible assets as of March 31, 2011 and December 31, 2010 follows:

	March 31,	December 31,
	2011	2010

Gross amount	$6,076,000	$6,076,000
Accumulated impairment losses	(3,243,056)	(3,243,056)

Carrying value	$2,832,944	$2,832,944

Intangible assets as of March 31, 2011 and December 31, 2010 include the following:

	Useful	March 31, 2011			December 31,
	Life	Carrying	Accumulated		2010
	(Years)	Value	Amortization	Net	Net

Customer relationships	Indefinite	$1,046,000	$—	$1,046,000	$1,046,000
Customer relationships	8–15	1,139,333	(253,408)	885,925	908,000
Trademark	10–15	229,611	(43,602)	186,009	191,533
Covenants not to compete	3–15	228,000	(153,371)	74,629	82,111
Payor contracts	15	190,000	(20,055)	169,945	173,112

Total		$2,832,944	$(470,436)	$2,362,508	$2,400,756

Amortization expense for the three months ended March 31, 2011 and 2010 was approximately $38,000 and $251,000, respectively. Amortization expense for the next five years related to these intangible assets is expected to be as follows:

Twelve months ended March 31,
2012	$157,000
2013	142,000
2014	132,000
2015	132,000
2016	125,000

Note 6 —	Borrowings

The Company’s long-term debt as of March 31, 2011 and December 31, 2010 are as follows:

		Maturity	March 31,	December 31,
	Rate(1)	Date	2011	2010

Senior bank debt	6%	May 2014	$8,000,000	$8,000,000
Bank line of credit	6%	Aug. 2015	14,396,935	14,396,935
Notes payable on equipment	6–14%	April 2012 – Dec. 2013	381,412	417,249
Sleep center notes payable	3.75–8.75%	July 2011 – Jan. 2015	179,319	225,124
Seller financing	7.65%	Sept. 2012	78,414	90,662
Notes payable on vehicles	7.5%	Nov. 2012 – Dec. 2013	57,447	63,586

Total borrowings			23,093,528	23,193,556
Less: Current portion of long-term debt			(22,732,720)	(22,756,706)

Long-term debt			$360,808	$436,850

(1)	Effective rate as of March 31, 2011

The Company’s short-term debt as of March 31, 2011 and December 31, 2010 are as follows:

		Maturity	March 31,	December 31,
	Rate(1)	Date	2011	2010

Note payable	6%	Aug. 2011	$725,000	$—
Insurance premium financing	2.97%	Nov. 2011	9,683	12,075

Short-term debt			$734,683	$12,075

(1)	Effective rate as of March 31, 2011

At March 31, 2011, future maturities of long-term debt were as follows:

Twelve months ended March 31,
2012	$22,733,000
2013	213,000
2014	129,000
2015	19,000
2016	—
Thereafter	—

In May 2008 and as amended in May 2009 and July 2010, the Company entered into a loan agreement with Arvest Bank consisting of a $30 million term loan (the “Term Loan”) and a $15 million line of credit to be used for future acquisitions (the “Acquisition Line”); collectively referred to as the “Credit Facility”. The Term Loan was used by the Company to consolidate certain prior loans to the Company’s subsidiaries SDC Holdings LLC (“SDC Holdings”) and ApothecaryRx LLC. The Term Loan and the Acquisition Line bear interest at the greater of the prime rate as reported in the Wall Street Journal or the floor rate of 6%. The rate on the Term Loan is adjusted annually on May 21. The rate on the Acquisition Line is adjusted on the anniversary date of each advance or tranche. The Term Loan matures on May 21, 2014 and requires quarterly payments of interest only. Commencing on September 1, 2011, the Company is obligated to make quarterly payments of principal and interest calculated on a seven-year amortization based on the unpaid principal balance on the Term Loan as of June 1, 2011. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of the advance or tranche. Each advance or tranche is repaid in quarterly payments of interest only for three years and thereafter, quarterly principal and interest payments based on a seven-year amortization until the balloon payment on the maturity date of the advance or tranche. The Credit Facility is collateralized by substantially all of the Company’s assets and is personally guaranteed by various individual shareholders of the Company. The Company has also agreed to maintain certain financial covenants including a Debt Service Coverage Ratio of not less than 1.25 to 1 and Minimum Net Worth, as defined.

As of March 31, 2011, the Company’s Debt Service Coverage Ratio is less than 1.25 to 1 and the Company does not meet the Minimum Net Worth requirement. Arvest Bank has waived the Debt Service Coverage Ratio and Minimum Net Worth requirements through June 30, 2011 assuming the Company makes a $3 million principal payment by June 30, 2011. The Company made the $3 million principal payment to Arvest Bank on May 12, 2011 from the cash proceeds of the private placement offering and the sale of Nocturna East, Inc. which totaled approximately $4.5 million (see Note 10 — Subsequent Events). If by June 30, 2011, the Company prepays Arvest Bank approximately $1.1 million, which represents all principal and interest payments due to Arvest Bank between July 1, 2011 and December 31, 2011, Arvest Bank will waive the Debt Service Coverage Ratio and Minimum Net Worth requirements through December 31, 2011. There is no assurance that Arvest Bank will waive the Debt Service Coverage Ratio and Minimum Net Worth requirements beyond June 30, 2011 or December 31, 2011. Due to the non-compliance of these waivers and the associated contingent nature of achieving compliance before June 30, 2011, the associated debt has been classified as current on the accompanying consolidated condensed balance sheets.

On March 16, 2011, the Company executed a promissory note with Valiant Investments, LLC in the amount of $1,000,000 (the “Valiant Note”). The note bears interest at 6%. All accrued interest and principal are due at the maturity of the Note on August 1, 2011. The proceeds from the note will be drawn through a series of advances and will be used for working capital. As of March 31, 2011, there is $725,000 outstanding on the note which is included in short-term debt in the accompanying condensed consolidated balance sheets. Valiant Investments, LLC is controlled by Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank. Subsequent to March 31, 2011, the Valiant Note was fully-funded and in May 2011, the Valiant Note was converted to common stock in conjunction with a private placement stock offering (see Note 10 — Subsequent Events).

On March 11, 2011, the Company received the consent of Arvest Bank to obtain the Valiant Note and requirements for payments of interest and principal on the Valiant Note and Arvest Bank will waive the debt service coverage ratio and minimum net worth covenants through December 31, 2011 on the following conditions:

•	On or before June 30, 2011, the Company will pay to Arvest Bank the greater of $3 million or one-third of the proceeds of any public equity offering (the Company made a $3 million payment to Arvest on May 12, 2011);

•	On or before June 30, 2011, the Company will pay Arvest Bank a fee equal to 0.25% of the outstanding loan balance as of June 30, 2011;

•	If the Company is not in compliance with the debt service coverage ratio and minimum net worth covenants on December 31, 2011, the Company will pay Arvest Bank a fee equal to 0.50% of the then outstanding balance of the loan (which does not cure any default in such covenants);

•	On June 30, 2011, the Company will prepay all interest and principal payments due to Arvest Bank between July 1, 2011 and December 31, 2011;

•	On June 30, 2011, if the Company has received at least $15 million in proceeds from a public equity offering then the Company will escrow with Arvest all principal and interest payments due to Arvest between January 1, 2012 and June 30, 2012;

•	The Company may not repay any amounts on the Valiant Note before August 1, 2011 except that the Company may repay such loan in full if the Company has received more than $10 million in proceeds from a public equity offering and if the Company has received less than $10 million from a public equity offering then the Company will be permitted to make interest payments only on such loan; and

•	The $1 million Valiant Note is subordinated to Arvest Bank’s credit facility in all respects.

Note 7 —	Commitments and Contingencies

Legal Issues: The Company is exposed to asserted and unasserted legal claims encountered in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the operating results or the financial position of the Company. During the three months ended March 31, 2011 and 2010, the Company did not incur any costs in settlement expenses related to its ongoing asserted and unasserted legal claims.

Note 8 —	Fair Value Measurements

Recurring Fair Value Measurements: The carrying value of the Company’s financial assets and financial liabilities is their cost, which may differ from fair value. The carrying value of cash held as demand deposits, money market and certificates of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximated their fair value. The fair value of the Company’s long-term debt, including the current portion approximated its carrying value. Fair value for long-term debt was estimated based on market prices of similar debt instruments and values of comparable borrowings.

Note 9 —	Related Party Transactions

On March 16, 2011, the Company executed a promissory note with Valiant Investments, LLC in the amount of $1,000,000. The note bears interest at 6%. All accrued interest and principal are due at the maturity of the Note on August 1, 2011. The proceeds from the note will be drawn through a series of advances and will be used for working capital. As of March 31, 2011, there is $725,000 outstanding on the note which is included in short-term debt in the accompanying condensed consolidated balance sheets. Valiant Investments, LLC is controlled by Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank. Subsequent to March 31, 2011, the Valiant Note was fully-funded and in May 2011, the Valiant Note was converted to common stock in conjunction with a private placement stock offering (see Note 10 — Subsequent Events).

As of March 31, 2011, the Company had approximately $354,000 on deposit at Valliance Bank. Valliance Bank is controlled by Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates. In addition, the Company is obligated to Valliance Bank under certain sleep center capital notes totaling approximately $104,000 and $110,000 at March 31, 2011 and December 31, 2010, respectively. The interest rates on the notes are fixed and range from 4.25% to 8.75%. Non-controlling interests in Valliance Bank are held by Mr. Stanton Nelson, the Company’s chief executive officer and Mr. Joseph Harroz, Jr., a director of the Company. Mr. Nelson and Mr. Harroz also serve as directors of Valliance Bank.

The Company’s corporate headquarters and offices and the executive offices of SDC Holdings are occupied under a 60-month lease with Oklahoma Tower Realty Investors, LLC, requiring monthly rental payments of approximately $10,000. Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates, controls Oklahoma Tower Realty Investors, LLC (“Oklahoma Tower”). During the three months ended March 31, 2011 and 2010, the Company incurred approximately $30,000 in lease expense under the terms of the lease. Mr. Stanton Nelson, the Company’s chief executive officer, owns a non-controlling interest in Oklahoma Tower Realty Investors, LLC.

Note 10 —	Subsequent Events

Management evaluated all activity of the Company and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except the following:

On May 4, 2011, the Company executed subscription agreements with existing accredited investors or their affiliates to sell 1,293,103 shares of the Company’s common stock in a private placement. The proceeds of the private placement were approximately $3 million ($2.32 per share). The proceeds included $2 million in cash and $1 million from the conversion of the Valiant Note. In conjunction with the private placement, each investor received a warrant to purchase one share of common stock for each common share purchased pursuant to the subscription agreement. The warrants are exercisable for the purchase of one share of common stock for $1.80 beginning November 4, 2011 and on or before May 4, 2014.

On May 10, 2011, the Company executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of the Company’s subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. The Company’s decision to sell the assets of East was primarily based on management’s determination that the operations of East no longer fit into the Company’s strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit the Company’s ability to sell CPAP devices and other supplies at the East locations. Management’s decision to sell the East assets was also influenced by the Company’s current cash needs.

The operating results of East for the three months ended March 31, 2011 and 2010 are summarized below:

	2011	2010

Revenues	$485,892	$585,609

Income (loss), before taxes	$63,706	$182,979

The balance sheet items for East as of March 31, 2011 and December 31, 2010 are summarized below:

	March 31,	December 31,
	2011	2010

Cash and cash equivalents	$81,392	$239,141
Accounts receivable, net of allowances	527,198	294,423
Other current assets	21,159	30,171

Total current assets	629,749	563,735

Fixed assets, net	271,665	227,667
Intangible assets, net	1,085,685	1,087,000
Goodwill	163,730	163,730

Total noncurrent assets	1,521,080	1,478,397

Total assets	$2,150,829	$2,042,133

Payables and accrued liabilities	$179,305	$125,325

After the consummation of the Agreement, the historical financial information for East will be classified as discontinued operations in the Company’s consolidated financial statements.

On May 18, 2011, the Company’s board of directors approved a reverse split of the Company’s common stock at a ratio of 1 for 4 shares. The effective date of the reverse split was set as of the market close on June 3, 2011. The effect of the reverse split reduced the Company’s outstanding common stock shares from 34,126,022 to 8,531,506 shares as of the date of the reverse split. The accompanying condensed consolidated financial statements and all per share information has been adjusted to reflect the reverse split.

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Board of Directors,

and Shareholders of Graymark Healthcare, Inc.

Oklahoma City, Oklahoma

We have audited the accompanying consolidated balance sheets of Graymark Healthcare, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. Graymark Healthcare, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Graymark Healthcare, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant losses from operations, anticipates additional losses in the next year and has insufficient working capital as of December 31, 2010 to fund the anticipated losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
March 28, 2011
except for Note 17
as to which date is May 25, 2011

GRAYMARK HEALTHCARE, INC.

Consolidated Balance Sheets
As of December 31, 2010 and 2009

	2010	2009

ASSETS
Cash and cash equivalents	$878,796	$1,093,645
Cash and cash equivalents from discontinued operations	692,261	796,961
Accounts receivable, net of allowances for contractual adjustments and doubtful accounts of $2,791,906 and $9,772,580, respectively	2,892,271	4,276,628
Inventories	553,342	351,585
Current assets from discontinued operations	2,093,571	15,515,067
Other current assets	468,486	120,388

Total current assets	7,578,727	22,154,274

Property and equipment, net	3,870,514	5,318,680
Intangible assets, net	2,400,756	5,871,578
Goodwill	13,007,953	20,516,894
Other assets from discontinued operations	1,101,013	21,087,323
Other assets	733,589	1,137,197

Total assets	$28,692,552	$76,085,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$942,020	$561,031
Accrued liabilities	2,357,195	1,752,598
Short-term debt	—	195,816
Current portion of long-term debt	22,768,781	480,201
Current liabilities from discontinued operations	2,015,277	7,890,407

Total current liabilities	28,083,273	10,880,053

Long-term debt, net of current portion	436,850	22,215,875
Liabilities from discontinued operations	—	23,694,319

Total liabilities	28,520,123	56,790,247
Equity:
Graymark Healthcare shareholders’ equity:
Preferred stock $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock $0.0001 par value, 500,000,000 shares authorized; 7,238,403 and 7,247,287 issued and outstanding, respectively	724	725
Paid-in capital	29,521,558	29,088,924
Accumulated deficit	(29,218,977)	(9,869,471)

Total Graymark Healthcare shareholders’ equity	303,305	19,220,178
Noncontrolling interest	(130,876)	75,521

Total equity	172,429	19,295,699

Total liabilities and shareholders’ equity	$28,692,552	$76,085,946

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009

Net Revenues:
Services	$17,206,634	$13,529,092
Product sales	5,557,455	4,042,447

	22,764,089	17,571,539

Cost of Services and Sales:
Cost of services	5,515,380	3,806,582
Cost of sales	1,628,686	1,716,350

	7,144,066	5,522,932

Gross Margin	15,620,023	12,048,607

Operating Expenses:
Selling, general and administrative	17,277,322	13,593,655
Bad debt expense	1,763,736	3,768,699
Impairment of goodwill and intangible assets	10,751,997	—
Impairment of property and equipment	762,224	—
Depreciation and amortization	1,337,990	1,074,132

	31,893,269	18,436,486

Other (Expense):
Interest expense, net	(1,223,334)	(906,870)
Other expense	(10,061)	(45,854)
Impairment of equity investment	(200,000)	—

Net other (expense)	(1,433,395)	(952,724)

Income (loss) from continuing operations, before taxes	(17,706,641)	(7,340,603)
Provision for income taxes	(166,795)	—

Income (loss) from continuing operations, net of taxes	(17,873,436)	(7,340,603)
Income (loss) from discontinued operations, net of taxes	(1,416,083)	1,998,901

Net income (loss)	(19,289,519)	(5,341,702)
Less: Net income (loss) attributable to noncontrolling interests	(153,513)	(153,806)

Net income (loss) attributable to Graymark Healthcare	$(19,136,006)	$(5,187,896)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(2.45)	$(1.01)
Income from discontinued operations	(0.20)	0.28

Net income (loss) per share	$(2.65)	$(0.73)

Weighted average number of common shares outstanding	7,245,840	7,103,627

Weighted average number of diluted shares outstanding	7,245,840	7,103,627

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2010 and 2009

			Additional
	Common Stock		Paid-in	Accumulated	Noncontrolling
	Shares	Amount	Capital	Deficit	Interest

Balances, January 1, 2009	6,929,779	$693	$26,939,815	$(4,681,575)	$284,628
Issuance of common stock in connection with acquisition	188,199	19	1,543,981	—	—
Stock-based compensation	120,533	12	500,751	—	—
Stock-based professional services	—	—	104,378	—	—
Cashless exercise of warrants	8,776	1	(1)	—	—
Contributions from noncontrolling interests	—	—	—	—	41,250
Distributions to noncontrolling interests	—	—	—	—	(96,551)
Net loss	—	—	—	(5,187,896)	—
Net loss attributable to noncontrolling interests	—	—	—	—	(153,806)

Balances, December 31, 2009	7,247,287	725	29,088,924	(9,869,471)	75,521
Stock-based compensation	(8,884)	(1)	432,634	—	—
Distributions to noncontrolling interests	—	—	—	—	(52,884)
Change in accounting method	—	—	—	(213,500)	—
Net loss	—	—	—	(19,136,006)	—
Net loss attributable to noncontrolling interests	—	—	—	—	(153,513)

Balances, December 31, 2010	7,238,403	$724	$29,521,558	$(29,218,977)	$(130,876)

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009

Operating activities:
Net income (loss)	$(19,136,006)	$(5,187,896)
Less: Net income (loss) from discontinued operations	(1,416,083)	1,998,901

Net income (loss) from continuing operations	(17,719,923)	(7,186,797)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,337,990	1,074,132
Disposal of retired fixed assets	—	77,916
Net income (loss) attributable to noncontrolling interests	(153,513)	(153,806)
Stock-based compensation and professional services	432,633	605,141
Bad debt expense	1,763,736	3,768,699
Change in accounting method	(213,500)	—
Impairment charges	11,714,221	—
Changes in assets and liabilities (net of acquisitions) —
Accounts receivable	(379,379)	(622,010)
Inventories	(201,757)	(78,463)
Other assets	55,510	(663,771)
Accounts payable	380,989	(221,768)
Accrued liabilities	604,597	2,304

Net cash (used in) operating activities from continuing operations	(2,378,396)	(3,398,423)
Net cash provided by (used in) operating activities from discontinued operations	(1,539,932)	723,493

Net cash provided by (used in) operating activities	(3,918,328)	(2,674,930)

Investing activities:
Cash received from acquisitions	—	259,163
Purchase of businesses	—	(9,056,000)
Purchase of property and equipment	(548,529)	(1,117,618)
Disposal of property and equipment	124,249	—

Net cash (used in) investing activities from continuing operations	(424,280)	(9,914,455)
Proceeds from sale of assets from discontinued operations	29,289,874	—
Net other cash (used in) investing activities from discontinued operations	(50,054)	(263,336)

Net cash provided by (used in) investing activities	28,815,540	(10,177,791)

Financing activities:
Debt proceeds	28,894	5,407,901
Debt payments	(5,200,411)	(2,393,961)
Contributions from noncontrolling interests	—	41,250
Distributions to noncontrolling interests	(52,884)	(96,551)

Net cash provided by (used in) financing activities from continuing operations	(5,224,401)	2,958,639
Net cash (used in) financing activities from discontinued operations	(19,992,360)	(3,595,622)

Net cash (used in) financing activities	(25,216,761)	(636,983)

Net change in cash and cash equivalents	(319,549)	(13,489,704)
Cash and cash equivalents at beginning of year	1,890,606	15,380,310

Cash and cash equivalents at end of year	1,571,057	1,890,606
Cash and cash equivalents of discontinued operations at end of year	692,261	796,961

Cash and cash equivalents of continuing operations at end of year	$878,796	$1,093,645

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK HEALTHCARE, INC.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Note 1 —	Nature of Business

Graymark Healthcare, Inc. (the “Company”) is organized under the laws of the state of Oklahoma and is one of the largest providers of care management solutions to the sleep disorder market based on number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. The Company provides a comprehensive diagnosis and care management solution for patients suffering from sleep disorders.

The Company provides diagnostic sleep testing services and care management solutions for people with chronic sleep disorders. In addition, the Company sells equipment and related supplies and components used to treat sleep disorders. The Company’s products and services are used primarily by patients with obstructive sleep apnea, or OSA. The Company’s sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s (“AASM”) preferred method of treatment for obstructive sleep apnea. The Company’s sleep diagnostic facilities also determine the correct pressure settings for patient treatment with positive airway pressure. The Company sells CPAP devices and disposable supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined. There are noncontrolling interests held in some of the Company’s testing facilities, typically by physicians located in the geographical area being served by the diagnostic sleep testing facility.

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx, LLC (“ApothecaryRx”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated financial statements. See Note 6 — Discontinued Operations.

Note 2 —	Basis of Presentation

As of December 31, 2010, the Company had an accumulated deficit of approximately $29.2 million and reported a net loss of approximately $19.1 for the year then ending. The Company used approximately $2.4 million in cash from operating activities of continuing operations during the year ending December 31, 2010. Furthermore, the Company has a working capital deficit of approximately $20.5 million as of December 31, 2010. As noted in Note 10 — Borrowings, the Company is required to make a $3 million principal payment to Arvest Bank by June 30, 2011 and is not in compliance with certain covenants required by its lending agreement with Arvest Bank.

Management expects to raise approximately $13.3 million in a public stock offering by the end of April 2011. From the proceeds of the offering, the Company will be required to pay the greater of one-third of the proceeds of the equity offering or $3 million to Arvest Bank. Management believes that the Company will begin to generate positive cash flow on a prospective basis by September 30, 2011. In the event that the Company is unable to obtain debt or equity financing or the Company is unable to obtain such financing on terms and conditions acceptable to it, the Company may have to cease or severely curtail its operations. This uncertainty raises substantial doubt regarding the Company’s ability to continue as a going concern. Historically, management has been able to raise the capital necessary to fund the operation and growth of the Company. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 —	Summary of Significant Accounting Policies

Consolidation — The accompanying consolidated financial statements include the accounts of Graymark Healthcare, Inc. and its wholly owned, majority owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition —

Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. For the business acquired from somniCare, Inc. and somniTech, Inc. (collectively referred to as “Somni”) in 2009, the Company estimates the net realizable amount based primarily on the contracted rates stated in the contracts the Company has with various payors. The Company has used this method to determine the net revenue for the Somni business since the date of the acquisition and does not anticipate any future changes to this process. In the Company’s historic business, the business has been predominantly out-of-network and as a result, the Company has not had contract rates to use for determining net revenue for a majority of its payors. For this portion of the business, the Company performs a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. The Company conducts this analysis for each of its operating locations separately to ensure differences in payment rates from various markets are identified in the analysis. In the analysis, the Company calculates the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor at each location. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future out-of-network reimbursement for each payor at each facility. Historically, the Company has consistently used this process to estimate net revenue at the time of service other than a change in fiscal 2009 to using 12 months of payment history. Prior to that time, the Company used nine months of payment history for its quarterly analysis. Although the impact on the calculation was negligible, the Company determined a 12-month review eliminates potential seasonal fluctuations and provides a broader sample of payments for the calculation. During the fourth quarter of 2010, the Company migrated much of its historic sleep diagnostic business to an in-network position. As a result, commencing with the fourth quarter of 2010, the revenue from the Company’s historic sleep diagnostic business was determined using the process utilized in the Somni business. For its therapy business, the Company expects to transition to this same process in the first or second quarter of 2011. This change in process and assumptions for the Company’s historic business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occurs over a period of time, typically 10 to 13 months. The Company recognizes revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

The Company has established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to the Company’s collection procedures. Revenues in the accompanying consolidated financial statements are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on the Company’s operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for the Company’s products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, the Company is not certain of the full amount of patient responsibility at the time of service. Starting in 2010, the Company implemented a process to estimate amounts due from patients prior to service and increase collection of those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

During the years ended December 31, 2010 and 2009, the Company’s revenue payer mix:

	2010	2009

Managed care organizations	78%	78%
Medicaid / Medicare	16%	18%
Private-pay	6%	4%

Cost of Services and Sales — Cost of services includes technician labor required to perform sleep diagnostics, fees associated with interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the sale is paid for over a specified period, the product cost associated with that sale is recognized over that same period. If the product is paid for in one period, the cost of sale is recorded in the period the product was sold.

Cash and cash equivalents — The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable — The majority of the Company’s accounts receivable is due from private insurance carriers, Medicare/Medicaid and other third-party payors, as well as from patients relating to deductible and coinsurance and deductible provisions of their health insurance policies.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of the Company’s business has historically been out-of-network with several payors, which means the Company does not have defined contracted reimbursement rates with these payors. For this reason, the Company’s systems reported revenue at a higher gross billed amount, which the Company adjusted to an expected net amount based on historic payments. This process continues in the Company’s historic sleep therapy business, but was changed in the fourth quarter of 2010 for the Company’s historic sleep diagnostic business. As a result, the reserve for contractual allowance has been reduced as our systems now report a larger portion of our business at estimated net contract rates. As the Company continues to move more of its business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense to reflect this longer payment cycle. The Company has established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

The Company offers payment plans to patients for amounts due from them for the sales and services the Company provides. For patients with a balance of $500 or less, the Company allows a maximum of six months for the patient to pay the amount due. For patients with a balance over $500, the Company allows a maximum of 12 months to pay the full amount due. The minimum monthly payment amount for both plans is $50 per month.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, the Company utilizes a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 90 days from the initial statement. If the patient is on a payment program, these efforts begin 30 days after the patient fails to make a planned payment. For diagnostic patients, the Company submits patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 270 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is the Company’s policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by a collection agency, the amounts previously written-off are reversed as a recovery of bad debt. For amounts due from third party payors, it is the Company’s policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

For the years ended December 31, 2010 and 2009, the amounts the Company collected in excess of recorded contractual allowances were $271,195 and $54,600, respectively.

As of December 31, 2010 and 2009, accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts as follows:

	2010	2009

Allowance for contractual adjustments	$1,511,330	$5,985,269
Allowance for doubtful accounts	1,280,576	3,787,311

Total	$2,791,906	$9,772,580

The activity in the allowances for contractual adjustments and doubtful accounts for the years ending December 31, 2010 and 2009 follows:

	Contractual	Doubtful
	Adjustments	Accounts	Total

Balance at December 31, 2008	$11,627,387	$1,350,238	$12,977,625
Provisions	35,248,283	1,120,492	37,186,644
Write-offs, net of recoveries	(40,890,401)	(1,331,626)	(43,039,896)
Change in accounting estimate (see Note 4)	—	2,648,207	2,648,207

Balance at December 31, 2009	5,985,269	3,787,311	9,772,580
Provisions	18,502,775	1,763,736	20,266,511
Write-offs, net of recoveries	(22,976,714)	(3,757,580)	(26,734,294)
Change in accounting method (see Note 4)	—	(512,891)	(512,891)

Balance at December 31, 2010	$1,511,330	$1,280,576	$2,791,906

The aging of the Company’s accounts receivable, net of allowances for contractual adjustments and doubtful accounts as of December 31, 2010 and 2009 follows:

	2010	2009

1 to 60 days	$1,890,902	$2,262,937
61 to 90 days	282,807	549,234
91 to 120 days	170,435	609,539
121 to 180 days	67,394	244,890
181 to 360 days	186,310	433,178
Greater than 360 days	294,423	176,850

Total	$2,892,271	$4,276,628

In addition to the aging of accounts receivable shown above, management relies on other factors to determine the collectability of accounts including the status of claims submitted to third party payors, reason codes for declined claims and an assessment of the Company’s ability to address the issue and resubmit the claim and whether a patient is on a payment plan and making payments consistent with that plan.

Included in accounts receivable are earned but unbilled receivables of approximately $129,000 and $797,000 as of December 31, 2010 and 2009, respectively. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, the Company performs certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

Approximately 19% of the Company’s accounts receivable are from Medicare and Medicaid programs and another 56% are due from major insurance companies. The Company has not experienced losses due to the inability of these major insurance companies to meet their financial obligations and does not foresee that this will change in the near future.

Restricted cash — As of December 31, 2010 and 2009, the Company had long-term restricted cash of $236,000 included in other assets in the accompanying consolidated balance sheets. This amount is pledged as collateral to the Company’s senior bank debt and bank line of credit.

Inventories — Inventories are stated at the lower of cost or market and include the cost of products acquired for sale. The Company accounts for inventories using the first in — first out method of accounting for substantially all of its inventories.

Property and equipment — Property and equipment is stated at cost and depreciated using the straight line method to depreciate the cost of various classes of assets over their estimated useful lives. At the time assets are sold or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and depreciation accounts; profits and losses on such dispositions are reflected in current operations. Fully depreciated assets are written off against accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

The estimated useful lives of the Company’s property and equipment are as follows:

Asset Class	Useful Life

Equipment	5 to 7 years
Software	3 to 7 years
Furniture and fixtures	7 years
Leasehold improvements	25 years or remaining lease period, whichever is shorter
Vehicles	3 to 5 years

Goodwill and Intangible Assets — Goodwill and other indefinitely — lived intangible assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to five years. The Company evaluates the recoverability of identifiable intangible asset whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Deferred Offering Costs — The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Equity Investment in Non-Controlled Entity — The Company accounts for its investments in a non-controlled entity using the cost method which requires the investment to be recorded at cost plus any related guaranteed debt or other contingencies. Any earnings are recorded in the period received. See Note 9 — Other Assets for additional information.

Noncontrolling Interests — Noncontrolling interests in the results of operations of consolidated subsidiaries represents the noncontrolling shareholders’ share of the income or loss of the various consolidated subsidiaries. The noncontrolling interests in the consolidated balance sheet reflect the original investment by these noncontrolling shareholders in these consolidated subsidiaries, along with their proportional share of the earnings or losses of these subsidiaries less distributions made to these noncontrolling interest holders.

Advertising Costs — Advertising and sales promotion costs are expensed as incurred. Advertising expense for 2010 and 2009, included in continuing operations, was $356,789 and $109,218, respectively. Advertising expense for 2010 and 2009, included in discontinued operations, was $244,052 and $255,903, respectively.

Acquisition Costs — Acquisition costs are charged directly to expense when incurred.

Legal Issues — For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis or sooner if significant changes in matters have occurred to determine if a change in the likelihood of an unfavorable outcome or the estimate of a loss is necessary.

Income Taxes — The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event the Company determines that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination.

The Company uses a two-step process to evaluate a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. The Company reports tax-related interest and penalties as a component of income tax expense.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 31, 2010, is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 31, 2010, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current tax law and policy that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

Earnings (loss) per share — Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted during the period. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

The dilutive potential common shares on options and warrants are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options and warrants are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potential dilutive effect of the securities.

The following securities were not included in the computation of diluted earnings (loss) per share from continuing operations or discontinued operations as their effect would be anti-dilutive:

	2010	2009

Stock options and warrants	145,417	206,716

Concentration of credit risk — The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk. There were no cash deposits in excess of FDIC limits as of December 31, 2010. The amount of cash deposits as of December 31, 2009 in excess of FDIC limits was approximately $423,000.

Stock options — The Company accounts for its stock option grants using the modified prospective method. Under the modified prospective method, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Reclassifications — Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

Effective January 1, 2010, the Company adopted changes issued by the FASB on January 6, 2010, for a scope clarification to the FASB’s previously-issued guidance on accounting for noncontrolling interests in consolidated financial statements. These changes clarify the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a consolidated subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. The adoption of these changes had no impact on the Company’s consolidated financial statements.

Effective January 1, 2010, the Company adopted changes issued by the FASB on January 21, 2010, to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of these changes had no impact on the Company’s consolidated financial statements.

Effective January 1, 2010, the Company adopted changes issued by the FASB on February 24, 2010, to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued, otherwise known as “subsequent events.” Specifically, these changes clarified that an entity that is required to file or furnish its financial statements with the SEC is not required to disclose the date through which subsequent events have been evaluated. Other than the elimination of disclosing the date through which management has performed its evaluation for subsequent events, the adoption of these changes had no impact on the Company’s consolidated financial statements.

Issued Guidance

In July 2010, the FASB issued changes to the required disclosures about the nature of the credit risk in an entity’s financing receivables, how that risk is incorporated into the allowance for credit losses, and the reasons for any changes in the allowance. Disclosure is required to be disaggregated at the level at which an entity calculates its allowance for credit losses. This change is effective for the Company beginning June 30, 2011. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial position, results of operations, cash flows and disclosures.

In December 2010, the FASB issued changes as to when a company should perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this change modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this change are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. This change is effective for the Company beginning January 1, 2011 and is not expected to have a material impact on the Company’s financial position, results of operations, cash flows and disclosures.

In December 2010, the FASB issued changes to the disclosure requirements for business combinations. The changes require a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 effective for the Company beginning January 1, 2011. The adoption of this accounting standard is not expected to have a material impact on the Company’s financial position, results of operations, cash flows and disclosures.

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective for the Company on January 1, 2011. Management has determined that the adoption of these changes will not have an impact on the Company’s consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

In January 2010, the FASB issued changes to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes become effective for the Company beginning January 1, 2011. Other than the additional disclosure requirements, management has determined these changes will not have an impact on the Company’s consolidated financial statements.

Note 4 —	Change in Accounting Method and Accounting Estimate

On January 1, 2010, the Company elected to change its method of revenue recognition for sleep therapy equipment sales that are paid for over time (“rental equipment”) to recognize the revenue for rental equipment over the life of the rental period which typically ranges from 10 to 13 months. Prior to the acquisitions of somniTech, Inc., somniCare, Inc. and Avastra Eastern Sleep Centers, Inc. in the third quarter of 2009, the Company recognized the total amount of revenue for entire rental equipment period at the inception of the rental period with an offsetting entry for estimated returns. The entities that were acquired in 2009 recorded revenue for rental equipment consistent with method being adopted by the Company. Recording revenue for rental equipment over the life of the rental period will provide more accurate interim information as this method relies less on estimates than the previous method in which potential rental returns had to be estimated.

The Company has determined that it is impracticable to determine the cumulative effect of applying this change retrospectively because historical transactional level records are no longer available in a manner that would allow for the appropriate calculations for the historical periods presented. As a result, the Company will apply the change in revenue recognition for rental equipment on a prospective basis. As a result of the accounting change, the Company’s accumulated deficit increased $213,500, as of January 1, 2010, from $9,869,471, as originally reported, to $10,082,971. In addition, the accounts receivable and the related allowance for doubtful accounts associated with the outstanding rental equipment were removed and the cost of outstanding rental equipment was established as rental inventory as detailed below:

Accounts receivable	$796,768
Allowance for doubtful accounts	(512,891)
Less: Rental inventory established	70,377

Adjustment to accumulated deficit	$213,500

During the second quarter of 2009, the Company completed its quarterly analysis of the allowance for doubtful accounts based on historical collection trends for the Company’s sleep management business using newly available information related to the correlation of the ultimate collectability of an account and the aging of that account. The effect of this change in estimate for doubtful accounts was to increase the allowance for doubtful accounts that is netted against accounts receivable and increase bad debt expense by $2,648,207. This change in accounting estimate also increased net loss per basic and diluted share by $0.09 for the year ended December 31, 2009.

Note 5 —	Acquisitions

On August 24, 2009, the Company acquired somniTech, Inc. and somniCare, Inc. (“Somni”) for a purchase price of $5.9 million. On September 14, 2009, the Company acquired Avastra Eastern Sleep Centers, Inc. (“Eastern”) for a purchase price of $4.7 million.

The acquisition of Somni and Eastern was based on management’s belief that the acquisitions solidified the Company as a national leader in the diagnosis and management of sleep disorders. The acquisition decision was also based on expected operational benefits resulting from economies of scale and reduced overall overhead expenses.

The Somni and Eastern acquisitions were recorded by allocating the cost of the acquisitions to the assets acquired, including intangible assets and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the cost of the acquisitions over the net amounts assigned to the fair value of the assets acquired, net of liabilities assumed, was recorded as goodwill, none of which is tax deductible. As of December 31, 2009, management had completed a preliminary valuation of the fair values of the assets acquired and liabilities assumed in the Somni and Eastern acquisitions. In March 2010, management completed the fair value analysis and no adjustments were made to the amounts recorded at December 31, 2009. The final purchase allocations for the Somni and Eastern acquisitions were as follows:

	Somni	Eastern

Cash and cash equivalents	$225,774	$33,389
Accounts receivable	1,002,334	455,120
Inventories	78,358	6,307
Other current assets	36,299	—

Total current assets	1,342,765	494,816

Property and equipment	1,060,362	157,109
Intangible assets	1,455,000	3,991,000
Goodwill	3,747,379	163,730

Total assets acquired	7,605,506	4,806,655

Less: Liabilities assumed:
Accounts payable and accrued liabilities	548,197	39,497
Short-term debt	501,667	—
Long-term debt	655,642	67,158

Total liabilities assumed	1,705,506	106,655

Net assets acquired	$5,900,000	$4,700,000

During 2009, the Company recorded expenses of $497,000 related to costs incurred in the acquisition of Somni and Eastern. The acquisition costs were primarily related to legal and professional fees and other costs incurred in performing due diligence.

The amounts of Somni’s and Eastern’s revenues and earnings included in the Company’s consolidated statements of operations for the year ended December 31, 2009, and the revenue and earnings of the combined entity had the acquisition date been January 1, 2009, are as follows:

	Revenues	Earnings

Actual:
Somni from 8/24/2009 to 12/31/2009	$3,328,000	$100,000

Eastern from 9/14/2009 to 12/31/2009	$690,000	$260,000

Supplemental Pro Forma:
2009	$26,009,000	$(3,896,000)

Pro forma net income (loss) per common share (basic and diluted) from net income (loss) attributable to Graymark
Healthcare, Inc.:
2009		$(0.13)

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results. Net income (loss) per share was calculated assuming the common stock issued in the Eastern acquisition was retroactively issued on January 1, 2009.

Note 6 —	Discontinued Operations

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx (the “ApothecaryRx Sale”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated financial statements.

Under the Agreement, the consideration for the ApothecaryRx assets being purchased and liabilities being assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location; the independent valuator valued the Inventory Amount at approximately $3.8 million. The resulting total Purchase Price was $29.3 million. Of the Purchase Price, $2,000,000 was deposited in an escrow fund (the “Indemnity Escrow Fund”) pursuant to the terms of an indemnity escrow agreement. All proceeds from the sale of ApothecaryRx were deposited in a restricted account at Arvest Bank. Of the proceeds, $22,000,000 was used to reduce outstanding obligations under the Company’s credit facility with Arvest Bank.

Generally, in December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund will be released, subject to deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund, if any, will be released in May 2012 (the 18-month anniversary of the final closing date of the sale), subject to any pending claims for indemnification. Of the $2,000,000 Indemnity Escrow Fund, $1,000,000 is subject to partial or full recovery by the buyer if the average daily prescription sales at the buyer’s location in Sterling, Colorado over a six-month period after the buyer purchases the ApothecaryRx location in Sterling, Colorado does not increase by a certain percentage of the average daily prescription sales by the ApothecaryRx Sterling, Colorado location (the “Retention Rate Earnout”).

During 2010, the Company recorded a special charge of approximately $6.5 million ($0.22 per share) related to certain estimated costs resulting from the ApothecaryRx Sale. The components of the special charge are as follows:

Loss on liquidation of inventory	$2,041,051
Bad debt expense on remaining accounts receivable	3,003,190
Lease termination costs	859,580
Severance and payroll costs	493,303
Equipment removal and lease termination costs	119,489

Total charge	$6,516,613

The charges noted above were incurred as a result of the following:

•	The Company did not sell certain of the front-end merchandise and private-label and other over the counter drugs as part of the ApothecaryRx Sale. The loss on liquidation of inventory represents the loss on items that have been liquidated and the write-down of remaining inventory to expected liquidated values.

•	The Company has recorded a reserve for substantially all outstanding accounts receivable that have not been collected as of January 31, 2011. Historically, the Company has collected accounts receivable within 30 days. After the ApothecaryRx sale, the Company has seen a significant delay from third-party payers. For example, as of March 15, 2011, the State of Illinois owes the Company approximately $0.7 million. The payment on this receivable has been delayed due to underfunding of the State’s Medicaid program. The Company will continue collection efforts on the balances owed and any future receipts will be recorded as a bad debt recovery in the period collected.

•	The Company incurred certain severance and payroll costs, lease termination costs and equipment removal costs related to the pharmacy locations which were not assumed by the buyer.

Additional charges may be recorded in future periods dependent upon the final resolution of the items listed above.

The operating results of ApothecaryRx and the Company’s other discontinued operations are summarized below:

	2010	2009

Revenues	$79,038,856	$89,669,301

Income (loss) before taxes — ApothecaryRx	$(324,092)	$1,992,005
Income (loss) before taxes — other	(220,258)	6,896
Income tax (provision)	—	—

Income (loss) from operations of discontinued operations, net of tax	(544,350)	1,998,901
Special (charges) incurred on sale	(6,516,613)	—
Gain recorded on sale	5,644,880	—

Income (loss) from discontinued operations	$(1,416,083)	$1,998,901

As noted above, the Company’s other discontinued operations generated net income (loss) of ($220,258) and $6,896 during the years ended December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, other discontinued operations included a loss from the Company’s discontinued internet sales channel of ($225,948) which was offset by income from the Company’s discontinued film operations of $5,690. During the year ended December 31, 2009, the Company’s discontinued film operations generated income of $6,896.

The balance sheet items for ApothecaryRx and the Company’s other discontinued operations as of December 31, 2010 and 2009 are summarized below:

	2010	2009

Cash and cash equivalents	$692,261	$796,961
Accounts receivable, net of allowances	675,501	7,421,407
Inventories	68,267	7,882,717
Indemnity Escrow Fund	1,000,000	—
Other current assets	349,803	210,943

Total current assets	2,785,832	16,312,028

Fixed assets, net	101,013	992,481
Indemnity Escrow Fund	1,000,000	—
Intangible assets, net	—	7,005,704
Goodwill	—	13,089,138

Total noncurrent assets	1,101,013	21,087,323

Total assets	$3,886,845	$37,399,351

Payables and accrued liabilities	$2,015,277	$6,107,109
Current portion of long-term debt	—	1,783,298

Total current liabilities	2,015,277	7,890,407

Long-term debt	—	23,694,319

Total liabilities	$2,015,277	$31,584,726

As of December 31, 2010, the balance sheet items from discontinued operations noted above include inventory, other current assets, and accounts payable of $68,267, $2,348 and $13,992, respectively, attributable to the Company’s discontinued internet sales channel. There were no balance sheet items attributable to the Company’s other discontinued operations as of December 31, 2009.

Note 7 —	Property and Equipment

Following are the components of property and equipment included in the accompanying consolidated balance sheets as of December 31, 2010 and 2009:

	2010	2009

Equipment	$3,283,694	$4,849,083
Furniture and fixtures	610,929	1,066,362
Software	577,138	530,433
Vehicles	144,410	288,646
Leasehold improvements	1,498,701	1,701,927

	6,114,872	8,436,451

Accumulated depreciation	(2,143,345)	(2,125,290)
Less: Discontinued operations	101,013	992,481

	$3,870,514	$5,318,680

Depreciation expense for the years ended December 31, 2010 and 2009 was $1,110,224 and $952,432, respectively. Depreciation expense for the years ended December 31, 2010 and 2009, included in discontinued operations, was $237,216 and $271,093, respectively.

During 2010, the Company identified impairment indicators relating to property and equipment at certain sleep diagnostic facilities and certain administrative facilities. The impairment indicators related primarily to sleep diagnostic systems that were no longer compatible with current systems and assets associated with sleep diagnostic and office facilities that were closed or consolidated into other locations. Accordingly, the Company performed a recoverability test and an impairment test on these locations and determined, based on the results of an undiscounted cash flow analysis (level 3 in the fair value hierarchy), that the fair value of the identified assets was less than their carrying value. As a result, an impairment charge of $762,224 for the year ended December 31, 2010 was recorded as a component of operating expenses in the accompanying consolidated financial statements. There was no impairment charge recorded in 2009.

Note 8 —	Goodwill and Other Intangibles

Changes in the carrying amount of goodwill during the years ended December 31, 2010 and 2009 were as follows:

		Accumulated	Net
	Gross	Impairment	Carrying
	Amount	Losses	Value

January 1, 2009	$16,605,785	$—	$16,605,785
Business acquisitions	3,911,109	—	3,911,109

December 31, 2009	20,516,894	—	20,516,894
Impairment charge	—	(7,508,941)	(7,508,941)

December 31, 2010	$20,516,894	$(7,508,941)	$13,007,953

As of December 31, 2010, the Company had approximately $13.0 million of goodwill resulting from business acquisitions. Goodwill and intangibles assets with indefinite lives must be tested for impairment at least once a year. Carrying values are compared with fair values, and when the carrying value exceeds the fair value, the carrying value of the impaired asset is reduced to its fair value. The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the impairment test to determine the amount of impairment loss on goodwill and all related intangible assets. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

Based on the Company’s (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each business unit and (iii) assumptions similar to those that market participants would make in valuing the Company’s business units, the Company determined that the carrying value of goodwill related to the Company’s sleep centers located in Oklahoma, Nevada and Texas exceeded their fair value. In addition, the Company determined the carrying value of the Company’s intangible assets associated with Eastern and certain other intangibles exceeded their fair value. Accordingly, the Company recorded a noncash impairment charge, in December 2010, of $7.5 million and $3.2 million, respectively, on goodwill and other intangible assets. The Company’s evaluation of goodwill and indefinite lived intangible assets completed during 2009 resulted in no impairment losses.

Changes in the carrying amount of intangible assets during the years ended December 31, 2010 and 2009 were as follows:

		Accumulated
	Gross	Impairment	Amortization
	Amount	Losses	Accumulated	Net

January 1, 2009	$630,000	$—	$(82,722)	$547,278
Business acquisitions	5,446,000	—	—	5,446,000
Amortization	—	—	(121,700)	(121,700)

December 31, 2009	6,076,000	—	(204,422)	5,871,578
Amortization	—	—	(227,766)	(227,766)
Impairment charge	—	(3,243,056)	—	(3,243,056)

December 31, 2010	$6,076,000	$(3,243,056)	$(432,188)	$2,400,756

Intangible assets as of December 31, 2010 and 2009 include the following:

	Useful	2010			2009
	Life	Carrying	Accumulated		Carrying	Accumulated
	(Years)	Value(1)	Amortization	Net	Value(1)	Amortization	Net

Customer relationships	Indefinite	$1,046,000	$—	$1,046,000	$3,870,000	$—	$3,870,000
Customer relationships	5 - 15	1,139,333	(231,333)	908,000	1,450,000	(111,031)	1,338,969
Covenants not to compete	3 - 15	228,000	(145,889)	82,111	295,000	(76,525)	218,475
Trademark	10	229,611	(38,078)	191,533	271,000	(12,644)	258,356
Payor contracts	15	190,000	(16,888)	173,112	190,000	(4,222)	185,778

Total		$2,832,944	$(432,188)	$2,400,756	$6,076,000	$(204,422)	$5,871,578

(1)	The carrying value is net of accumulated impairment charges.

As part of the acquisition of Eastern, the Company acquired a management services agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services. IMA’s responsibilities include conducting and overseeing the sleep studies, oversight and management of the sleep center clinical staff and facility lease costs through a sub-lease of the facilities from the Company. The MSA has a 10 year initial term with automatic renewal at the end of that and each subsequent term. The fee payable under the MSA is renegotiated at the end of each annual term. For the years ended December 31, 2010 and 2009, the management fees collected under the MSA were $2,242,718 and $689,717, respectively, and are included in services revenue. The MSA is essentially a contract from which the Company expects to earn cash flow for the foreseeable future. As a result, the Company considers the MSA to have an indefinite life. Effective with the annual rate renegotiation in October 2010, IMA renegotiated the monthly fee it pays under the MSA from $195,203 to $161,964. As a result, the Company determined that the carrying value of the MSA was impaired and accordingly an impairment charge of $2,824,000 was recorded. As of December 31, 2010 and 2009, the MSA had a recorded value of $1,046,000 and $3,870,000, respectively.

The MSA was valued (initially and during the 2010 impairment review) using the multi-period excess earnings method which utilized expected future cash flows over 10 years plus a terminal value for years beyond that date, adjusted for a contributory asset charge, interest, depreciation and amortization for each year and at the terminal value. These amounts were then discounted using a cost of capital rate to determine the net present value of the projected future earnings.

Amortization expense for the years ended December 31, 2010 and 2009 was $227,766 and $121,700, respectively. Amortization expense for the years ended December 31, 2010 and 2009, included in discontinued operations, was $710,857 and $842,985, respectively. Amortization expense for the next five years related to these intangible assets is expected to be as follows:

2011	$156,519
2012	148,297
2013	131,853
2014	131,853
2015	128,923

Note 9 —	Other Assets:

Deferred Offering Costs

As of December 31, 2010 and 2009, the Company has deferred offering costs of approximately $435,000 and $176,000, respectively. The costs have been incurred in conjunction with a public stock offering that the Company expects to complete in 2011. To the extent that the Company is unsuccessful in executing the stock offering, the deferred offering costs will be charged to operations.

Equity Investment in Non-Controlled Entity

In December 2008, the Company invested in a non-controlled entity (the “Fund”) whose purpose is to invest in Oklahoma based small or rural small business ventures. Such investment generates tax credits which will be allocated to investors and can be used to offset Oklahoma state income tax. The tax credits are available through a rural economic development fund established by the state of Oklahoma.

The Company invested $200,000 and signed a non-recourse debt agreement for approximately $1,537,000. The debt agreement is completely non-recourse to the Company for any amount in excess of the pledged capital investment of $200,000. As the debt agreement is non-recourse and has been guaranteed by other parties, it has not been reflected in the accompanying consolidated balance sheet.

The Company has provided with documentation from the Fund referencing tax credits which are available to the Company in the amount of approximately $400,000. The tax credits expire in 2011. Given the Company’s recent operating losses, it is highly unlikely that the Company will utilize the tax credits. As a result, management determined in the 4th quarter of 2010 that realization of the Company’s $200,000 investment from proceeds other than utilization of the tax credit was remote and as a result an impairment charge of $200,000 was recorded.

Note 10 —	Borrowings

The Company’s borrowings as of December 31, 2010 and 2009 are as follows:

		Maturity
	Rate(1)	Date	2010	2009

Senior bank debt	6%	May 2014	$8,000,000	$12,596,375
Bank line of credit	6%	June 2014 -	14,396,935	9,002,341
		Aug. 2015
Sleep center working capital notes payable	3.25 - 6%	Jul. 2011 -	225,124	467,835
		Jan. 2015
Notes payable on equipment	6 - 14%	Apr. 2012 -	417,249	570,947
		Dec. 2013
Seller financing	7.6%	Sep. 2012	90,662	—
Notes payable on vehicles	2.9 -	Nov. 2012 -	63,586	104,764
	3.9%	Dec. 2013
Insurance premium financing	2.97	Nov. 2011	12,075	68,316

Capital leases, matured			—	81,314

Total borrowings			23,205,631	22,891,892
Less:
Short-term debt			—	(195,816)
Current portion of long-term debt			(22,768,781)	(480,201)

Long-term debt			$436,850	$22,215,875

(1)	Effective rate as of December 31, 2010

In May 2008 and as amended in May 2009 and July 2010, the Company entered into a loan agreement with Arvest Bank consisting of a $30 million term loan (the “Term Loan”) and a $15 million line of credit to be used for future acquisitions (the “Acquisition Line”); collectively referred to as the “Credit Facility”. The Term Loan was used by the Company to consolidate certain prior loans to the Company’s subsidiaries SDC Holdings LLC (“SDC Holdings”) and ApothecaryRx LLC. The Term Loan and the Acquisition Line bear interest at the greater of the prime rate as reported in the Wall Street Journal or the floor rate of 6%. Prior to June 30, 2010, the floor rate was 5%. The rate on the Term Loan is adjusted annually on May 21. The rate on the Acquisition Line is adjusted on the anniversary date of each advance or tranche. The Term Loan matures on May 21, 2014 and requires quarterly payments of interest only. Commencing on September 1, 2011, the Company is obligated to make quarterly payments of principal and interest calculated on a seven-year amortization based on the unpaid principal balance on the Term Loan as of June 1, 2011. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of the advance or tranche. Each advance or tranche is repaid in quarterly payments of interest only for three years and thereafter, quarterly principal and interest payments based on a seven-year amortization until the balloon payment on the maturity date of the advance or tranche. The Credit Facility is collateralized by substantially all of the Company’s assets and is personally guaranteed by various individual shareholders of the Company. The Company has also agreed to maintain certain financial covenants including a Debt Service Coverage Ratio of not less than 1.25 to 1 and Minimum Net Worth, as defined.

As of December 31, 2010, the Company’s Debt Service Coverage Ratio is less than 1.25 to 1 and the Company does not meet the Minimum Net Worth requirement. Arvest Bank has waived the Debt Service Coverage Ratio and Minimum Net Worth requirements through June 30, 2011 assuming the Company makes a $3 million principal payment by June 30, 2011. The Company expects to raise the funds necessary to make the principal payment through additional equity or debt financing (see Note 2 — Basis of Presentation). There is no assurance that Arvest Bank will waive Debt Service Coverage Ratio and Minimum Net Worth requirements beyond June 30, 2011. Due to the non-compliance of these waivers and the associated contingent nature of achieving compliance before June 30, 2011, the associated debt has been classified as current on the accompanying consolidated balance sheets.

The Company has entered into various notes payable to banks to supplement the working capital needs of its individual sleep centers. The amount owed under these notes at December 31, 2010 of $225,124 bear interest at variable rates ranging from 0.0% to 1.5% above the prime rate as published in the Wall Street Journal except for one note which bears interest at a fixed rate of 6.0%. The Company is required to make monthly payments of principal and interest totaling $29,828. The notes mature on varying dates from July 2011 to January 2015.

The Company has entered into various notes payable for the purchase of sleep diagnostic equipment. The balance owed at December 31, 2010 of $417,249 is comprised of three notes with that bear interest at fixed rates ranging from 6% to 14%. The Company is required to make monthly payments of principal and interest totaling $14,135. The notes mature on varying dates from April 2012 to December 2013.

As part of the sale of ApothecaryRx assets, the Company retained one seller financing note payable. The note bears interest at a fixed rate of 7.6% and matures in September 2012. The Company is required to make monthly payments of principal and interest of $4,627. The balance of the note as of December 31, 2009 was $137,325 and is included in liabilities from discontinued operations.

The Company has entered various notes payable for the purchase of vehicles. Under the terms of the notes, the Company is required to make monthly principal and interest payments totaling $2,732. The notes mature on various dates from November 17, 2012 to December 22, 2013.

The Company has entered into a short-term premium financing arrangement for certain insurance coverage. The financing arrangement bears interest at 2.97% and matures in November 2011.

At December 31, 2010, future maturities of long-term debt were as follows:

2011	$22,768,781
2012	244,137
2013	169,871
2014	22,842
2015	—
Thereafter	—

Note 11 —	Commitments and Contingencies

Legal Issues

The Company is exposed to asserted and unasserted legal claims encountered in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the operating results or the financial position of the Company. During the years ended December 31, 2010 and 2009, the Company did not incur any costs in settlement expenses related to its ongoing asserted and unasserted legal claims.

Operating Leases

The Company leases all of the real property used in its business for office space, retail pharmacy locations and sleep testing facilities under operating lease agreements. Rent is expensed consistent with the terms of each lease agreement over the term of each lease. In addition to minimum lease payments, certain leases require reimbursement for common area maintenance and insurance, which are expensed when incurred.

The Company’s rental expense for operating leases in 2010 and 2009 was $1,908,322 and $1,558,478, respectively. The Company’s rental expense for operating leases in 2010 and 2009, included in discontinued operations, was $1,024,897 and $1,232,613, respectively.

Following is a summary of the future minimum lease payments under operating leases as of December 31, 2010:

2011	$1,866,865
2012	1,519,991
2013	1,292,746
2014	830,094
2015	519,365
Thereafter	2,489,158

Total	$8,518,219

Significant Supplier

The Company is dependent on merchandise vendors to provide sleep disorder related products for resale. The Company’s largest sleep product supplier is Fisher and Paykel Healthcare, which supplied approximately 39% of the Company’s sleep supplies in the year ended December 31, 2010. In the fiscal year ended December 31, 2009, the Company’s largest sleep product supplier was Resmed, which supplied approximately 37% of the Company’s sleep supplies. In management’s opinion, if any of these relationships were terminated or if any contracting party were to experience events precluding fulfillment of the Company’s needs, the Company would be able to find a suitable alternative supplier, but possibly not without significant disruption to the Company’s business. This could take a significant amount of time and result in a loss of customers and revenue, operating and cash flow losses and may deplete working capital reserves.

Note 12 —	Income Taxes

The income tax provision for the years ended December 31, 2010 and 2009 consists of:

	2010	2009

Current provision	$166,795	$—
Deferred provision (benefit)	998,000	(2,273,000)
Change in beginning of year valuation allowance	(998,000)	2,273,000

Total	$166,795	$—

Current provision, discontinued operations	$—	$—

The Company expensed $110,000 during the year ended December 31, 2010 for estimated penalties incurred for filing certain Federal tax returns late. The amount expensed is included in the income tax provision. There were no estimated penalties expensed during the year ended December 31, 2009.

Deferred income tax assets and liabilities as of December 31, 2010 and 2009 are comprised of:

	2010	2009

Deferred income tax assets:
Current:
Accounts receivable	$1,664,000	$289,000
Accrued liabilities	106,000	51,000

	1,770,000	340,000
Valuation allowance	(1,770,000)	(57,000)

Total current deferred tax assets	—	283,000

Long-term:
Goodwill	4,839,000	9,025,000
Net operating loss carryforwards	4,725,000	3,231,000
State tax credit carryforwards	400,000	400,000
Intangible assets	154,000	278,000
Acquisition costs	38,000	104,000
Stock awards	69,000	79,000

	10,225,000	13,117,000
Valuation allowance	(9,849,000)	(12,560,000)

Total long-term deferred tax assets	376,000	557,000
Deferred income tax liabilities:
Current:
Tax accounting changes	—	283,000

Long-term:
Fixed assets, net	376,000	557,000

Deferred tax asset, net	$—	$—

The change in the Company’s valuation allowance on deferred tax assets during the years ended December 31, 2010 and 2009 follows:

	2010	2009

Beginning valuation allowance	$12,617,000	$10,344,000
Change in valuation allowance	(998,000)	2,273,000

Ending valuation allowance	$11,619,000	$12,617,000

The Company’s effective income tax rate for continuing operations differs from the U.S. Federal statutory rate as follows:

	2010	2009

Federal statutory rate	35.0%	35.0%
Change in valuation allowance	5.2	(43.8)
Nondeductible impairment charges	(29.6)	—
Other	(9.7)	8.8

Effective income tax rate	0.9%	—%

At December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $13,499,000, expiring at various dates through 2025. Approximately $3,012,000 of the Company’s net operating loss carryforwards are subject to an annual limitation of approximately $218,000.

The amount of income taxes the Company pays is subject to ongoing examinations by federal and state tax authorities. To date, there have been no reviews performed by federal or state tax authorities on any of the Company’s previously filed returns. The Company’s 2003 and later tax returns are still subject to examination.

Note 13 —	Capital Structure

During the year ended December 31, 2009, the holders of certain placement agent warrants exercised their warrants. These warrants were exercisable for the purchase of 16,561 shares of common stock and were issued in connection with our 2008 private placement and convertible note conversion. The warrant holders elected to use the “cashless exercise” provisions and, accordingly, were not required to pay the exercise price ranging from $4.40 to $22.00 per share. The Company issued 8,776 shares of common stock pursuant to these warrant exercises. In connection with this the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid.

On September 14, 2009, the Company completed the Eastern acquisition. In connection with this acquisition, the Company issued 188,199 shares of common stock shares for $1,544,000 (or $8.20 per share) as a portion of the purchase price consideration. In connection with the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid.

Note 14 —	Stock Options, Grants and Warrants

The Company has adopted three stock option plans, the 2008 Long-Term Incentive Plan (the “Incentive Plan”), the 2003 Stock Option Plan (the “Employee Plan”) and the 2003 Non-Employee Stock Option Plan (the “Non-Employee Plan”).

The Incentive Plan consists of three separate stock incentive plans, a Non-Executive Officer Participant Plan, an Executive Officer Participant Plan and a Non-Employee Director Participant Plan. Except for administration and the category of employees eligible to receive incentive awards, the terms of the Non-Executive Officer Participant Plan and the Executive Officer Participant Plan are identical. The Non-Employee Director Plan has other variations in terms and only permits the grant of nonqualified stock options and restricted stock awards. Each incentive award will be pursuant to a written award agreement. The number of shares of common stock authorized and reserved under the Incentive Plan is 750,000.

The Employee Plan provides for the issuance of options intended to qualify as incentive stock options for federal income tax purposes to our employees, including employees who also serve as a Company director. The exercise price of options may not be less than 85% of the fair market value of our common stock on the date of grant of the option. The Non-Employee Plan provides for the grant of stock options to the Company’s non-employee directors, consultants and other advisors. The Company’s employees are not eligible to participate in the Non-Employee Plan. Under the provisions of this plan, the options do not qualify as incentive stock options for federal income tax purposes.

The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Given the Company’s limited trading history and lack of employee option exercise history, the Company has included the assumptions and variables of similar companies in the determination of the actual variables used in the option pricing model. The Company bases the risk-free interest rate used in the option pricing model on U.S. Treasury zero-coupon issues. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore an expected dividend yield of zero is used in the option pricing model.

The assumptions used to value the option and warrant grants are as follows:

	2010	2009

Expected life (in years)	2.5	1.0 - 3.5
Volatility	81%	55%
Risk free interest rate	0.4%	0.4 - 2.0%
Dividend yield	—%	—%

Information with respect to stock options and warrants outstanding follows:

		Average
		Exercise
	Shares	Price

Outstanding at January 1, 2009	147,652	$12.16
Granted — warrants	25,000	8.20
Granted — options	58,215	12.56
Exercised — warrants	(16,561)	6.60
Forfeited — options	(7,590)	20.96

Outstanding at December 31, 2009	206,716	11.92
Granted — options	31,250	4.71
Forfeited — warrants	(50,000)	10.00
Forfeited — options	(42,549)	16.25

Outstanding at December 31, 2010	145,417	$9.75

				Options and Warrants
	Options and Warrants Outstanding			Exercisable
	Shares	Average	Average	Shares	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
	at 12/31/10	Life (Years)	Price	at 12/31/10	Price

Less than to $5.00	31,250	4.8	$4.71	18,750	$4.73
$5.01 to $10.00	75,783	2.9	9.11	67,451	9.10
Greater than $10.00	38,384	2.1	15.11	38,386	15.11

Total	145,417			124,587

The fair value of the 31,250 and 58,215 options issued in 2010 and 2009 was estimated to be approximately $71,000 and $103,000, respectively. The value of the options is recorded as compensation expense or, in the case of non-employee third parties, as professional services expense over the requisite service period which equals the vesting period of the options. Compensation expense related to stock options was $84,000 and $39,000 during 2010 and 2009, respectively. During 2009, the Company recorded $14,581 in professional services fees for options issued to an investor relations firm.

During 2009, the Company issued 25,000 warrants to Viewtrade for the performance of financial services. The fair value of the warrants was estimated to be approximately $87,000 and was recorded as professional services expense over the vesting period in 2009.

The options and warrants outstanding and options and warrants exercisable as of December 31, 2010 and 2009 had no intrinsic value. The intrinsic value is calculated as the difference between the market value and exercise price of the shares.

Information with respect to the Company’s restricted stock awards follows:

		Weighted
		Average
		Grant Date
Unvested Restricted Stock Awards	Shares	Fair Value

Unvested at December 31, 2008	32,500	$6.40
Granted	175,667	7.76
Vested	(71,917)	7.84
Forfeited	(30,000)	6.72

Unvested at December 31, 2009	106,250	7.60
Granted	52,500	4.56
Vested	(84,375)	5.80
Forfeited	(51,875)	6.88

Unvested at December 31, 2010	22,500	$9.76

During 2010 and 2009, the Company issued 52,500 and 175,667, respectively, restricted stock grant awards to certain key employees and directors. The fair value of the restricted stock grant awards was $239,000 and $1,365,704, respectively, and was calculated by multiplying the number of restricted shares issued times the closing share price on the date of issuance. The value of the stock grants is recorded as compensation over the requisite service period which equals vesting period of the stock award. During 2010 and 2009, the Company recorded compensation expense related to stock grant awards of approximately $390,000 and $682,000, respectively. As of December 31, 2010 and 2009, the Company has unrecognized compensation expense associated with the stock grants, options and warrants of approximately $464,000 and $754,000, respectively.

Note 15 —	Fair Value Measurements

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:

•	Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

•	Level 3 — Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.

The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Recurring Fair Value Measurements:  The carrying value of the Company’s financial assets and financial liabilities is their cost, which may differ from fair value. The carrying value of cash held as demand deposits, money market and certificates of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximated their fair value. The fair value of the Company’s long-term debt, including the current portion approximated its carrying value. Fair value for long-term debt was estimated based on quoted market prices of the identical debt instruments or values of comparable borrowings.

Nonrecurring Fair Value Measurements:  Goodwill and indefinite-lived intangible assets are tested for possible impairment as of the beginning of the fourth quarter of each year. During 2010, management concluded that the carrying values of goodwill and certain intangible assets at its sleep centers located in Nevada, Oklahoma and Texas exceeded their respective fair values. In addition, the carrying value of the Company’s indefinite lived intangible asset and certain other intangible assets associated with the MSA at Eastern exceeded their fair value. As a result, the Company recorded impairment charges totaling $10.8 million to write down the goodwill and intangible assets to their respective implied fair values. Also during 2010, the Company identified impairment indicators relating to property and equipment at certain sleep diagnostic facilities and certain administrative facilities and determined that the fair value of the identified assets was less than their carrying value. As a result, an impairment charge of $762,224 was recorded during 2010 to write down the property and equipment to its implied fair value. These nonrecurring fair value measurements were developed using significant unobservable inputs (Level 3). The primary valuation technique used was an income methodology based on management’s estimates of forecasted cash flows for each business unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. Assumptions used by management were similar to those that would be used by market participants performing valuations of these business units and were based on analysis of current and expected future economic conditions and the updated strategic plan for each business unit.

The fair value measurements for the Company’s assets measured at fair value on a nonrecurring basis as of December 31, 2010 follows:

		Quoted
		Prices in
		Active		Significant
	Year	Markets for	Significant Other	Unobservable
	Ended	Identical	Observable Inputs	Inputs	Total Gains
Assets	12/31/2010	(Level 1)	(Level 2)	(Level 3)	(Losses)

Goodwill	$13,007,953	$—	$—	$13,007,953	$(7,508,941)
Intangible assets	2,400,756	—	—	2,400,756	(3,243,056)

					$(10,751,997)

Note 16 —	Related Party Transactions

On March 16, 2011, the Company executed a promissory note with Valiant Investments, LLC in the amount of $1,000,000. The note bears interest at 6%. All accrued interest and principal are due at the maturity of the Note on August 1, 2011. The proceeds from the note will be drawn through a series of advances and will be used for working capital. Valiant Investments, LLC is controlled by Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank.

As of December 31, 2010 and 2009, the Company had approximately $0.6 million and $0.7 million on deposit at Valliance Bank. Valliance Bank is controlled by Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates. In addition, the Company is obligated to Valliance Bank under certain sleep center capital notes totaling approximately $110,000 and $193,000 at December 31, 2010 and 2009, respectively. The interest rates on the notes are fixed at 6%. Non-controlling interests in Valliance Bank are held by Mr. Stanton Nelson, the Company’s chief executive officer and Mr. Joseph Harroz, Jr., one of the Company’s directors. Mr. Nelson and Mr. Harroz also serve as directors of Valliance Bank.

The Company’s corporate headquarters and offices and the executive offices of SDC Holdings are occupied under a month to month lease with Oklahoma Tower Realty Investors, LLC, requiring monthly rental payments of approximately $7,000. From April 2010 through November 2010, the Company paid a reduced monthly rental payment of $4,200 per month and prior to April 2010, the monthly rental payments were $10,300. Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates, controls

Oklahoma Tower Realty Investors, LLC (“Oklahoma Tower”). During the years ended December 31, 2010 and 2009, the Company incurred approximately $75,000 and $132,000, respectively, in lease expense under the terms of the lease. Mr. Stanton Nelson, the Company’s chief executive officer, owns a non-controlling interest in Oklahoma Tower Realty Investors, LLC.

During 2009, the Company paid Specialty Construction Services, LLC approximately $255,000, primarily for construction of leasehold improvements at our Norman, Oklahoma facility. Non-controlling interests in Specialty Construction Services, LLC are held by Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates, and Mr. Stanton Nelson, our Chief Executive Officer.

During the year ended December 31, 2009, the Company paid approximately $24,000 to R.T. Oliver Investments, Inc. for air travel expenses. Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates, controls R.T. Oliver Investments, Inc. Mr. Stanton Nelson, the Company’s chief executive officer, owns a non-controlling interest in R.T. Oliver Investments, Inc.

Note 17 —	Subsequent Events

Management evaluated all activity of the Company and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except the following:

On March 16, 2011, the Company executed a promissory note with Valiant Investments, LLC in the amount of $1,000,000. The note bears interest at 6%. All accrued interest and principal are due at the maturity of the Note on August 1, 2011. The proceeds from the note will be drawn through a series of advances and will be used for working capital. Valiant Investments, LLC is controlled by Mr. Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates. The promissory note is subordinate to the Company’s credit facility with Arvest Bank.

On May 4, 2011, the Company executed subscription agreements with existing accredited investors or their affiliates to sell 1,293,103 shares of the Company’s common stock in a private placement. The proceeds of the private placement were approximately $3 million ($2.32 per share). The proceeds included $2 million in cash and $1 million from the conversion of the Valiant Note. In conjunction with the private placement, each investor received a warrant to purchase one share of common stock for each common share purchased pursuant to the subscription agreement. The warrants are exercisable for the purchase of one share of common stock for $1.80 beginning November 4, 2011 and on or before May 4, 2014.

On May 10, 2011, the Company executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of the Company’s subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provides certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. The Company’s decision to sell the assets of East was primarily based on management’s determination that the operations of East no longer fit into the Company’s strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit the Company’s ability to sell CPAP devices and other supplies at the East locations. Management’s decision to sell the East assets was also influenced by the Company’s current cash needs.

The operating results of East for the three months ended March 31, 2011 and 2010 are summarized below:

	2011	2010

Revenues	$485,892	$585,609

Income (loss), before taxes	$63,706	$182,979

The balance sheet items for East as of March 31, 2011 and December 31, 2010 are summarized below:

	March 31,	December 31,
	2011	2010

Cash and cash equivalents	$81,392	$239,141
Accounts receivable, net of allowances	527,198	294,423
Other current assets	21,159	30,171

Total current assets	629,749	563,735

Fixed assets, net	271,665	227,667
Intangible assets, net	1,085,685	1,087,000
Goodwill	163,730	163,730

Total noncurrent assets	1,521,080	1,478,397

Total assets	$2,150,829	$2,042,133

Payables and accrued liabilities	$179,305	$125,325

After the consummation of the Agreement, the historical financial information for East will be classified as discontinued operations in the Company’s consolidated financial statements.

On May 18, 2011, the Company’s board of directors approved a reverse split of the Company’s common stock at a ratio of 1 for 4 shares. The effective date of the reverse split was set as of the market close on June 3, 2011. The effect of the reverse split reduced the Company’s outstanding common stock shares from 34,126,022 to 8,531,506 shares as of the date of the reverse split. The accompanying consolidated financial statements and all per share information has been adjusted to reflect the reverse split.

Note 18 —	Supplemental Cash Flow Information

Cash payments for interest and income taxes and certain noncash investing and financing activities for the years ended December 31, 2010 and 2009 follows:

	2010	2009

Cash Paid for Interest and Income Taxes:
Interest expense, continuing operations	$1,230,000	$989,000
Interest expense, discontinued operations	1,345,000	1,453,000
Income taxes	20,000	39,000
Noncash Investing and Financing Activities:
Common stock and stock options issued in business acquisitions	$—	$1,544,000

4,000,000 Shares

Graymark Healthcare, Inc.

Common Stock

Prospectus

Roth Capital Partners

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee, and the FINRA filing fee.

SEC registration fee	$4,098.76
FINRA filing fee	5,800.00
Transfer agent and registrar fees	2,500.00
Accounting fees and expenses	100,000.00
Legal fees and expenses	250,000.00
Printing and engraving expenses	100,000.00
Miscellaneous	37,601.30

Total	$500,000.00

*	To be provided by amendment

Item 14.	Indemnification of Officers and Directors

Section 1031 of the Oklahoma General Corporation Act permits (and Registrant’s Certificate of Incorporation and Bylaws, which are incorporated by reference herein, authorize) indemnification of directors and officers of Registrant and officers and directors of another corporation, partnership, joint venture, trust or other enterprise who serve at the request of Registrant, against expenses, including attorneys fees, judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of Registrant or at the request of Registrant, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Registrant may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection therewith.

The circumstances under which indemnification is granted with an action brought on behalf of Registrant are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by Registrant.

These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended (the “Act”), in which case such provision is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, the registrant sold the following securities, which were not registered under the Securities Act.

On April 30, 2011, Graymark Healthcare, Inc. (“we” or “Graymark”) entered into Subscription Agreements with MTV Investments, LP, Black Oak II, LLC, TLW Securities, LLC and Valiant Investments, LLC, an entity owned and controlled by Roy T. Oliver one of our controlling shareholders. The Subscription Agreements provide for the sale of 1,293,103 shares of our common stock, par value $0.0001 per share, at a price of $2.32 per share and warrants exercisable for 1,293,103 shares of our common stock at an exercise price of $1.80 per share. The warrants are exercisable beginning six months after the issue date and expire after three years. On May 4, 2011, we closed on the sale of these securities. We received $2.0 million in cash and cancelled the outstanding promissory note in the amount of $1.0 million to Valiant Investments, LLC as payment of the purchase price. No underwriters or placement agents were used in connection with this transaction. The shares of common stock and warrants issued pursuant to the subscription agreements were issued in a private placement transaction pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended pursuant to Section 4(2) and Regulation D promulgated thereunder. The purchasers, or their affiliates, are existing shareholders of the Company with a pre-existing relationship and are accredited investors.

On April 1, 2010, we issued 7,500 shares of common stock pursuant to restricted stock awards issued under and pursuant to our 2008 Long-Term Incentive Plan. The shares were issued at the weighted-average fair market value of $4.00 and vest as follows: 2,500 shares immediately vested, 2,500 shares vest on April 1, 2011 and 2,500 shares vest on April 1, 2012. In connection with the issuance of these shares of common stock, no underwriting discounts or commissions were paid or will be paid. The shares of common stock were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D.

On February 25, 2010, we issued 45,000 shares of common stock pursuant to restricted stock awards issued under and pursuant to our 2008 Long-Term Incentive Plan. The shares were issued at the weighted-average fair market value of $4.64 and immediately vested. On March 25, 2010, 28,125 shares of common stock vested pursuant to previously issued restricted stock awards. The weighted-average fair market value of the 28,125 vesting shares on the grant date was $6.68 per share. In connection with the issuance of these shares of common stock, no underwriting discounts or commissions were paid or will be paid. The shares of common stock were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D.

On December 31, 2009, we issued 33,087 common stock shares pursuant to restricted stock awards under and pursuant to our 2008 Long-Term Incentive Plan. On December 31, 2009, 31,080 of the 33,087 common stock shares vested pursuant to the restricted stock awards. On date of the restricted stock awards of these vesting shares, 15,000 shares had a fair market value of $6.40 per share and 16,080 shares had a market value of $9.76 per share. The 2,007 balance of the shares were awarded to employees other than executive officers, vested immediately and were issued at the fair market value of $7.20 per share other than 630 shares that were issued at the fair market value of $7.80 per share. In connection with this the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid. The common stock shares were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D.

On September 15, 2009, we delivered 163,199 shares of our common stock to Avastra Sleep Centres Limited in payment of $1,344,000 of the purchase price of the outstanding stock of Avastra Eastern Sleep Centers, Inc., and 25,000 shares of our common stock to Daniel I. Rifkin, M.D. These common stock shares were sold without registration under the Securities Act of 1933, as amended, in accordance with Regulation D and without payment of any sales commissions or other form of remuneration. The further transferability of these common stock shares is prohibited unless pursuant to an effective registration statement and prospectus or pursuant to a registration exemption available under the Securities Act or the rules and regulations promulgated under the Securities Act.

During the three months ended December 31, 2008, we awarded restricted stock awards of 37,500 common stock shares under and pursuant to our 2008 Long-Term Incentive Plan. On November 29, 2008, we issued 4,000 common stock shares to two employees at $15.40 per share, which vested in November 2009. On December 15, 2008, we issued 7,500 common stock shares to Rick D. Simpson, our former Chief Financial Officer, and 25,000 common stock shares to Joseph Harroz Jr., our President and one of our Directors, at $6.16 per share. 50% of these shares vested in July 2009 and the remainder shall vest in July 2010. In connection with this the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid. The common stock shares were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D.

On June 3, 2008, we completed a private placement offering of 836,112 common stock shares for $15,050,011.50 or $18.00 per share. In connection with this offering, no underwriting discounts or commissions were paid or will be paid. The common stock shares were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D. In connection with this sale, the purchasers were provided disclosure information that principally consisted of a description of our common stock shares and our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2008. There were four purchasers of the common stock shares and each qualified as an accredited investor within the meaning of Rule 501(a) of Regulation D.

On May 30, 2008, we completed the Texas Labs acquisition. In connection this acquisition we issued 32,609 common stock shares for $900,000 (or $27.60 per share) as a portion of the purchase consideration. In connection with this the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid. The common stock shares were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D. In connection with this sale, the purchasers were provided disclosure information that principally consisted of a description of our common stock shares and our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2008. There were four purchasers of the common stock shares and each represented that it qualified as an accredited investor within the meaning of Rule 501(a) of Regulation D.

During 2008, the holders of certain placement agent warrants exercised their warrants. These warrants were exercisable for the purchase of 72,788 common stock shares and were issued in connection with our 2003 private placement and convertible note conversion. The warrant holders elected to use the “cashless exercise” provisions and, accordingly, were not required to pay the exercise price ranging from $4.40 to $22.00 per share. We issued 37,431 common stock shares pursuant to these warrant exercises. In connection with this the issuance of these common stock shares, no underwriting discounts or commissions were paid or will be paid. The common stock shares were sold without registration under the Securities Act of 1933, as amended, in reliance on the registration exemption afforded by Regulation D and more specifically Rule 506 of Regulation D. It is believed that each warrant holder qualified as an accredited investor within the meaning of Rule 501(a) of Regulation D.

Pursuant to the Exchange Agreement and the related closing, we agreed to issue 5,100,000 shares of our common stock to Oliver Company Holdings, LLC, Lewis P. Zeidner, Stanton Nelson, Vahid Salalati, Greg Luster, William R. Oliver, Kevin Lewis, John B. Frick Revocable Trust, Roger Ely, James A. Cox, Michael Gold, Katrina J. Martin Revocable Trust, the former equity interest owners or in some cases the designee of the former equity interest owners of SDC Holdings, LLC and ApothecaryRx, LLC. These common stock shares were offered and sold in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the without registration under the Securities Act. In conjunction with the sale of these common stock shares, no sales commissions or other remuneration was paid.

The foregoing shares of common stock described in the table above were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each holder had adequate access to information about the registrant through his relationship with the registrant or through information provided to him.

The registrant did not, nor does it plan to, pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the certificates issued representing the securities in the transactions listed above bears a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of the transactions listed above represented to the registrant their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had or have adequate access, through their employment or other relationship with the registrant or through other access to information provided by our company, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See Index of Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which is hereby incorporated by reference.

(b) Financial Statement Schedules.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, State of Oklahoma, on the 25th day of May 2011.

GRAYMARK HEALTHCARE, INC.

By:	/s/ Stanton Nelson
Stanton Nelson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to this Registration Statement has been signed below by the following persons in the capacities indicated on May 25, 2011.

Signature		Title

/s/ Stanton Nelson Stanton Nelson		Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Edward M. Carriero, Jr. Edward M. Carriero, Jr.		Chief Financial Officer (Principal Financial Officer)

* Grant A. Christianson		Chief Accounting Officer (Principal Accounting Officer)

* Joseph Harroz, Jr.		Director

* Scott Mueller		Director

* S. Edward Dakil, M.D.		Director

* Steven List		Director

*By:	/s/ Stanton Nelson Stanton Nelson Attorney-In-Fact

EXHIBIT INDEX

The following documents are filed as exhibits to this registration statement.

Exhibit No.		Description

1	.1+	Form of Underwriting Agreement.
3.1		Registrant’s Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1.1 of Registrant’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2008.
3.2		Registrant’s Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 of Registrant’s Quarterly Report on Form 10-Q as filed with the Commission on August 14, 2008.
4.1		Form of Certificate of Common Stock of Registrant, incorporated by reference to Exhibit 4.1 of Registrant’s Registration Statement on Form SB-2 (No. 333-111819) as filed with the Commission on January 9, 2004.
4.2		Form of Amended and Restated Common Stock Purchase Warrant Agreement issued to SXJE, LLC and dated March 2007, is incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
4.3		Financial Advisor Warrant Agreement issued to ViewTrade Securities, Inc. and dated June 11, 2009, is incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
5	.1*	Opinion of McAfee & Taft, P.C.
10.1		Graymark Productions, Inc. 2003 Stock Option Plan, incorporated by reference to Exhibit 10.5 of Registrant’s Registration Statement on Form SB-2 (No. 333-111819) as filed with the Commission on January 9, 2004.
10.2		Graymark Productions, Inc. 2003 Non-Employee Stock Option Plan, incorporated by reference to Exhibit 10.6 of Registrant’s Registration Statement on Form SB-2 (No. 333-111819) as filed with the Commission on January 9, 2004.
10.3		Graymark Healthcare, Inc. 2008 Long-term Incentive Plan adopted by Registrant on the effective date of October 29, 2008, is incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2008.
10	.3.1	Graymark Healthcare, Inc. 2008 Long-term Incentive Plan, Form of Restricted Stock Award Agreement, is incorporated by reference to Exhibit 10.3.1 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
10	.3.2	Graymark Healthcare, Inc. 2008 Long-term Incentive Plan, Form of Stock Option Agreement, is incorporated by reference to Exhibit 10.3.2 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
10.4		Exchange Agreement between Registrant, SDC Holdings, LLC, SDOC Investors, LLC, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely, ApothecaryRx, LLC, Oliver RX Investors, LLC, Lewis P. Zeidner, Michael Gold, James A. Cox, and John Frick, dated October 29, 2007, is incorporated by reference to Registrant’s Schedule 14 Information Statement filed with the U.S. Securities and Exchange Commission on December 5, 2007.
10.5		Registration Rights Agreement between Registrant, Oliver Company Holdings, LLC, Lewis P. Zeidner, Stanton Nelson, Vahid Salalati, Greg Luster, William R. Oliver, Kevin Lewis, John B. Frick Revocable Trust, Roger Ely, James A. Cox, Michael Gold, Katrina J. Martin Revocable Trust, dated January 2, 2008, is incorporated by reference to Registrant’s Schedule 14 Information Statement filed with the U.S. Securities and Exchange Commission on December 5, 2007.
10.6		Asset Purchase Agreement among ApothecaryRx, LLC, Rambo Pharmacy, Inc. and Norman Greenburg, dated January 3, 2008, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2008.
10.7		Goodwill Protection Agreement between ApothecaryRx, LLC, Rambo Pharmacy, inc. and Norman Greenburg, dated January 12, 2008, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2008.

Exhibit No.		Description

10.8		Employment Agreement between ApothecaryRx, LLC and Aric Greenburg, dated January 17, 2008, is incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2008.
10.9		Transition Agreement between ApothecaryRx, LLC, Rambo Pharmacy, Inc. and Norman Greenburg, dated January 17, 2008, is incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2008.
10.10		Lease Agreement between ApothecaryRx, LLC and Rambo Pharmacy, Inc., dated January 12, 2008, is incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2008.
10.11		Asset Purchase Agreement between ApothecaryRx, LLC and Thrifty Drug Stores, Inc., dated February 8, 2008, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 6, 2008.
10.12		Goodwill Protection Agreement between ApothecaryRx, LLC and Thrifty Drug Stores, Inc., dated February 29, 2008, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 6, 2008.
10.13		Pharmacy Purchase Agreement between ApothecaryRx, LLC, Rehn-Huerbinger Drug Co., 666 Drug Co., Wilmette-Huerbinger Drug Co., Edward Cox, Simpson Gold, Lawrence Horwitz, and Steven Feinerman, dated May 2, 2008, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10	.13.1	First Amendment to Pharmacy Purchase Agreement between ApothecaryRx, LLC, Rehn-Huerbinger Drug Co., 666 Drug Co., Wilmette-Huerbinger Drug Co., Edward Cox, Simpson Gold, Lawrence Horwitz, and Steven Feinerman, dated May 23, 2008, is incorporated by reference to Exhibit 10.7 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10	.13.2	Second Amendment to Pharmacy Purchase Agreement between ApothecaryRx, LLC, Rehn-Huerbinger Drug Co., 666 Drug Co., Wilmette-Huerbinger Drug Co., Edward Cox, Simpson Gold, Lawrence Horwitz, and Steven Feinerman, dated June 3, 2008, is incorporated by reference to Exhibit 10.8 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.14		Goodwill Protection agreement between ApothecaryRx, LLC, Edward Cox, Simpson Gold and Lawrence Horwitz, dated June 3, 2008, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.15		Employment Agreement between ApothecaryRx, LLC and Lawrence Horwitz, dated June 3, 2008, is incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.16		Employment Agreement between ApothecaryRx, LLC and Steven Feinerman, dated June 3, 2008, is incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.17		Employment Agreement between ApothecaryRx, LLC and Edward Cox, dated June 3, 2008, is incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.18		Employment Agreement between ApothecaryRx, LLC and Simpson Gold, dated June 3, 2008, is incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2008.
10.19		Purchase Agreement between TCSD of Waco, LLC and Sleep Center of Waco, Ltd., dated May 30, 2008, is incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 13, 2008.
10.20		Purchase Agreement between Capital Sleep Management, LLC, Plano Sleep Center, Ltd., and Southlake Sleep Center, Ltd., dated May 30, 2008, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 13, 2008.

Exhibit No.		Description

10.21		Asset Purchase Agreement between SDC Holdings, LLC, Christina Molfetta and Hanna Friends Trust, dated June 1, 2008, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 13, 2008.
10.22		Loan Agreement between Registrant, SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and Lewis P. Zeidner and Arvest Bank, dated May 21, 2008 is incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2009.
10	.22.1	Amendment to Loan Agreement between Registrant, SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and Lewis P. Zeidner and Arvest Bank, effective May 21, 2008 is incorporated by reference to Exhibit 10.32 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2009.
10	.22.2	Second Amendment to Loan Agreement between Registrant, SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and Lewis P. Zeidner and Arvest Bank, effective May 21, 2008, is incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10 Q filed with the U.S. Securities and Exchange Commission on August 14, 2009.
10	.22.3**	Third Amendment to Loan Agreement between Registrant, SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and Lewis P. Zeidner and Arvest Bank, effective May 21, 2008.
10	.22.4**	Amended and Restated Loan Agreement dated December 17, 2010 by and among Graymark Healthcare, Inc., SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Kevin Lewis, Roger Ely, Lewis P. Zeidner and Arvest Bank.
10	.22.5	Letter Agreement dated March 11, 2011 by and between Graymark Healthcare, Inc. and Arvest Bank, is incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 22, 2011.
10.23		Stock Sale Agreement dated August 19, 2009 by and among SDC Holdings, LLC, AvastraUSA, Inc. and Avastra Sleep Centers Limited, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission on August 26, 2009.
10	.23.1	First Amendment to Stock Sale Agreement dated August 23, 2009 among SDC Holdings, LLC, AvastraUSA, Inc. and Avastra Sleep Centers Limited, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission on August 26, 2009.
10	.23.2	Second Amendment to Stock Sale Agreement dated September 14, 2009 among SDC Holdings, LLC, AvastraUSA, Inc. and Avastra Sleep Centers Limited, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission on September 16, 2009.
10.24		Lock up and Stock Pledge Agreement dated September 14, 2009 among Graymark Healthcare, Inc., SDC Holdings, LLC, AvastraUSA, Inc. and Avastra Sleep Centers Limited, is incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission on September 16, 2009.
10.25		Settlement Agreement and Release dated September 14, 2009 among Daniel I. Rifkin, M.D., Graymark Healthcare, Inc., SDC Holdings, LLC, Avastra Sleep Centers Limited, AvastraUSA, Inc, is incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K/A filed with the U.S. Securities Exchange Commission on September 21, 2009.

Exhibit No.		Description

10.26		Amended and Restated Employment Agreement between Registrant and Grant A. Christianson, dated October 19, 2010, is incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2010.
10.27		Employment Agreement between Registrant and Stanton Nelson, dated October 13, 2009, is incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 14, 2009.
10.28		Amended and Restated Employment Agreement among the Registrant, Lewis P. Zeidner, and ApothecaryRx, LLC, dated October 13, 2009, is incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 14, 2009.
10.29		Employment Agreement between Registrant and Joseph Harroz, Jr., dated December 5, 2008, is incorporated by reference to Exhibit 10.2 of Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2008.
10.30		Agreement between the Registrant and Joseph Harroz, Jr., dated March 25, 2010, is incorporated by reference to Exhibit 10.30 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
10.31		Restricted Stock Award Agreement between the Registrant and Stanton Nelson, dated March 25, 2010 is incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2010.
10.32		Employment Agreement between the Registrant and Edward M. Carriero, Jr., dated October 7, 2010, is incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2010.
10.33		Asset Purchase Agreement dated September 1, 2010 among Walgreen Co., ApothecaryRx, LLC, and, to certain sections only, Graymark Healthcare, Inc., is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 2, 2010.
10	.33.1	First Amendment to Asset Purchase Agreement dated October 29, 2010 among Walgreen Co., ApothecaryRx, LLC, and, to certain sections only, Graymark Healthcare, Inc., is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 29, 2010.
10.34		Employment Agreement between Registrant and Rick D. Simpson, dated December 5, 2008, is incorporated by reference to Exhibit 10.3 of Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2008.
10.35		Form of Indemnification Agreement between the Company and each of its directors and executive officers, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 24, 2010.
10	.36.1	Loan Agreement dated March 16, 2011 by and between Valiant Investments LLC and Graymark Healthcare, Inc., is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 22, 2011.
10	.36.2	Note dated March 16, 2011 issued by Graymark Healthcare, Inc., is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 22, 2011.
10	.36.3	Subordination Agreement dated March 16, 2011 by and among Valiant Investments, L.L.C., ApothecaryRx, LLC, SDC Holdings LLC and Graymark Healthcare, Inc., in favor of Arvest Bank, is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 22, 2011.
10.37		Form of Subscription Agreement dated April 30, 2011 by and between each of Graymark Healthcare, Inc., and each of MTV Investments, LP, Black Oak II, LLC, TLW Securities, LLC and Valiant Investments, LLC, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report with the U.S. Securities and Exchange Commission on Form 8-K filed on May 5, 2011.
10.38		Form of Warrant Agreement dated May 4, 2011 issued to each of MTV Investments, LP, Black Oak II, LLC, TLW Securities, LLC and Valiant Investments, LLC, is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report with the U.S. Securities and Exchange Commission on Form 8-K filed on May 5, 2011.

Exhibit No.		Description

23	.1+	Consent of Eide Bailly, LLP
23.2		Consent of McAfee & Taft, P.C. (included in Exhibit 5.1)
24.1		Power of attorney (see page II-5)

*	To be filed by amendment.

+	Filed herewith.

**	Previously filed.